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5,418,019 Shares

Finisar Corporation

Common Stock

    This Prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Finisar Corporation. The shares of our common stock may be offered by any of the selling stockholders named in this prospectus, each of whom received their shares when we acquired Demeter Technologies, Inc. We will receive no part of the proceeds of the sale of any shares offered in this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

    The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers acting solely as agents. In addition, the broker-dealers may acquire the common stock as principals. The distribution of the common stock may be effected in one or more of the following transactions:

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  block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

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  on over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

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  privately negotiated transactions.

These transactions may be made at market prices and on terms prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

    Finisar Corporation's common stock is traded on the Nasdaq National Market under the symbol "FNSR". On February 1, 2001 the last reported sales price for the common stock was $38.38 per share.

    INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

    Each selling stockholder and any broker executing selling orders on behalf of the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933. Commissions received by any broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 8, 2001.

    Beginning in fiscal 2000, our financial records have been maintained on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen-week periods). For ease of comparison, all references to period end dates in this prospectus have been presented as though the period ended on the last day of the calendar month. The first two quarters of fiscal 2001 ended on July 31, 2000 and October 31, 2000 and the first three fiscal quarters of fiscal 2000 ended August 1, 1999, October 31, 1999 and January 30, 2000.

    You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the financial data and related notes, before making an investment decision.

Finisar Corporation

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over Gigabit Ethernet-based local area networks, or LANs, Fibre Channel-based storage area networks, or SANs, and wide-area and metropolitan data networking applications, or WANs and MANs. Our optical subsystems convert electrical signals into optical signals for reliable, high-speed data transmission over varying distances, speeds and transmission mediums. We sell our optical subsystems to manufacturers of networking and storage equipment that develop and market systems based on Gigabit Ethernet and Fibre Channel, which are advanced transmission protocols used in high-speed LAN and SAN applications. LANs interconnect computer users within an organization and allow users to share common computer resources. SANs allow storage to be networked among users and provide high-speed interconnections between storage systems and servers. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    The growing number of users accessing networks, the increasing need to accommodate data traffic which requires greater transmission capacity, or bandwidth, and the increasingly important role that data communication networks play within corporations and other organizations has created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology. Many of these systems operate over Gigabit Ethernet-based LANs, Fibre Channel-based SANs or extended versions of these networks. These systems utilize fiber optic subsystems which enable them to transmit data at very high speeds with high accuracy, often over long distances. In addition to creating a need for optical subsystems, complex transmission protocols such as Gigabit Ethernet and Fibre Channel have resulted in a demand for advanced network performance test systems. As these protocols have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges. Data integrity, reliability and standards compliance become increasingly difficult at high transmission speeds. Additionally, manufacturers require optical subsystems which support a broad range of network applications. To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and network performance test systems which meet the requirements of manufacturers of high-speed data networking and storage systems. Our optical subsystems and network performance test systems are designed to provide the following key benefits to systems manufacturers:

    Value-Added Functions and Intelligence.  Our high-speed fiber optic subsystems are engineered to provide our customers with value-added functionality beyond the basic capability of enabling high-speed data transmission. Many of our optical subsystems include:

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  a microprocessor containing specially developed software that allows customers to monitor the optical performance of each port on their systems in real time; and

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  features that automatically recognize different versions of the Fibre Channel protocol and enable our subsystems to interoperate with older, installed networking systems.

Our test systems also contain value-added software functions that permit users to simulate and track errors.

    High Level of Data Integrity.  Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. This high level of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    High Reliability.  We design all of our optical subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Our products have very low failure rates. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. In addition, because our subsystems are designed to emit lower levels of electromagnetic interference, or EMI, than the standards set by the Federal Communications Commission, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    Broad Optical Subsystem Product Line.  We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    Broad Test System Product Line.  We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

    Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. We plan to leverage our relationships with our existing customers as they enter new, high-speed data communications markets and to expand our sales and marketing organization in order to establish new relationships with other key data and storage networking manufacturers. We intend to capitalize on our customers' satisfaction and our service-oriented approach to take advantage of cross-selling opportunities. We also plan to expand our international sales efforts.

    We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Alcatel Networks (formerly Newbridge Networks) and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks. For the fiscal year ended April 30, 2000, we had revenues of $67.1 million and net income of $2.9 million. For the six months ended October 31, 2000, we had revenues of $71.7 million and a net loss of $19.3 million, with the loss primarily due to charges related to the acquisition of Sensors Unlimited, Inc. in October 2000.

Recent Developments

    On October 17, 2000, we completed the acquisition of Sensors Unlimited, Inc. Sensors Unlimited is headquartered in Princeton, New Jersey and is the world's leading supplier of optical components that monitor the performance of dense wavelength division multiplexing, or DWDM, systems. Sensors Unlimited operates as a subsidiary of Finisar at its current facility in Princeton, New Jersey.

    On November 21, 2000, we completed the acquisition of Demeter Technologies, Inc. Demeter Technologies was founded in June 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications. Demeter Technologies will operate as a subsidiary of Finisar at its current location in El Monte, California.

    On November 20, 2000, we entered into a definitive agreement to acquire Transwave Fiber, Inc. Transwave Fiber is headquartered in Fremont, California with operations in Shanghai, China and has developed a line of passive optical components for use in storage area network and metropolitan access applications. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Transwave's stockholders and other customary conditions.

    On November 21, 2000, we entered into a definitive agreement to acquire Shomiti Systems, Inc. Shomiti Systems, headquartered in San Jose, California, has developed a broad line of Ethernet and voice over internet protocol, or VoIP, analysis products from 10 megabits to 10 gigabits. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Shomiti's stockholders, the notification requirements of the Hart-Scott-Rodino Antitrust Act and other customary conditions.

    On December 13, 2000, we entered into a definitive agreement to acquire Medusa Technologies, Inc. Medusa Technologies is located outside Austin, Texas and provides training and testing services focusing on fibre channels and other networking technologies. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Medusa's stockholders and other customary conditions.

Corporate Information

    Finisar was incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1308 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is (408) 548-1000 and our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	5,418,019 shares
Common stock to be outstanding after this offering	185,500,768 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	FNSR

    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of December 31, 2000 and excludes:

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  11,200,861 shares of common stock issuable upon exercise of options outstanding at December 31, 2000 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $13.70 per share, and an additional 8,278,450 shares reserved for issuance under our 1999 stock option plan as of December 31, 2000;

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  947,990 shares of common stock issuable upon exercise of options assumed in connection with our acquisition of Sensors Unlimited and Demeter Technologies, with a combined weighted average exercise price of $0.77 per share; and

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  270,175 shares of common stock reserved for issuance under our 1999 employee stock purchase plan as of December 31, 2000.

Summary Financial Data
(in thousands, except per share data)

    The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1998, 1999 and 2000 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1996 and 1997 are derived from unaudited consolidated financial statements not included in this prospectus. The statement of operations data for the six month periods ended October 31, 1999 and 2000 and the balance sheet data as of October 31, 2000 are derived from, and are qualified by reference to, our unaudited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended April 30,					Six Months Ended October 31,
	1996	1997	1998	1999	2000	1999	2000
Statement of Operations Data:
Revenues	$5,660	$8,457	$22,067	$35,471	$67,147	$29,956	$71,740
Gross profit	2,538	5,019	13,362	19,957	32,957	15,826	28,325
Income (loss) from operations	700	1,374	7,094	5,221	2,983	2,583	(23,081)
Net income (loss)	463	947	4,359	3,045	2,881	866	(19,261)
Net income (loss) per share(1):
Basic	$0.00	$0.01	$0.03	$0.03	$0.03	$0.01	$(0.13)
Diluted	$0.00	$0.01	$0.03	$0.02	$0.02	$0.01	$(0.13)
Shares used in per share calculations(1):
Basic	132,000	132,000	131,259	110,580	113,930	88,521	152,115
Diluted	132,000	132,000	131,259	134,814	144,102	129,087	152,115
	April 30, 2000	October 31, 2000
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$320,735	$269,232
Working capital	342,711	312,583
Total assets	365,042	726,182
Notes payable, long-term portion, and other long-term liabilities	524	2,386
Total stockholders' equity	352,422	662,829

(1)
See Note 1 to our consolidated financial statements for a description of the computation of the number of shares and net income per share.

RISK FACTORS

    You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

Our future revenues are unpredictable, our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products and the Gigabit Ethernet and Fibre Channel standards, product development and production, competitive pressures and customer retention.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during a quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business.

    It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

Our success is dependent on the continued development of the emerging high-speed LAN, SAN, CATV network and extended network markets.

    Our optical subsystem and network performance test system products are used exclusively in high-speed local area networks, or LANs, storage area networks, or SANs, cable television, or CATV, networks and extended networks. Accordingly, widespread adoption of high-speed LANs, SANs and extended networks and the adoption of digital return path technology for CATV network applications is critical to our future success. The markets for high-speed LANs, SANs, CATV networks and extended networks have only recently begun to develop and are rapidly evolving. Because these markets are new and evolving, it is difficult to predict their potential size or future growth rate. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like high-speed LANs, SANs, CATV networks or extended networks. Our success in generating revenue in these emerging markets will depend, among other things, on the growth of these markets. There is significant uncertainty as to whether these markets ultimately will develop or, if they do develop, that they will develop rapidly. If the markets for high-speed LANs, SANs, CATV networks or extended networks fail to develop or develop more slowly than expected, or if our products do not achieve widespread market acceptance in these markets, our business would be significantly harmed.

We will face challenges to our business if our target markets adopt alternate standards to fibre channel and gigabit ethernet technology or if our products fail to comply with evolving industry standards and government regulations.

    We have based our product offerings principally on Fibre Channel and Gigabit Ethernet standards and our future success is substantially dependent on the continued market acceptance of these standards. If an alternative technology is adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. For example, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. We cannot assure you that we will be successful in redesigning our products or developing new products to meet this new standard or any other standard that may emerge. Our products comprise only a part of an entire networking system, and we depend on the companies that provide other components to support industry standards as they evolve. The failure of these companies, many of which are significantly larger than we are, to support these industry standards could negatively impact market acceptance of our products. Moreover, if we introduce a product before an industry standard has become widely accepted, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. In addition, because we may develop some products prior to the adoption of industry standards, we may develop products that do not comply with the eventual industry standard. Our failure to develop products that comply with industry standards would limit our ability to sell our products. Finally, if new standards evolve, we may not be able to successfully design and manufacture new products in a timely fashion, if at all, that meet these new standards.

    In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop also will be required to comply with standards established by local authorities in various countries. Failure to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals or certificates could significantly harm our business.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business.

    A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. Sales to Alcatel Networks Corporation (formerly Newbridge Networks Corporation), Brocade Communications Systems, EMC Corporation and Emulex and represented 9.3%, 17.8%, 19.8% and 11.3% respectively, of our revenues during the six months ended October 31, 2000. Sales to Newbridge Networks Corporation and EMC Corporation represented 24.5% and 24.0% of our revenues during fiscal 2000 and 25.1% and 24.1% of our revenues during fiscal 1999. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us and will continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers' needs.

    We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

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  our customers can stop purchasing our products at any time without penalty;

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  our customers are free to purchase products from our competitors; and

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  our customers are not required to make minimum purchases.

    Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

    The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

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  changing product specifications and customer requirements;

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  difficulties in hiring and retaining necessary technical personnel;

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  difficulties in reallocating engineering resources and overcoming resource limitations;

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  difficulties with contract manufacturers;

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  changing market or competitive product requirements; and

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  unanticipated engineering complexities.

    The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to a reduction in our prices, revenues and market share.

    The markets for optical subsystems and network performance test systems for use in LANs, SANs, CATV networks and extended networks are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter the market for optical subsystems and network performance test systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Infineon Technologies, International Business Machines Corporation, Stratos Lightwave (formerly Methode Electronics), Molex Premise Networks and Vixel Corporation. For network performance test systems, we compete primarily with Ancot Corporation, I-Tech Corporation and Xyratex International. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers may attempt to integrate their operations by producing their own optical subsystems and network performance test systems or acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

Decreases in average selling prices of our products may reduce gross margins.

    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would significantly harm our business.

    We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margin.

Shifts in our product mix may result in declines in gross margins.

    Our gross profit margins vary among our product families, and our gross margins are generally higher on our network performance test systems than on our optical subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. As a result of a significant growth in sales of optical subsystem products over the past several quarters, including sales of new products to a number of new customers, we have experienced a sustained product shift toward a greater percentage of optical subsystem products resulting in a decline in overall gross margins.

We are subject to a pending legal proceeding.

    In April 1999, Methode, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. Methode has amended its complaint to add another manufacturer as an additional defendant, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has made a motion to add Stratos Lightwave, Inc. to the lawsuit as an additional plaintiff. In September 2000, Methode and Stratos Lightwave filed an additional lawsuit against us, alleging infringement of a sixth patent, which issued in August, 2000. This patent is a reissue of a previous patent that is the parent of four of the five patents that are the subject of the original lawsuit filed by Methode against Finisar. In January 2001, Methode and Stratos Lightwave filed a third lawsuit against us in the United States District Court for the Northern District of California, alleging that our optoelectronic products infringe a seventh patent, which issued in July 1998. We believe that we have strong defenses against Methode's lawsuits, and we have filed counterclaims against Methode and Stratos Lightwave. Portions of our counterclaims in the first lawsuit, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, our basic claims of ownership of the patents remain subject to our pending counterclaim. We intend to defend Methode's lawsuits and pursue our counterclaim vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty.

    The litigation process is inherently uncertain and we may not prevail. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event that we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such royalty payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable.

    The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, our agreements with our customers have no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We depend on contract manufacturers for substantially all of our assembly requirements, and if these manufacturers fail to provide us with adequate supplies of high-quality products, our competitive position, reputation and business could be harmed.

    We currently rely on four contract manufacturers for substantially all of our assembly requirements. We do not have long term contracts with any of these manufacturers. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could significantly harm our business. We cannot assure you that we will be able to effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would significantly harm our business.

    If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality assurance functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

    In addition, we have recently begun outsourcing a portion of our contract manufacturing internationally, and we intend to increase the use of international contract manufacturers over time. Additional risks associated with international contract manufacturing include:

  •
  unexpected changes in regulatory requirements;

  •
  legal uncertainties regarding liability, tariffs and other trade barriers;

  •
  inadequate protection of intellectual property in some countries;

  •
  greater incidence of shipping delays;

  •
  limited oversight of manufacturing operations;

  •
  potential political and economic instability; and

  •
  currency fluctuations.

    Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

We may lose sales if our suppliers fail to meet our needs.

    We currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

We are dependent on widespread market acceptance of two product families, and our revenues will decline if the market does not continue to accept either of these product families.

    We currently derive substantially all of our revenue from sales of our optical subsystems and network performance test systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems or our network performance test systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs, CATV networks and extended versions of these networks and, in particular, Gigabit Ethernet and Fibre Channel-based technologies as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from the competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

Because of intense competition for technical personnel, we may not be able to recruit or retain necessary personnel.

    We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Continued rapid growth will strain our operations and require us to incur costs to upgrade our infrastructure.

    We have experienced a period of rapid growth, which has placed a significant strain on our resources. Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting, material planning and financial reporting, which may result in fluctuations in our operating results and cause the price of our stock to decline. We plan to continue to expand our operations significantly. This anticipated growth will continue to place a significant strain on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could be significantly harmed.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

    Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and defects may be found from time to time. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

Our failure to protect our intellectual property may significantly harm our business.

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products.

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are currently involved in a patent infringement lawsuit. In addition, from time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

If we are unable to expand our direct sales operation and reseller distribution channels or successfully manage our expanded sales organization, our ability to increase our revenues will be harmed.

    Historically, we have relied primarily on a limited direct sales organization, supported by third party manufacturers' representatives, to sell our products domestically and on indirect distribution channels to sell our products internationally. Our distribution strategy focuses primarily on developing and expanding our direct sales organization in North America and our indirect distribution channels internationally. We may not be able to successfully expand our direct sales organization and the cost of any expansion may exceed the revenue generated. To the extent that we are successful in expanding our direct sales organization, we cannot assure you that we will be able to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or domestic manufacturers' representatives, or if these resellers or representatives are not successful in their sales or marketing efforts, sales of our products may decrease and our business would be significantly harmed. We have granted exclusive rights to substantially all of our resellers to sell our product and to our representatives to market our products in their specified territories. Our resellers and representatives may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with domestic manufacturer representatives and international resellers would harm our business.

Recent, pending and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

    On October 17, 2000, we completed the acquisition of Sensors Unlimited, Inc. On November 21, 2000, we completed the acquisition of Demeter Technologies, Inc. In November 2000, we entered into separate agreements to acquire Transwave Fiber, Inc. and Shomiti Systems, Inc. In December 2000, we entered into an agreement to acquire Medusa Technologies, Inc. We currently anticipate that the acquisitions of Transwave Fiber, Shomiti Systems and Medusa Technologies will close in the first calendar quarter of 2001. We expect to continue to review opportunities to buy other businesses, products or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. We have issued stock to acquire Sensors Unlimited and Demeter Technologies and expect to issue stock to complete the acquisitions of Shomiti Systems, Transwave Fiber and Medusa Technologies. The issuance of stock in these transactions dilutes existing stockholders' percentage ownership. If we make any future acquisitions, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities.

    Our experience in acquiring other business and technologies is limited. These recent, pending and potential acquisitions involve numerous risks, including:

  •
  problems assimilating the purchased operations, technologies or products;

  •
  unanticipated costs associated with the acquisition;

  •
  diversion of management's attention from our core business;

  •
  adverse effects on existing business relationships with suppliers and customers;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees of purchased organizations.

    We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could significantly harm our business.

Our executive officers and directors and entities affiliated with them own a large percentage of our voting stock, which could have the effect of delaying or preventing a change in our control.

    As of December 31, 2000, our executive officers, directors and 5% or greater stockholders beneficially owned approximately 63,379,837 million shares or 34.2% of the outstanding shares of our common stock. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

If we are unable to expand our international operations or manage them effectively, our business would be significantly harmed.

    Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany and Korea. The growth of our distribution channels outside of North America will be subject to a number of risks and uncertainties, including:

  •
  the difficulties and costs of obtaining regulatory approvals for our products;

  •
  unexpected changes in regulatory requirements;

  •
  legal uncertainties regarding liability, tariffs and other trade barriers;

  •
  inadequate protection of intellectual property in some countries;

  •
  increased difficulty in collecting delinquent or unpaid accounts;

  •
  potentially adverse tax consequences;

  •
  adoption of different local standards; and

  •
  potential political and economic instability.

    Any of these factors could significantly harm our existing international operations and business or significantly impair our ability to expand into international markets.

    Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the board to issue additional preferred stock;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting the persons who may call special meetings of stockholders;

  •
  prohibiting stockholder actions by written consent;

  •
  creating a classified Board of Directors pursuant to which our directors are elected for staggered three-year terms; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    You should read the section entitled "Description of Capital Stock" for a more detailed discussion of these anti-takeover provisions.

Our headquarters and most of our contract manufacturers are located in Northern California where natural disasters may occur.

    Currently, our corporate headquarters and most of our contract manufacturers are located in Northern California. Northern California historically has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' property. We presently do not have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer.

Our stock price is volatile and you may be unable to resell your shares at or above your purchase price.

    The trading price of our common stock has fluctuated substantially since our initial public offering in November 1999. The stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

  •
  uncertainty regarding the commercial acceptance of high-speed networking and storage technologies;

  •
  uncertainty regarding our future operating results;

  •
  our ability to introduce new products;

  •
  delays or losses of sales due to long sales and implementation cycles for our products;

  •
  the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

  •
  increased demands on our resources due to anticipated growth.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank credit agreement currently prohibit the payment of dividends on our capital stock.

PRICE RANGE OF OUR COMMON STOCK

    Since our initial public offering on November 11, 1999, our common stock has traded on the Nasdaq National Market under the symbol "FNSR." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low
Fiscal Year Ending April 30, 2000
Third Quarter (from November 11, 1999)	$42.33	$20.75
Fourth Quarter	$61.73	$19.17
Fiscal Year Ending April 30, 2001
First Quarter	$48.50	$23.13
Second Quarter	$48.38	$24.25
Third Quarter	$39.98	$22.13

    On February 1, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $38.38 per share.

CAPITALIZATION

    The following table sets forth our short-term debt and total capitalization as of October 31, 2000:

October 31, 2000
(in thousands, except share data)
Short-term debt	$633

Notes payable, long-term portion, and other long-term liabilities	$2,386
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 169,497,374 shares issued and outstanding(1)	169
Additional paid-in capital	718,849
Notes receivable from stockholders	(2,394)
Deferred stock compensation	(15,266)
Accumulated other comprehensive income (loss)	162
Accumulated deficit	(38,691)

Total stockholders' equity	662,829

Total capitalization	$665,215

(1)
Excludes:

•
9,758,471 shares of common stock issuable upon exercise of options outstanding at October 31, 2000 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $12.08 per share, and an additional 9,982,050 shares reserved for issuance under our 1999 stock option plan as of October 31, 2000;

•
381,417 shares of common stock issuable upon exercise of options assumed in connection with our acquisition of Sensors Unlimited, with a weighted average exercise price of $0.31 per share; and

•
511,315 shares of common stock reserved for issuance under our 1999 employee stock purchase plan as of October 31, 2000.

SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the years ended April 30, 1998, 1999 and 2000 and the balance sheet data as of April 30, 1999 and 2000 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended April 30, 1997 and the balance sheet data as of April 30, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The statement of operations data set forth below for the year ended April 30, 1996 and the balance sheet data as of April 30, 1996 are derived from unaudited consolidated financial statements not included in this prospectus. The statement of operations data set forth below for the six month periods ended October 31, 1999 and 2000 and the balance sheet data as of October 31, 2000 are derived from, and are qualified by reference to, our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations. The results of operations for the six months ended October 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2001, or any other future period.

	Fiscal Year Ended April 30,					Six Months Ended October 31,
	1996	1997	1998	1999	2000	1999	2000
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$5,660	$8,457	$22,067	$35,471	$67,147	$29,956	$71,740
Cost of revenues	3,122	3,438	8,705	15,514	34,190	14,130	42,499
Amortization of acquired developed technology	—	—	—	—	—	—	916

Gross profit	2,538	5,019	13,362	19,957	32,957	15,826	28,325

Operating expenses:
Research and development	1,442	2,536	3,806	7,864	13,806	6,173	10,634
Sales and marketing	116	645	1,629	4,145	7,122	3,437	6,200
General and administrative	280	464	833	2,299	3,516	1,623	3,107
Amortization of deferred stock compensation	—	—	—	428	5,530	2,010	2,882
Acquisition of in-process research and development	—	—	—	—	—	—	23,027
Amortization of acquired intangible assets	—	—	—	—	—	—	5,002
Other acquisition compensation	—	—	—	—	—	—	554

Total operating expenses	1,838	3,645	6,268	14,736	29,974	13,243	51,406

Income (loss) from operations	700	1,374	7,094	5,221	2,983	2,583	(23,081)
Interest income (expense), net	10	13	5	(275)	3,252	(173)	8,500
Other income (expense), net	—	—	(25)	(28)	(99)	(56)	(43)

Income (loss) before income taxes	710	1,387	7,074	4,918	6,136	2,354	(14,624)
Provision for income taxes	247	440	2,715	1,873	3,255	1,488	4,637

Net income (loss)	$463	$947	$4,359	$3,045	$2,881	$866	$(19,261)

Net income (loss) per share:
Basic	$0.00	$0.01	$0.03	$0.03	$0.03	$0.01	$(0.13)

Diluted	$0.00	$0.01	$0.03	$0.02	$0.02	$0.01	$(0.13)

Shares used in per share calculations:
Basic	132,000	132,000	131,259	110,580	113,930	88,521	152,115

Diluted	132,000	132,000	132,259	134,814	144,102	129,087	152,115

	April 30,
						October 31, 2000
	1996	1997	1998	1999	2000
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$772	$422	$722	$5,044	$320,735	$269,232
Working capital	856	1,685	5,730	13,011	342,711	312,583
Total assets	1,948	2,987	7,761	20,955	365,042	726,182
Long-term portion of note payable and capital lease obligations, and other long-term liabilities	—	—	416	11,032	524	2,386
Convertible redeemable preferred stock	—	—	—	26,260	—	—
Total stockholders' equity (deficit)	1,141	2,088	6,447	(21,503)	352,422	662,829

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over Gigabit Ethernet local area networks or LANs, Fibre Channel storage area networks or SANs, and wide-area and metropolitan data networking applications or WANs and MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    We were incorporated in 1987 and funded our initial product development efforts largely through revenues derived under research and development contracts. After shipping our first products in 1991, we continued to finance our operations principally through internal cash flow and periodic bank borrowings until November 1998. At that time we raised $5.6 million of net proceeds from the sale of equity securities and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151 million from the initial public offering of shares of our common stock, and in April 2000 we received $191 million from an additional public offering of shares of our common stock.

    We recently acquired two companies and have entered into agreements to acquire three other companies in order to gain access to new technologies which can be used in conjunction with our existing core competencies to develop new and innovative products. On October 17, 2000, we acquired Sensors Unlimited, Inc., a privately-held company located in Princeton, New Jersey. On November 21, 2000, we acquired Demeter Technologies, Inc., a privately-held company located in El Monte, California. In November 2000, we entered into agreements to acquire Transwave Fiber, Inc., a privately-held company located in Fremont, California, and Shomiti Systems, Inc., a privately-held company located in San Jose, California. In December 2000, we entered into an agreement to acquire Medusa Technologies, Inc., a privately-held company located outside Austin, Texas. The pending acquisitions are expected to be completed during the first calendar quarter of 2001.

    Our revenues are derived principally from sales of our optical subsystems and network performance test systems to networking and storage systems manufacturers. Sales to our two largest customers accounted for 48.5% of our revenues for the fiscal year ended April 30, 2000 and 37.6% of our revenues for the six months ended October 31, 2000. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    We sell our products through our direct sales force, with the support of our manufacturers' representatives, directly to domestic customers and indirectly through distribution channels to international customers. We recognize revenues at the time of shipment. The evaluation and qualification cycle prior to the initial sale for our optical subsystems may span a year or more, while the sales cycle for our test systems is usually considerably shorter. Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany, and Korea.

    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and a rapid growth in unit volumes as manufacturers continue to deploy network and storage systems. We anticipate that our average selling prices for existing products will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty.

    Our cost of revenues consists of materials, salaries and related expenses for manufacturing personnel, manufacturing overhead and warranty expense. We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control at our facilities in Sunnyvale, California, and Princeton, New Jersey. Accordingly, a significant portion of our cost of revenues consists of payments to our contract manufacturers.

    Our gross margins are generally lower for our optical subsystems than for our test systems. Gross margins are also generally lower for newly introduced products and improve as unit volumes increase. As a result, our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. During the four quarters ended July 31, 2000, we experienced a general decline in our average gross margins primarily due to the shift in the mix of products sold toward optical subsystems. Despite the continuing shift in product mix during the most recent quarter ended October 31, 2000, our gross margins improved from the immediately preceding quarter primarily due to our ongoing efforts to reduce product costs. However, there can be no assurance that we will be able to reduce our cost of revenues in the future to keep pace with anticipated decreases in average selling prices.

    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

    Sales and marketing expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization. We therefore expect that our sales and marketing expenses will increase in future periods.

    General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future. General and administrative expenses are also likely to be affected in future periods by significant legal fees and expenses incurred in connection with pending patent litigation.

    In connection with the grant of stock options to employees between August 1, 1998 and October 15, 1999, we recorded deferred stock compensation of $2.4 million in fiscal 1999 and $13.0 million in fiscal 2000, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. We recorded an additional $8.7 million of deferred compensation in conjunction with the acquisition of Sensors Unlimited on October 17, 2000. Deferred stock compensation is presented as a reduction of stockholder's equity, with accelerated amortization recorded over the vesting period which is typically five years. We amortized $6.0 million of deferred compensation through April 30, 2000 and an additional $2.9 million through the six months ended October 31, 2000. We expect to record additional amortization expense relating to deferred stock compensation in future periods although the amount of such deferred compensation could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Results of Operations

    The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Fiscal Year Ended April 30,			Six Months Ended October 31,
	1998	1999	2000	1999	2000
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	39.4	43.7	50.9	47.2	59.2
Amortization of acquired developed technology	—	—	—	—	1.3

Gross profit	60.6	56.3	49.1	52.8%	39.5%

Operating expenses:
Research and development	17.2	22.2	20.6	20.6	14.8
Sales and marketing	7.4	11.7	10.6	11.5	8.6
General and administrative	.8	.5	5.3	5.4	4.3
Amortization of deferred stock compensation	—	1.1	8.2	6.7	4.0
Acquired in-process research and development	—	—	—	—	32.1
Amortization of acquired intangibles	—	—	—	—	7.0
Other acquisition compensation	—	—	—	—	0.8

Total operating expenses	28.4	41.5	44.7	44.2%	71.6%

Income (loss) from operations	32.2	14.8	4.4	8.6	(32.1)
Interest income (expense), net	0.0	(0.8)	4.8	(0.6)	11.8
Other income (expense), net	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)

Income (loss) before income taxes	32.1	13.9	9.1	7.8	(20.4)
Provision for income taxes	12.3	5.3	4.8	5.0	6.4

Net income (loss)	19.8%	8.6%	4.3%	2.8%	(26.8%)

    We operate in one reportable segment, the design, manufacture and marketing of fiber optic subsystems and network performance test systems for high-speed data communications. The following is a summary of operations within geographic areas based on the location of the entity purchasing our products (in thousands):

	Six Months Ended October 31,
	1999	2000
Revenues (thousands):
Optical subsystems	$20,308	$59,363
Test instruments	9,648	12,377

	$29,956	$71,740

Geographic coverage (thousands):
United States	$18,117	$61,331
Canada	10,326	7,432
Rest of the world	1,513	2,977

	$29,956	$71,740

As a percent or revenues:
Optical subsystems	67.8%	82.7%
Test instruments	32.2	17.3

	100.0%	100.0%

Geographic coverage:
United States	60.5%	85.5%
Canada	34.5	10.4
Rest of the world	5.0	4.1

	100.0%	100.0%

    Revenues generated in the U.S. and Canada (collectively, North America) are to customers located in those geographic regions.

Comparison of Six Months Ended October 31, 1999 and October 31, 2000

    Revenues.  Revenues increased 139% from $30.0 million in the six months ended October 31, 1999 to $71.7 million in the six months ended October 31, 2000. This reflects a 192% increase in sales of optical subsystems from $20.3 million in the six months ended October 31, 1999 to $59.4 million in the six months ended October 31, 2000 and a 28% increase in sales of test systems from $9.6 million in the six months ended October 31, 1999 to $12.4 million in the six months ended October 31, 2000.

    Sales of optical subsystems represented 82.7% and 67.8%, respectively, of total revenues in the six months ended October 31, 2000 and October 31, 1999. Sales of test systems represented 17.3% and 32.2%, respectively, of total revenues in the same periods.

    Sales to principal customers representing 10% or more of total revenues during the six months ended October 31, 2000 were as follows:

	Six Months Ended October 31,		Six Months Ended October 31,
	1999	2000	1999	2000
	(Sales in Millions)		Percentage of Revenues
Alcatel Networks Corporation (formerly Newbridge Networks)	$10.4	$6.7	34.7%	9.3%
Brocade Communications Systems	$0.1	$12.8	0.0%	17.8%
EMC	$6.1	$14.2	20.4%	19.8%
Emulex	$1.3	$8.1	4.3%	11.3%

    Gross Profit.  Gross profit increased 79% from $15.8 million in the six months ended October 31, 1999 to $28.3 million in the six months ended October 31, 2000. As a percentage of revenues, gross profit decreased from 52.8% in the six months ended October 31, 1999 to 39.5% in the six months ended October 31, 2000. The lower gross margin reflects lower average selling prices for optical subsystems as a result of increased shipment levels, a higher percentage of total revenues from the sale of optical subsystems (82.7% in the six months ended October 31, 2000 compared to 67.8% in the six months ended October 31, 1999) which generally have lower gross margins than test systems and a non-cash charge totaling $916,000 related to the amortization of acquired developed technology associated with the acquisition of Sensors Unlimited. Excluding the charge for amortization of acquired developed technology, gross profit as a percent of total revenues was 40.8% in the six months ended October 31, 2000 compared to 52.8% in the same period in the prior year.

    Research and Development Expenses.  Excluding a non-cash, non-recurring charge for the purchase of in-process research and development associated with the acquisition of Sensors Unlimited, research and development expenses increased 72% from $6.2 million in the six months ended October 31, 1999 to $10.6 million in the six months ended October 31, 2000. This increase was primarily related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs and additional costs as a result of including the results of Sensors Unlimited for one month of the period. Research and development expenses as a percentage of revenues decreased from 20.6% in the six months ended October 31, 1999 to 14.8% in the six months ended October 31, 2000 as a result of a higher rate of growth in revenues as compared to research and development expenses.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 80% from $3.4 million in the six months ended October 31, 1999 to $6.2 million in the six months ended October 31, 2000. This increase was primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percent of revenues decreased from 11.5% in the six months ended October 31, 1999 to 8.6% in the six months ended October 31, 2000.

    General and Administrative Expenses.  General and administrative expenses increased 91% from $1.6 million in the six months ended October 31, 1999 to $3.1 million in the six months ended October 31, 2000. This increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services. General and administrative expenses decreased as a percent of revenues from 5.4% in the six months ended October 31, 1999 to 4.3% in the six months ended October 31, 2000.

    Amortization of Deferred Stock Compensation.  The amortization of deferred stock compensation totaling $2.9 million in the six months ended October 31, 2000 is comprised of approximately $2.6 million related to the issuance of stock options prior to the Company's initial public offering in

November 1999 and approximately $243,000 related to the amortization of deferred stock compensation associated with the acquisition of Sensors Unlimited during the quarter ended October 31, 2000. A discussion of these amortization charges in future periods is discussed in Note 7 to the financial statements.

    In-Process Research and Development.  A non-cash charge totaling $23.0 million was recognized in the quarter ended October 31, 2000 for the purchase of in-process research and development at Sensors Unlimited. This charge represents that portion of the total purchase consideration for Sensors Unlimited associated with new products currently in development or to be developed. The projects under development at the time of the acquisition included manufacturing process improvements that will allow Finisar to produce InGaAs photodiode arrays on larger wafers, next generation cameras and high speed photodiodes and receivers.

    Amortization of Acquired Intangibles.  In conjunction with the acquisition of Sensors Unlimited, we recorded a total of approximately $353 million in goodwill and intangible assets which are to be amortized over the next three to five years. The amount of $5.0 million recorded during the six months ended October 31, 2000 represents one month of amortization.

    Other Acquisition Compensation.  Other acquisition compensation totaling $554,000 for the six months ended October 31, 2000 is primarily related to a retention bonus totaling $2.0 million to be paid to the employees of Sensors Unlimited over a three year period, of which $500,000 was paid at the closing. The remaining $1.5 million is to be paid in three equal installments on the first three anniversaries of the closing to those employees of Sensors Unlimited as of the closing who continue to remain employees of Sensors Unlimited or Finisar at the time of payment.

    Interest Income (Expense), Net.  Interest income, net of interest expense, was $8.5 million in the six months ended October 31, 2000, compared to net interest expense of $173,000 in the six months ended October 31, 1999. The increase in interest income was the result of an increase in cash balances resulting from the Company's initial public offering in November 1999 and an additional public offering in April 2000. Interest expense in fiscal 1999 is related primarily to borrowings of $11.0 million commencing in November of 1998 that were repaid from the proceeds of the public offering in November 1999.

    Provision for Income Taxes.  The provision for income taxes increased from $1.5 million in the six months ended October 31, 1999 to $4.6 million in the six months ended October 31, 2000 and includes a deferred tax benefit associated with the acquisition of Sensors Unlimited of $524,000. Excluding the nondeductible charges for the amortization of deferred compensation, and all other merger related costs including acquired developed technology, in-process research and development, the amortization of intangible assets, and the merger-related deferred tax benefit, the effective tax rate was 34.1% in the six months ended October 31, 1999 and 30.0% in the six months ended October 31, 2000.

    The decrease in the effective rate from the six months ended October 31, 1999 to the six months ended October 31, 2000 reflects in part the nontaxable nature of a portion of interest income earned. The effective tax rate differs from the statutory rate primarily due to state taxes offset by research and development credits and projected benefits from a foreign sales corporation. See Note 8 to our financial statements for the fiscal year ended April 30, 2000.

Comparison of Fiscal Years Ended April 30, 2000 and 1999

    Revenues.  Revenues increased 89% from $35.5 million in fiscal 1999 to $67.1 million in fiscal 2000. This reflects a 120% increase in sales of optical subsystems from $21.3 million in fiscal 1999 to $46.8 million in fiscal 2000 and a 43% increase in sales of test systems from $14.2 million in fiscal 1999 to $20.3 million in fiscal 2000. Sales of optical subsystems and test systems represented 69.7% and

30.3%, respectively, of total revenues in fiscal 2000, and 59.9% and 40.1%, respectively, in fiscal 1999. Sales to our two principal customers during the last two fiscal years were as follows:

	Fiscal Year Ended April 30,		Fiscal Year Ended April 30,
	1999	2000	1999	2000
	Sales (in millions)		Percentage of Revenues
Newbridge Networks	$8.9	$16.5	25.1%	24.5%
EMC	$8.5	$16.1	24.1%	24.0%

    Gross Profit.  Gross profit increased from $20.0 million in fiscal 1999 to $33.0 million in fiscal 2000. As a percentage of revenues, gross profit decreased from 56.3% in fiscal 1999 to 49.1% in fiscal 2000. The lower gross margin reflects lower average selling prices for optical subsystems as a result of increased shipment levels and a higher percentage of total revenues from the sale of optical subsystems (69.7% in fiscal 2000 and 59.9% in fiscal 1999) which generally have lower gross margins than test systems.

    Research and Development Expenses.  Research and development expenses increased 76% from $7.9 million in fiscal 1999 to $13.8 million in fiscal 2000. This increase was primarily related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs. Research and development expenses as a percentage of revenues decreased from 22.2% in fiscal 1999 to 20.6% in fiscal 2000.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 72% from $4.1 million in fiscal 1999 to $7.1 million in fiscal 2000. This increase was primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percent of revenues decreased from 11.7% in fiscal 1999 to 10.6% in fiscal 2000.

    General and Administrative Expenses.  General and administrative expenses increased 53% from $2.3 million in fiscal 1999 to $3.5 million in fiscal 2000. This increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services. General and administrative expenses decreased as a percent of revenues from 6.5% in fiscal 1999 to 5.3% in fiscal 2000.

    Interest Income (Expense), Net.  Interest income, net of interest expense, of $3.3 million in fiscal 2000, compares to a net interest expense of $275,000 in the prior year. The increase in interest income was the result of an increase in cash balances resulting from the Company's initial public offering in November 1999 and an additional public offering in April 2000. Interest expense in fiscal 1999 is related primarily to borrowings of $11.0 million commencing in November of 1998 which were repaid from the proceeds of the public offering in November 1999.

    Provision for Income Taxes.  The provision for income taxes increased from $1.9 million in fiscal 1999 to $3.3 million in fiscal 2000 reflecting an effective tax rate of 38.1% and 53.0%, respectively. Excluding the nondeductible charge for the amortization of deferred compensation in both years, the effective tax rate was 35.0% in fiscal 1999 and 27.9% in fiscal 2000. The decrease reflects in part the nontaxable nature of a portion of interest income earned during fiscal 2000. The effective tax rate differs from the statutory rate primarily due to state taxes offset by research and development credits and projected benefits from a foreign sales corporation. See Note 8 to our financial statements.

Comparison of Fiscal Years Ended April 30, 1999 and 1998

    Revenues.  Revenues increased 61% from $22.1 million in fiscal 1998 to $35.5 million in fiscal 1999. The increase was primarily due to an increase of 166% in sales of test systems from $5.4 million in fiscal 1998 to $14.2 million in fiscal 1999. Sales of test systems as a percentage of total revenues increased from 24.2% in fiscal 1998 to 40.1% of revenues in fiscal 1999. Sales of optical subsystems grew by 27% from $16.7 million in fiscal 1998 to $21.3 million in fiscal 1999. Sales of optical subsystems as a percentage of total revenues decreased from 75.8% in fiscal 1998 to 59.9% in fiscal 1999. Sales to our two principal customers during fiscal 1998 and 1999 were as follows:

	Fiscal Year Ended April 30,		Fiscal Year Ended April 30,
	1998	1999	1998	1999
	Sales (in millions)		Percentage of Revenues
Newbridge Networks	$9.7	$8.9	43.9%	25.1%
EMC	$3.2	$8.5	14.6%	24.1%

    Gross Profit.  Gross profit increased from $13.4 million in fiscal 1998 to $20.0 million in fiscal 1999. Gross profit as a percentage of total revenues decreased from 60.6% in fiscal 1998 to 56.3% in fiscal 1999 reflecting startup costs associated with the introduction of new optical subsystem products and lower average selling prices for some optical subsystems which more than offset the shift in product mix toward a greater percentage of higher-margin test system sales.

    Research and Development Expenses.  Research and development expenses increased from $3.8 million in fiscal 1998 to $7.9 million in fiscal 1999. The 107% increase from fiscal 1998 to fiscal 1999 was primarily related to an increase in the number of research and development personnel and increased expenditures related to prototype development. Research and development expenses increased as a percentage of revenues from 17.2% in fiscal 1998 to 22.2% in fiscal 1999.

    Sales and Marketing Expenses.  Sales and marketing expenses increased from $1.6 million in fiscal 1998 to $4.1 million in fiscal 1999. The 154% increase was primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales, particularly for test systems, and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percentage of revenues increased from 7.4% in fiscal 1998 to 11.7% in fiscal 1999.

    General and Administrative Expenses.  General and administrative expenses increased from $833,000 in fiscal 1998 to $2.3 million in fiscal 1999. The 176% increase was primarily related to an expense of $397,000 in connection with the relocation of our primary operations from Mountain View, California to our new facility in Sunnyvale, California as well as increased expenditures for legal and other professional services. As a result of these additional charges, general and administrative expenses increased as a percentage of revenues from 3.8% in fiscal 1998 to 6.5% in fiscal 1999.

    Interest Income (Expense), Net.  Interest income of $5,000 in fiscal 1998 compared to interest expense of $275,000 in fiscal 1999. The additional interest expense is due to borrowings of $11.0 million under a term loan beginning in November 1998.

    Provision for Income Taxes.  The provision for income taxes decreased from $2.7 million in fiscal 1998 to $1.9 million in fiscal 1999 reflecting an effective tax rates of 38.4% and 38.1%, respectively. The annual effective tax rates differ from the statutory rate primarily due to state taxes, offset by research and development tax credits. See Note 8 to our financial statements.

  Quarterly Results of Operations

    The following table presents unaudited quarterly statements of operations data for the eight fiscal quarters ended October 31, 2000, and such data expressed as a percentage of revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with accounting principles generally accepted in the United States. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended
	Jan. 31, 1999	April 30, 1999	July 31, 1999	Oct. 31, 1999	Jan. 31, 2000	April 30, 2000	July 31, 2000	Oct. 31, 2000
STATEMENT OF OPERATIONS DATA:
Revenues:
Optical subsystems	$5,270	$7,752	$9,480	$10,828	$10,916	$15,550	$22,038	$37,325
Test systems	3,715	4,538	4,399	5,249	5,594	5,131	5,174	7,203

Total revenues	8,985	12,290	13,879	16,077	16,510	20,681	27,212	44,528
Cost of revenues	4,171	5,619	6,252	7,878	8,122	11,938	16,471	26,028
Amortization of acquired developed technology	—	—	—	—	—	—	—	916

Gross profit	4,814	6,671	7,627	8,199	8,388	8,743	10,741	17,584

Operating expenses:
Research and development	1,890	2,816	2,840	3,333	3,878	3,755	4,314	6,320
Sales and marketing	1,160	1,281	1,542	1,895	1,643	2,042	2,507	3,693
General and administrative	484	1,096	759	864	974	919	1,385	1,722
Amortization of deferred stock compensation	120	209	287	1,723	1,781	1,739	1,699	1,183
Acquired in-process research and development	—	—	—	—	—	—	—	23,027
Amortization of acquired intangibles	—	—	—	—	—	—	—	5,002
Other acquisition compensation	—	—	—	—	—	—	—	554

Total operating expenses	3,654	5,402	5,428	7,815	8,276	8,455	9,905	41,501

Income (loss) from operations	1,160	1,269	2,199	384	112	288	836	(23,917)
Interest income (expense), net	(141)	(144)	(89)	(84)	1,342	2,083	4,445	4,055
Other income (expense), net	(21)	(32)	(28)	(28)	(16)	(27)	(22)	(21)

Income (loss) before income taxes	998	1,093	2,082	272	1,438	2,344	5,259	(19,833)
Provision for income taxes	384	463	829	659	1,095	672	2,036	2,601

Net income (loss)	$614	$630	$1,253	$(387)	$343	$1,672	$3,223	$(22,484)

AS A PERCENTAGE OF REVENUES:
Revenues:
Optical subsystems	58.7%	63.1%	68.3%	67.4%	66.1%	75.2%	81.0%	83.8%
Test systems	41.3	36.9	31.7	32.6	33.9	24.8	19.0	16.2

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	46.4	45.7	45.0	49.0	49.2	57.7	60.5	58.5
Amortization of acquired developed technology	—	—	—	—	—	—	—	2.0

Gross profit	53.6	54.3	55.0	51.0	50.8	42.3	39.5	39.5

Operating expenses:
Research and development	21.1	22.9	20.5	20.7	23.5	18.2	15.9	14.2
Sales and marketing	12.9	10.4	11.1	11.8	9.9	9.9	9.2	8.3
General and administrative	5.4	8.9	5.5	5.4	5.9	4.4	5.1	3.9
Amortization of deferred stock compensation	1.3	1.7	2.1	10.7	10.8	8.4	6.2	2.7
In-process research and development	—	—	—	—	—	—	—	51.7
Amortization of acquired intangibles	—	—	—	—	—	—	—	11.2
Other acquisition compensation	—	—	—	—	—	—	—	1.2

Total operating expenses	40.7	43.9	39.2	48.6	50.1	40.9	36.4	93.2

Income (loss) from operations	12.9	10.4	15.8	2.4	0.7	1.4	3.1	(53.7)
Interest income (expense), net	(1.6)	(1.2)	(0.6)	(0.5)	8.1	10.0	16.3	9.1
Other income (expense), net	(0.2)	(0.3)	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	.0

Income (loss) before income taxes	11.1	8.9	15.0	1.7	8.7	11.3	19.3	(44.6)%
Provision for income taxes	4.3	3.8	6.0	4.1	6.6	3.2	7.5	5.8

Net income (loss)	6.8%	5.1%	9.0%	(2.4)%	2.1%	8.1%	11.8%	(50.4)%

    Revenues increased over the last eight quarters as a result of increased unit sales to an expanding customer base with sales of optical subsystems growing faster than that of test systems. As a result, revenues from the sale of optical subsystems as a percentage of total revenues grew from 58.7% of total revenues for the third quarter ended January 31, 1999 to 83.8% of total revenues for the second quarter ended October 31, 2000.

    Gross profit margins generally declined over the last two fiscal years, principally as a result of a shift in product mix toward a greater percentage of lower margin optical subsystem products and a lower percentage of higher margin test systems. Gross margins in the fourth quarter ended April 30, 2000 were also impacted by the introduction of a new optical subsystem product having lower average selling prices and lower margins than most of the company's existing products.

    Quarterly increases in operating expenses reflected the continued expansion of our operations throughout the eight-quarter period. An expense of $397,000 in connection with the relocation of our primary operations to our new facility was included in general and administrative expenses for the quarter ended April 30, 1999. Income from operations was adversely affected beginning in the quarter ended October 31, 1999 by the amortization of deferred compensation associated with the issuance of stock options to employees and directors prior to the Company's initial public offering in November 1999.

    Net interest expense increased significantly beginning in the quarter ended January 31, 1999 as a result of a term loan for $11.0 million in November 1998. The increase in net interest income beginning in the quarter ended January 31, 2000 reflected increased cash balances following our initial public offering in November 1999 and an additional public offering in April 2000.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

    Most of our expenses, such as employee compensation and lease payments for facilities and equipment are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenues and operating results to predict our future performance.

Liquidity and Capital Resources

    From inception through November 1998, we financed our operations primarily through internal cash flow and periodic bank borrowings. In November 1998, we raised $5.6 million of net proceeds from the sale of preferred stock and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151 million from the initial public offering of our common stock, and in April 2000 we received $191 million from an additional public offering.

    As of October 31, 2000, our principal sources of liquidity were $269.2 million in cash, cash equivalents and short-term investments, and $6.5 million available under a revolving loan facility that matures on October 31, 2003. Borrowings under the facility are collateralized by substantially all of our assets and bear interest at our election at the time of borrowing at either the London Interbank

Offering Rate or the bank's prime rate. There were no borrowings under this facility as of October 31, 2000. With the acquisition of Sensors Unlimited, we assumed debt obligations totaling $2.1 million under a line of credit secured by the assets of Sensors. We intend to pay down this debt obligation during the fiscal quarter ended January 31, 2001.

    Net cash used in operating activities totaled $8.3 million in the six months ended October 31, 2000 while $0.2 million was provided by operating activities in the six months ended October 31, 1999. The use of net cash in operating activities in the six months ended October 31, 2000 was primarily a result of continuing growth in revenues and net income which was more than offset by an increase in assets and liabilities for working capital purposes. Cash provided by operations during the six months ended October 31, 1999 was primarily a result of continued growth in revenues and net income offset in part by an increase in related assets and liabilities for working capital purposes.

    Net cash provided by operating activities was $742,000 in fiscal 1998 and $1.1 million in fiscal 1999 while $4.4 million was used in operating activities in fiscal 2000. Cash provided by operations during fiscal 1998 and 1999 was primarily a result of continued growth in revenues and net income offset in part by an increase in related assets and liabilities for working capital purposes. The use of net cash in operating activities in fiscal 2000 was primarily a result of continuing growth in revenues and net income which was more than offset by an increase in assets and liabilities for working capital purposes.

    Net cash used in investing activities of $89.1 million in the six months ended October 31, 2000 consisted primarily of short-term investments totaling $43.5 million which generally mature more than 90 days from the initial date of purchase. Other investing activities during the six months ended October 31, 2000 consisted primarily of cash used in the acquisition of Sensors Unlimited totaling $25.7 million, minority strategic investments in other businesses totaling $11.3 million and purchases of equipment and leasehold improvements totaling $8.6 million. Net cash used in investing activities of $2.3 million in the six months ended October 31, 1999 consisted primarily of purchases of equipment.

    Net cash used in investing activities was $855,000 in fiscal 1998, $2.1 million in fiscal 1999 and $157.7 million in fiscal 2000. Net cash used in investing activities in fiscal 1998 and fiscal 1999 consisted primarily of purchases of equipment. Net cash used in investing activities in fiscal 2000 consisted primarily of short-term investments totaling $149.5 million which generally mature greater than 90 days from the initial date of purchase. Other investing activities during fiscal 2000 consisted primarily of purchases of equipment and leasehold improvements totaling $8.4 million.

    Net cash provided by financing activities of $2.0 million in the six months ended October 31, 2000 reflected net proceeds to us of $2.5 million from the exercise of employee stock options, net of loans, repurchase of unvested shares, and stock purchases made by the Company's employee stock purchase plan. Net cash provided by financing activities totaled $0.2 million in the six month period ended October 31, 1999.

    Net cash provided by financing activities was $413,000 in fiscal 1998, $5.4 million in fiscal 1999, and $328.2 million in fiscal 2000. Net cash provided by financing activities in fiscal 1999 primarily consisted of net proceeds of $26.3 million from the sale of preferred stock and $11.0 million in bank borrowings under a term loan, offset by $31.7 million used to repurchase shares of our outstanding common stock. Net cash provided by financing activities in fiscal 2000 reflected net proceeds to us of $151 million from the initial public offering of our common stock in November 1999 and another $191 million from an additional public offering of our common stock in April 2000. Following the initial public offering, $11.0 million of the net proceeds was used to repay debt and $2.6 million was used to redeem preferred stock.

    We had no material commitments for capital expenditures at October 31, 2000. However, on November 14, 2000, we paid cash to purchase a building for $32.5 million plus closing costs. Since October 31, 2000, we have acquired one company and agreed to acquire two additional companies. Consideration for all three acquisitions consists primarily of shares of our common stock. We have total minimum lease obligations of $12.4 million from April 30, 2000 through April 30, 2007, under non-cancelable operating leases.

    We believe that our existing balances of cash, cash equivalents and short-term investments, together with our available credit facilities and cash flow expected to be generated from our future operations, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months.

  Effect of New Accounting Statements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We are required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because we currently hold no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We do not believe that there is any change in our accounting policy due to the adoption of SAB 101. Should we determine that a change in our accounting policy is necessary, such a change will be made effective May 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.

BUSINESS

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over local area networks, or LANs, and storage area networks, or SANs, and wide-area and metropolitan data networking applications, or WANs and MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems, which convert electrical signals into optical signals, for networking and storage equipment manufacturers. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Alcatel Networks (formerly Newbridge Networks) and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks.

    We have recently acquired two companies and entered into agreements to acquire three other companies in order to gain access to new technologies which can be used in conjunction with our existing core competencies to develop new and innovative products. On October 17, 2000, we acquired Sensors Unlimited, Inc., a privately-held company located in Princeton, New Jersey. On November 21, 2000, we acquired Demeter Technologies, Inc., a privately-held company located in El Monte, California. In November 2000, we also entered into agreements to acquire Transwave Fiber, Inc., a privately-held company located in Fremont, California, and Shomiti Systems, Inc., a privately-held company located in San Jose, California. In December 2000, we also entered into an agreement to acquire Medusa Technologies, Inc., a privately held company located outside Austin, Texas. The pending acquisitions are expected to be completed during the first calendar quarter of 2001.

Industry Background

    The ubiquity of computing by businesses, organizations and individuals worldwide and the need to interconnect multiple computing and storage devices to enable widespread communications has given rise to the multi-billion dollar computer networking and storage industries. There has been a rapid growth in the number of corporate and residential users accessing communications networks. This growth has resulted in large-scale equipment expenditures by enterprises and service providers to develop and expand their network and storage infrastructures. Networking and storage equipment expenditures are also accelerating due to the need to upgrade equipment to reliably accommodate data traffic which requires greater transmission capacity, or bandwidth, such as e-commerce and online transaction processing-related traffic, multimedia file transfers and movement of large blocks of stored data across networks. The transmission and storage of data has become increasingly mission-critical as enterprises increasingly rely on data-intensive applications to support a wider range of functions over a geographically dispersed employee and customer base. The continuing expansion of the network infrastructure, the growing number of users accessing networks, the need to accommodate higher bandwidth, and the increasingly mission-critical nature of data networking and storage networking have created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology.

  Evolution of Networks, Networking Systems and Networking Protocols

    Gigabit Ethernet and Local Area Networks.  Early LANs were implemented to connect a limited number of users within relatively close proximity. Most of these LANs used the Ethernet transmission protocol which was developed to allow users to access the LAN and share basic common services such as file servers and printers. Because these early LANs had relatively limited performance requirements, short connection distances and low transmission speeds, systems on these LANs were generally connected by copper cabling.

    As deployment of LANs increased, Ethernet became the predominant LAN technology, with a greater than 95% market share in 1998 in terms of port shipments according to the Dell'Oro Group. As bandwidth needs and server processing power increased and larger numbers of users strained the early LAN infrastructure, Ethernet technology evolved from the original 10 megabits per second, or Mbps, version to 100 Mbps Fast Ethernet. In response to continually increasing bandwidth and performance requirements, Gigabit Ethernet technology, which operates at 1,000 Mbps, was introduced in 1998. Dataquest estimates that sales of Gigabit Ethernet switches will increase from $364 million in 1998 to over $3.7 billion in 2002, representing a compound annual growth rate of 79%. These switches contain varying numbers of ports which serve as the connection to the network. According to Dataquest, the number of Gigabit Ethernet port shipments is projected to grow from 211,000 in 1998 to over 6 million in 2002, representing a compound annual growth rate of 130%. Most of these Gigabit Ethernet ports will rely on fiber optic subsystems, which allow data to be transmitted accurately, at very high speeds and over long distances. Although the transmission speeds currently offered by Gigabit Ethernet are expected to meet the increasing bandwidth needs of enterprise and service provider networks for the near future, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. Because of the scalability and migration capacity built into the Gigabit Ethernet protocol, manufacturers developing these systems are able to leverage this standard much as they did when they migrated from 100 Mbps Fast Ethernet to 1,000 Mbps Gigabit Ethernet. This next generation of high-speed networking systems will require even higher performance fiber optic subsystems.

    Fibre Channel and Storage Area Networks.  Like data networking technology, data storage technology has evolved rapidly over the past decade. Traditionally, storage devices were connected to a single server and LAN in close proximity using a standard interface protocol known as the Small Computer Systems Interface, or SCSI. SCSI currently allows storage devices and servers to communicate at a maximum speed of 80 megabytes per second, over a maximum transmission distance of 12 meters and supports a maximum of 15 devices on a single bus. Although these distances and speeds were sufficient for early storage applications, SCSI has become a limiting technology for emerging storage applications, which require networking at high speeds over long distances and need to interconnect large numbers of users.

    In recent years, demand has increased for faster, more efficient interconnection of data storage systems with servers and LANs. Contributing to this demand are:

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  the need to connect increasing numbers of storage devices and servers to a growing number of users;

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  the need to interconnect servers and storage systems supplied by multiple vendors;

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  the increasingly mission-critical nature of stored data and the need for rapid access to this data; and

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  the expense and complexity associated with managing increasingly large amounts of data storage.

    Although advances in technology, including the recent development of Gigabit Ethernet, increased LAN transmission speeds by more than 1,000 times during the 1990s, storage-to-server data transmission speeds on SCSI-based systems increased by less than ten times during this period. This speed disparity created a bottleneck between storage systems and servers and the LANs connected to those servers. Recently, the Fibre Channel interconnect protocol has been standardized to address the speed, distance and connectivity limitations of SCSI-based storage while maintaining backward compatibility with the installed base of SCSI-based storage systems. Fibre Channel allows up to 126 devices to communicate at rates up to 1.062 Gbps over distances of up to 10 kilometers. The Fibre Channel protocol has enabled the development of high-speed storage area networks, or SANs, which provide the interconnection between storage systems and servers.

    Fibre Channel-based SANs provide many benefits, including transmission speeds comparable to high-speed LANs and transmission distances which allow broader sharing of resources. SANs also enable enhanced network applications such as storage backup, and better overall storage management achievable through centralized storage resources. IDC projects that the market for Fibre Channel systems will grow from $2.2 billion in 1998 to over $19.6 billion in 2002, representing a compound annual growth rate of 73%. In addition, emf Associates forecasts the number of Fibre Channel port shipments will grow from 2.2 million in 1998 to over 46.7 million in 2002, representing a compound annual growth rate of 115%. Most of these ports will rely on fiber optic subsystems to transmit and receive data at very high speeds with high accuracy, and often over long distances. Like manufacturers of Gigabit Ethernet-based LAN systems, Fibre Channel-based SAN system manufacturers are already developing the next generation of SAN products with speeds of 2.125 Gbps, twice as fast as current Fibre Channel speeds. Like Gigabit Ethernet, the Fibre Channel protocol is scalable, allowing for the potential development of systems with speeds of over 8 Gbps. The speeds contemplated by future generation SAN systems will require even higher performance fiber optics subsystems.

    In addition to SANs, Fibre Channel technology is being used in other high-speed data communications applications including the interconnection of clusters of switches based on the asynchronous transfer mode, or ATM, protocol. ATM switches are often used in service provider network cores to switch traffic between multiple networks. In these core networks, multiple switches are often grouped together in a service provider's central office. The interconnections between these systems are often provided by Fibre Channel-based subsystems which allow high-speed, cost-effective communication links between these switches.

    Extended LANs and SANs.  As technologies such as Gigabit Ethernet and Fibre Channel have enabled transmission of data at higher speeds over longer distances than previous networking technologies permitted, they have allowed the geographic extension of LANs and SANs over installed but unused fiber optic cable, known as "dark" fiber lines. Enterprises have recently begun to lease dark fiber from service providers to implement these extended networks. These extended LANs and SANs can interconnect network systems throughout a corporate campus or metropolitan area rather than only within a single building. Extended networks enable organizations to use their networks for enhanced applications such as real-time backup storage at distances of up to 120 kilometers for disaster protection. In addition, by using dark fiber lines, extended data networks can offer organizations a potentially cost-effective way to address increased bandwidth requirements. We believe that future extended networks will incorporate both Fibre Channel and Gigabit Ethernet transmission protocols. As with shorter-distance LANs and SANs, these extended networks will require high-performance fiber optic subsystems.

    Cable Television Networks.  Cable television networks have traditionally relied on the use of radio frequency, or RF, analog transmission to broadcast video signals over copper cable. The initial objective of these networks was to provide one-way broadcast of video channels to the home. These early networks relied on multiple amplifiers in order to compensate for the loss of signal strength over distance caused by the use of copper cable as the transmission medium.

    Since the early 1990's, CATV operators have greatly expanded their ability to offer a growing array of entertainment services by upgrading their networks with fiber optic technologies in order to reduce the number of amplifiers needed to transmit signals to the home, expand capacity and enhance the reliability of their networks. While operators realize several benefits as a result of upgrading their networks in this manner, the fiber optic technologies deployed to date continue to use RF analog transmission to send signals.

    With the rapid growth in Internet-related services, the demand for two-way interactive CATV services has increased dramatically. The transformation of a one-way broadcast network to a two-way interactive network requires that the signals originating at each home be aggregated at a node before being sent back to the CATV network headend. This transformation, using analog signal transmission for the return path, involves numerous technical challenges because the electrical noise originating at each home is also aggregated before being transmitted. This aggregation of noise limits the amount of bandwidth and distance over which these return signals can be transmitted. For this reason, a substantial portion of CATV networks have not been upgraded for two-way transmission and those operators who have implemented analog return path systems are limited with respect to their ability to carry two-way traffic.

  Demand for High-Speed Data Communication Test Systems

    The design and development of data and storage networking systems require extensive testing to ensure system performance and reliability. As new, highly complex transmission protocols such as Gigabit Ethernet and Fibre Channel have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems. Other new technologies are continually being developed, such as the Infiniband transmission protocol, which is being engineered to interconnect clusters of computer devices. In the past, many systems manufacturers designed their own test equipment each time they developed a new product. However, as the pace of technological change has accelerated, the performance requirements of data communications systems have increased and competition has afforded shorter market windows within which manufacturers can develop and introduce new products. Thus, system manufacturers have increasingly focused on the design and development of their own products and turned to specialized independent suppliers for state-of-the-art test equipment. As Ethernet and Fibre Channel-based systems reach even higher transmission speeds and new standards like Infiniband emerge, the internal development of test equipment by systems manufacturers will become more challenging, further increasing the demand for high performance, easy-to-use test systems from independent suppliers.

  Evolution of Fiber Optic Subsystems for Networking

    Fiber optic transmission technology was originally developed for use in long distance telecommunications networks to increase capacity and speed. In contrast, early LANs and storage systems, with their relatively limited performance requirements, short connection distances and low transmission speeds, did not require the performance capabilities of fiber optics. Systems on these networks were generally interconnected using copper cabling.

    As the bandwidth, storage capacity and transmission distance requirements of enterprises and service providers have increased, it has become necessary to utilize the superior transmission capabilities of fiber optics to build practical, high-speed LANs based on Gigabit Ethernet technology and high-speed SANs based on Fibre Channel. As these fiber optic LANs and SANs are being deployed, fiber optics is becoming the dominant transmission technology for high-speed data networking and storage applications. Systems connected with fiber optics require optical subsystems to convert electrical signals into optical signals and back into electrical signals at high speeds.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges, including the following:

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  As data rates increase, it becomes significantly more difficult to maintain data integrity because high speed signals can be degraded unless subsystem components such as lasers, detectors and integrated circuits are properly integrated and packaged;

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  The increasingly mission-critical nature of data transmission and storage has magnified the impact of system failures, increasing the need for system reliability and the importance of real-time performance monitoring;

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  Manufacturers of high speed networking equipment require optical subsystems that support a wide range of transmission distances, protocols and applications; and

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  Compliance with standards set by the Federal Communications Commission, or FCC, for electromagnetic interference emissions, or EMI, is significantly more difficult to achieve at higher data rates.

    To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and test systems which meet the requirements of manufacturers of high-speed data networking and storage systems.

The Finisar Solution

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over LANs, SANs, CATV networks and extended networks. We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. Our digital return path technology overcomes many of the limitations associated with analog components used to provide two-way interactive services over CATV networks. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. Our products provide the following key benefits to manufacturers of high-speed data networking and storage systems:

    Value-Added Functions and Intelligence.  Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. For example, many of our optical subsystems include a microprocessor containing specially-developed software that allows customers to monitor the optical performance of each port on their systems in real time. In addition, many of our subsystems are engineered to automatically recognize different versions of the Fibre Channel protocol and to interoperate with our customers' older, installed networking systems, often referred to as legacy systems. Real-time monitoring and interoperability are particularly important in the Gigabit Ethernet LAN and Fibre Channel SAN markets where reliability and time to market are critical. Our test systems also contain value-added software functions that permit users to simulate and track errors.

    High Level of Data Integrity.  Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. We engineer our subsystems to exceed the industry standard error rate of 1 bit per trillion bits transmitted. This degree of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    High Reliability.  We design all of our subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. Our subsystems are engineered to operate with minimal power requirements thereby increasing product life, and to function across a wide range of temperatures and voltages. This reliability and flexibility have allowed our subsystems to be designed into the products of manufacturers who provide systems for a variety of mission-critical applications. In addition, because our subsystems emit lower levels of EMI than the standards set by the FCC, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    Broad Optical Subsystem Product Line.  We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. Our optical subsystems are designed to comply with key networking protocols such as Fibre Channel and Gigabit Ethernet and to plug directly into standard port configurations used in our customers' products. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    Broad Test System Product Line.  We believe that we are a leading provider of network performance test systems for Fiber Channel-based networks. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

Strategy

    Our objective is to be the leading provider of fiber optic subsystems and test systems to manufacturers of high-speed data networking and storage systems. Key elements of our strategy include the following:

    Maintain Technology Leadership in High-Speed Fiber Optic Transmission.  We have been focused on the development of fiber optic subsystems since 1988. Current Finisar employees were actively involved in the original development of the Fibre Channel standard and, more recently, in the development and implementation of Gigabit Ethernet and the emerging Infiniband protocol. Our years of engineering experience, our multi-disciplinary technical expertise and our participation in the development of industry standards have enabled us to become a leader in the design and development of fiber optic subsystems and test systems. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. For example, we are designing flexible hardware and software architectures to support emerging technologies such as 10 Gbps Ethernet, 2 Gbps Fibre Channel, wavelength division multiplexing, or WDM, and the Infiniband protocol. We are also focusing on increased product integration to enhance the price/performance capabilities of our products. An example of this product integration is our new digital return path links used in broadband CATV systems that utilize existing technology from our optical subsystems, test equipment and extended network subsystems. Our CATV products are plug compatible with existing systems, offer superior performance and allow various system enhancements. This technology also has the potential to change the product architecture of CATV systems for use as broadband metropolitan networks.

    Leverage Core Competencies Across Multiple, High-Growth Markets.  We believe that fiber optic technology will increasingly become the transmission technology of choice for multiple high-growth data communication markets, including Gigabit Ethernet-based LANs, Fibre Channel-based SANs and CATV and extended networks. These markets are characterized by differentiated applications with unique design criteria such as product function, performance, cost, in-system monitoring, size limitations and software. We intend to target opportunities where our core competencies in high-speed data transmission protocols such as Gigabit Ethernet, Fibre Channel and Infiniband can be leveraged into leadership positions as these technologies are extended across multiple markets and applications. Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. Recently, we entered the broadband CATV market with a product that leverages our core competencies in optical subsystems, test systems and WDM. Our CATV digital return path product can emulate existing analog return links, plug into existing sockets, provide better performance, lower cost and reduce system level diagnostics. Furthermore, this product has traffic aggregation features that enhance the traditional analog coaxial system.

    Strengthen and Expand Customer Relationships.  Over the past 11 years, we have established valuable relationships and a loyal base of customers by providing high-quality products and superior service. Our service- oriented approach has allowed us to work closely with leading data and storage network system manufacturers, understand and address their current needs and anticipate their future requirements. We intend to leverage our relationships with our existing customers as they enter new, high-speed data communications markets. We have recently established new customer relationships with several emerging Gigabit Ethernet and Fibre Channel networking equipment manufacturers. We intend to expand our sales and marketing organization in order to establish new relationships with other key data communications network manufacturers.

    Capitalize on Cross-Selling Opportunities.  Many manufacturers of high-speed data networking and storage systems purchase both optical subsystems and test systems from third-party providers. Frequently, however, different groups or departments within a manufacturer's organization are responsible for qualifying and purchasing subsystems and test equipment. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that lead to sales of our other product lines. As this trend develops, we intend to leverage our unique expertise in both optical subsystems and test systems. In particular, the widespread acceptance of our Fibre Channel test systems is providing opportunities to develop new customers for our optical subsystems. Our entry into the broadband CATV market targets customers in both the direct CATV digital return path link market and the extended network subsystems market, allowing cable operators to offer digital services economically to businesses in their service area.

    Expand International Operations.  Historically, substantially all of our sales have been made to system manufacturers located in North America. In the six months ended October 31, 2000, sales to customers outside North America represented approximately 4.1% of our total revenues. Recently, manufacturers in other parts of the world have developed and introduced high-speed networking products based on the Gigabit Ethernet and Fibre Channel protocols and international markets for our products are beginning to expand. To better address these expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom, Germany, Korea and Israel. We intend to further extend our international operations by expanding our network of distributors and sales representatives in key international markets. As international Fibre Channel and Gigabit Ethernet standards are substantially the same as those in North America, we do not expect that we will require substantial product development efforts to enter international markets.

Products

    We provide a broad line of complementary optical subsystems and test systems for high-speed data communications over Gigabit Ethernet LANs and Fibre Channel SANs.

Optical Subsystems

    Our optical subsystems product line consists of three product families—optical data links, optical link extenders and Opticity 3000. Our optical data links are integrated into our customers' systems and used for both short- and long-distance fiber optic communications. Our optical link extenders are external subsystems used for fiber optic communications over long distances. Our Opticity 3000 is an external link extender subsystem which also includes multiplexer functionality that permits multi-channel data transmission over long distances.

    Optical Data Links

    Our family of optical data link products consists of transmitters, receivers and transceivers based on the Gigabit Ethernet and Fibre Channel protocols. A transmitter converts electrical signals into optical signals for transmission over fiber optics. A receiver converts incoming optical signals into electric signals. A transceiver combines both transmitter and receiver functions. Our optical data link products perform these functions with high reliability and data integrity and support a wide range of protocols, transmission speeds, fiber types, wavelengths, transmission distances, form factors and software enhancements.

    Our high-speed fiber optic subsystems are engineered to deliver value- added functionality and intelligence. Most of our optical data link products include a microprocessor with proprietary embedded software that allows customers to monitor transmitted and received optical power, temperature, drive current and other link parameters of each port on their systems in real time. In addition, our intelligent optical data links are used by many enterprise networking and storage system manufacturers to enhance the ability of their systems to diagnose and correct abnormalities in fiber optic networks.

    The following table describes our principal optical data link products:

Protocols	Transmission Speed (Gbps)	Fiber Types	Wavelengths (nm)	Transmission Distances	Form Factors	Software Enhancements
Transmitters
Fibre Channel	1.062	Multimode	850	500 m	17-pin	Built-in diagnostics
Gigabit Ethernet	1.25	Singlemode	1310	10 km
			1550	30 km
				80 km
Receivers
Fibre Channel	1.062	Multimode	850	500 m	17-pin	Reports on received
Gigabit Ethernet	1.25	Singlemode	1310	10 km		optical power levels
			1550	30 km
				80 km
Transceivers
Fibre Channel	1.062/2.125	Multimode	850	500 m	28-pin	Built-in diagnostics
Gigabit Ethernet	1.25/2.125	Singlemode	1310	10 km	9-pin	OFC auto-sense
			1550	30 km	GBIC	Serial identification
				80 km	SFP SFF

    Cable Television Digital Return Path Systems

    Over the past year, we have developed a new technical approach to the transportation of information inside broadband cable television networks. Traditionally, fiber optic links in CATV networks have used analog modulation to transport signals. Our design digitizes the return path signal with performance comparable to the best analog links. We have begun customer trials of our digital optical return path links for CATV systems.

    Our digital technology enables us to make links that have significant advantages over traditional analog links. These links are more stable in varying temperatures, show no analog variation with fiber distance and are more immune to mishandling problems, such as poor splices and connectors, than traditional analog links.

    Digital return path links allow broadband systems to be better managed and to support a variety of CATV architectures. Our products are used in nodes that typically serve between 50 and 500 homes as well as in secondary hub sites and headends. These products build on our basic optical modules and test systems to provide our customers with a level of service, reliability and signal integrity that is superior to the systems they are replacing at a lower cost. These modules plug into existing nodes, hubs and headends, which facilitates market acceptance.

    Optical Link Extenders

    Our FLX-2000 family of optical link extenders allows enterprises to extend the distance of fiber optic links in Gigabit Ethernet and Fibre Channel- based networks while preserving data integrity and reliability. Using our optical link extenders, Gigabit Ethernet networks can be extended from the maximum standard distance of 5 kilometers to up to 120 kilometers, and Fibre Channel networks can be extended from the maximum standard distance of 10 kilometers to up to 120 kilometers. Our optical link extenders enable new network applications such as remote storage and real-time backup, as well as geographic extensions of a network. In addition, our optical link extenders provide a value-added diagnostic function by measuring the bit error rate on data links and monitoring and reporting system status.

    Opticity 3000

    Introduced in September 1999, our Opticity 3000 is now being evaluated by several network service providers ranging from application service providers to competitive local exchange carriers and CATV operators. Our Opticity 3000 combines cost-effective wavelength division multiplexing with the ability to create reliable ring network topologies. The Opticity 3000 allows enterprises and service providers to build gigabit metropolitan data networks. The Opticity 3000 aggregates data traffic on fiber rings. It is able to multiplex up to 16 channels of Fibre Channel or Gigabit Ethernet traffic on a single fiber pair, providing aggregate full-duplex bandwidth of up to 20 Gbps. The Opticity 3000 can be remotely managed using standard network management protocols such as the Simple Network Management Protocol. Opticity 3000 also has features such as redundant power supply designed to maximize reliability and uptime in case of failures.

    The Opticity 3000 platform enables our customers to create complex systems combining both networking and storage based services and to access Ethernet service at speeds up to 100 Mbps at costs comparable to today's prices for T1 or DSL connections provided by local telephone companies.

    Currently our Opticity 3000 platform can be configured with as few as four and as many as 16 channels. The Opticity 3000 platform manages a ring topology matching the fiber layout in most metropolitan areas. The Opticity 3000 can operate over a single fiber ring and still maintain the ability to provide failover switching for redundancy and reliability in the event of a fiber breakage. Extended networks using the Opticity 3000 are configured to remain operational in the event of any single point of failure throughout the platform or physical plant.

    The effectiveness of the Opticity 3000 relies on a variety of bandwidth enhancing techniques including time division multiplexing and WDM. All channels are actively monitored, therefore service levels can be tracked and verified for each customer served by the system. The Opticity 3000 platform can be managed using simple network management protocol as well as a web browser. Remote management of an entire ring system can be accomplished through a single Internet connection to the system.

Network Performance Test Systems

    Our GTX, GT and GLA family of network performance test systems assist networking and storage system manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We believe we are the leading supplier of test equipment for the Fibre Channel protocol used in enterprise SANs. We also offer Gigabit Ethernet test systems. Our test systems allow engineers, service technicians and network managers to capture data at high speeds, filter the data and identify various types of intermittent errors and other network problems.

    Our GTX, GT and GLA family of test system products includes data generators, data analyzers, error injector/data jammers and low-cost, real-time link monitors. The following table describes our GTX, GT and GLA family of test products:

Product Description	Introduction Date	Protocol Supported	Transmission Speed	Application	Configuration
GIGABIT LINK ANALYZERS
GLA-3100ES	10/96	ESCON	200 Mbps	R&D Service	PC-Hosted
GLA-3100FC	1/97	Fibre Channel	1.062 Gbps	R&D Service	PC-Hosted
GT-G Data Generator Module	1/98	Fibre Channel	1.062 Gbps	Inter-operability	PC-Hosted
GT-J Error Injector Module	2/99	Fibre Channel	1.062 Gbps	Error Recovery	PC-Hosted
GT-J22 Error Stimulus Response System	2/99	Fibre Channel FICON	1.062 Gbps	Error Recovery	High Performance Tower PC
GT GIGABIT TRAFFIC CHECK
GT-C FC Link Monitor	5/98	Fibre Channel	1.062 Gbps	Field Service	Hand Held
GT-C-GE Link Monitor	5/98	Gigabit Ethernet	1.25 Gbps	Field Service	Hand Held
GTX GIGABIT TRAFFIC SYSTEM
GTX-A	11/99	Fibre Channel	1.062 Gbps 2.125 Gbps	R&D	PC-Hosted
GTX-B bit error rate tester	3/00	Fibre Channel, Gigabit Ethernet, Infiniband	1.062 Gbps 1.25 Gbps 2.125 Gbps 2.5 Gbps	Hardware Test	PC-Hosted
GTX-J Error Injector	7/00	Fibre Channel, FICOn	1.062 Gbps 2.125 Gbps	Error Recovery	PC-Hosted
SANmetrics—Loop	4/00	Fibre Channel	1.062/2.125 Gbps	SAN Performance Analysis Software	N/A
SANmetrics—Switch	6/00	Fibre Channel	1.062/2.125 Gbps	SAN Performance Analysis Software	N/A

Customers

    Sales to our two principal customers, Alcatel Networks (formerly Newbridge Networks) and EMC Corporation, accounted for 43.9% and 14.6% of our revenues in fiscal 1998, 25.1% and 24.1% in fiscal 1999, 24.5% and 24.0% in fiscal 2000 and 9.3% and 19.8% in the six months ended October 31, 2000. In addition, sales to Brocade Communications and Emulex accounted for 17.8% and 11.3% of our revenues in the six months ended October 31, 2000.

Technology

    The development of high quality fiber optic subsystems and test systems for high-speed data communications requires multidisciplinary expertise in the following six technology areas:

    High Frequency Semiconductor Design.  Our fiber optic subsystems development efforts are supported by an engineering team that specializes in analog/digital integrated circuit design. This group works in both silicon and gallium arsenide, or GaAs, semiconductor technologies where circuit element frequencies are very fast and can be as high as 60 GHz. We have designed proprietary circuits including laser drivers and receiver pre- and post-amplifiers. Our designs have made us early entrants in the 1.0 Gbps data communications market and more recently in the 2.5 Gbps data communications market. These advanced semiconductor devices provide significant cost advantages and will be critical in the development of future products capable of even faster data rates.

    Optical Subsystem Design.  Finisar has established itself as a low-cost design leader beginning with its initial Gbps optical subsystems in 1992. From that base we have developed new singlemode laser alignment approaches and low-cost, all-metal packaging techniques for improved EMI performance and environmental tolerance. We develop our own component and packaging and designs and integrate these designs with proprietary manufacturing processes that allow our products to be manufactured in high volume.

    Complex Logic Design.  Our test equipment designs are based on field programmable gate arrays, or FPGAs. In recent customer trials, our newest products are being used to operate with clock frequencies of up to 125 MHz and logic densities up to 1 million gates per chip. Our test systems use FPGAs that are programmed by the host PC and therefore can be configured differently for different tests. All of our logic design is done in the VHDL hardware description language which will enable migration to ASICs as volumes warrant. We develop VHDL code in a modular fashion for reuse in logic design which comprises a critical portion of our intellectual property. This re-usable technology base of logic design is available for use in both our test system and optical subsystem product lines and allows us to reduce the time to market for our new and enhanced products.

    Software Technology.  We devote substantial engineering resources to the development of software technology for use in all of our product lines. We have developed software to control our test systems, analyze data collected by our test systems, and monitor, maintain, test and calibrate our optical subsystems. A majority of our software technology and expertise is focused on the use of object-oriented development techniques to develop software subsystems that can be reused across multiple product lines. We have created substantial intellectual property in the area of data analysis software for our Fibre Channel test equipment. This technology allows us to rapidly sort, filter and analyze large amounts of data using a proprietary database format. This database format is both hardware platform-independent and protocol-independent. This independence allows all of the software tools developed for our existing test products to be utilized in all of our new test products that collect data traces. Because the database format is also protocol-independent, new protocols can be added quickly and easily. Another important component of our intellectual property is our graphical user interface, or GUI, design. Many years of customer experience with our test products have enabled us to define a simple yet effective method to display complex protocols in clear and concise GUIs for intuitive use by engineers.

    System Design.  The design of all of our products requires a combination of sophisticated technical competencies—optical engineering, high-speed digital and analog design, ASIC design and software engineering. We have built an organization of people with skills in all of these areas. It is the integration of these technical competencies that enables us to produce products that meet the needs of our customers. Our combination of these technical competencies has enabled us to design and manufacturer optical subsystems with built-in optical test multiplexing and network monitoring, as well as test systems that integrate optical and protocol testing with user interface software.

    Manufacturing System Design.  The design skills gained in our test systems group are also used in the manufacturing of our optical subsystems. We utilize our high-speed FPGA design blocks and concepts and GUI software elements to provide specialized manufacturing test systems for our internal use. These test systems are optimized for test capacity and broad test coverage. We use automated, software-controlled testing to enhance the field reliability of all Finisar products. All of our products are subjected to temperature testing of powered systems as well as full functional tests.

Competition

    The market for optical subsystems and network performance test systems for use in LANs, SANs and extended networks is highly competitive. We believe the principal competitive factors in the optical subsystem and test system markets are:

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  product performance, features, functionality and reliability;

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  price/performance characteristics;

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  timeliness of new product introductions;

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  adoption of emerging industry standards;

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  service and support;

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  size and scope of distribution network;

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  brand name;

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  access to customers; and

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  size of installed customer base.

    We believe we compete favorably with our competitors with respect to most of the foregoing factors. However, we cannot assure you that we will be able to compete successfully against either current or future competitors.

Sales, Marketing and Technical Support

    We sell our products in North America through our direct sales force and a network of twelve independent manufacturers' representatives. Our direct sales force maintains close contact with our customers and provides technical support to our manufacturers' representatives. In our international markets, our direct sales force works with local resellers who assist us in providing support and maintenance to the territories they cover. We have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany and Korea.

    Both our optical subsystems and our network performance test systems are often sold to the same customer. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that can lead to sales of our other product line. We anticipate that we will continue to benefit from these trends in the future.

    Our marketing efforts are focused on increasing awareness of our optical subsystems and test systems product lines and our brand name. Key components of our marketing efforts include:

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  continuing our active participation in industry associations and standards committees to promote and further enhance Gigabit Ethernet and Fibre Channel technologies, promote standardization in the LAN and SAN markets, and increase our visibility as industry experts; and

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  leveraging major trade show events and LAN and SAN conferences to promote our broad product lines.

    In addition, our marketing group provides marketing support services for our executive staff, our direct sales force and our manufacturers' representatives and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and resellers including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

    A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support in order to provide our customers and their end users with the knowledge and resources necessary to successfully utilize our product line. Our customer service utilizes a technical team of field and factory applications engineers, technical marketing personnel and, when required, product design engineers. We provide extensive customer support throughout the qualification and sale process. In addition, we also provide many resources through our World Wide Web site, including product documentation and technical information. We intend to continue to provide our customers with comprehensive product support and believe it is critical to remaining competitive.

Manufacturing

    We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control operations at our facility in Sunnyvale, California. This approach enables us to focus on our design strengths, reduce fixed costs and capital expenditures and provide flexibility in meeting market demand.

    We currently rely on three Asia based and one U.S. based contract manufacturers for substantially all of our assembly operations. We do not have long-term contracts with any of our contract manufacturers, and none of them are obligated to perform assembly services for us for any specific period or at any specified price, except as may be provided in a particular purchase order.

    We design and develop a number of the key components of our products, including ASICs, printed circuit boards and software. In addition, our manufacturing team works closely with our engineers to manage the supply chain. Product testing and burn-in are performed at our facility. We also use inspection, testing and statistical process controls to assure the quality and reliability of our products. In addition, most of our optical subsystems have an intelligent interface that allows us to monitor product quality during the manufacturing process.

    Although we use standard parts and components for our products where possible, we currently purchase a few key components used in the manufacture of our products from single or limited sources. Our principal single source components include ASICs and lasers. Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would substantially harm our business. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

    We use a rolling 12-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. It is our practice to maintain a 12-month inventory of sole source components to decrease the risk of a component shortage.

Research and Development

    In fiscal 1999, fiscal 2000 and the six months ended October 31, 2000, our research and development expenses were $7.9 million, $13.8 million and $10.6 million, respectively. We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on addressing the evolving needs of our customers within the LAN, SAN, CATV networks and extended network markets. We work closely with our original equipment manufacturers and system integrators to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy. Our research and development groups are aligned with our different product lines and we have specific groups devoted to ASIC design and test, gigabit per second subsystem design, test equipment hardware and software design. In addition, our research and development also includes manufacturing engineer efforts whereby we examine each product for its manufacturability, predicted reliability, expected lifetime and manufacturing costs.

    We are currently undertaking development efforts for our product lines with emphasis on increasing reliability, integrity and performance, as well as value-added functions. Some examples of products that we are working on are 10 Gbps Ethernet and 2.125 Gbps Fibre Channel optical subsystems. We also intend to focus on increased product integration to enhance the price/performance capabilities of our products. We believe that our research and development efforts are key to our ability to maintain technical competitiveness and to deliver innovative products that address the needs of the market. However, there can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies.

Intellectual Property

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Recent Developments

    Acquisition of Sensors Unlimited, Inc.  On October 17, 2000, we completed the acquisition of Sensors Unlimited, Inc. Sensors is a leading supplier of optical components that monitor the performance of dense wavelength division multiplexing networks. Sensors' technology enables telecommunications companies to optimize the use of existing bandwidth in fiber optic networks.

    Pursuant to the merger, we issued 18,962,141 shares of our common stock in exchange for the outstanding shares of Sensors common stock. In addition, we assumed options to purchase Sensors common stock and have reserved 381,417 shares of our common stock for issuance upon the exercise of the assumed options. At the closing of the transaction, the assumed Sensors options converted into Finisar options and vested to the extent of the greater of (1) 25% of the total number of shares subject to the option or (2) the vested percentage of the Sensors option at the closing of the merger, up to a maximum of 50% of the total number of shares subject to the option. The unvested portion of each assumed option will vest in three approximately equal annual installments on each of the first three anniversaries of the date of closing of the merger, subject to the optionholder's continued service with us or a subsidiary.

    At the closing of the merger, certificates representing 9,481,032 shares of Finisar common stock were deposited into escrow with U.S. Bank Trust, National Association. One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, subject to the achievement of specific development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, one-third of the escrow shares that would otherwise be delivered to the principal shareholders of Sensors on the third anniversary of the closing of the merger will be subject to claims for indemnification by us under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    In addition to the merger consideration paid to the Sensors shareholders at the closing and the shares deposited into escrow, on each of the first three anniversaries of the closing of the merger, we will issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of our common stock. These shares will be valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market for the ten trading days preceding the applicable payment date, and will be distributed as follows:

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  If on the first anniversary of the closing of the merger, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by us, we will issue and deliver shares of common stock having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;

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  If on the second anniversary of the closing of the merger, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by us, we will issue and deliver shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

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  If on the third anniversary of the closing of the merger, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by us, and if prior to that date all six milestones set forth in the reorganization agreement have been achieved, we will issue shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

    Effective on the closing of the merger, Gregory H. Olsen, the President and Chief Executive Officer of Sensors, was elected as a director of Finisar and appointed to the position of Executive Vice President of Finisar. In connection with the merger and his continued employment with us, Mr. Olsen entered into a three-year employment agreement and noncompetition agreement.

    The acquisition of Sensors was structured as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and has been accounted for under the "purchase" method of accounting.

    Acquisition of Demeter Technologies, Inc.  On November 21, 2000, we completed the acquisition of Demeter Technologies, Inc., a privately-held company located in El Monte, California. Demeter was founded in June 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications.

    Pursuant to the merger, we issued 6,020,012 shares of our common stock in exchange for the outstanding shares of Demeter capital stock. In addition, we assumed options to purchase Demeter common stock and have reserved 566,573 shares of our common stock for issuance upon the exercise of the assumed options. The Demeter options converted into Finisar options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with us. At the closing of the merger, certificates representing 601,993 shares of our common stock were deposited into an escrow with U.S. Bank Trust, National Association. The escrow shares will be subject to claims for indemnification by us under the reorganization agreement and the procedures specified in the escrow agreement. These shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    The acquisition of Demeter was structured as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and will be accounted for under the "purchase" method of accounting.

    Pending Acquisition of Transwave Fiber, Inc.  On November 20, 2000, we entered into an agreement to acquire Transwave Fiber, Inc., a privately-held company located in Fremont, California. Established in February 2000, Transwave has focused on developing passive optical products for datacom and telecommunications applications.

    Under the terms of the reorganization agreement, Transwave stockholders will be entitled to receive up to approximately 3.2 million shares of our common stock, including shares issuable upon exercise of options assumed in the merger. At the closing of the merger, certificates representing 10% of the Finisar shares to be issued to the Transwave stockholders will be deposited into an escrow account and will be subject to claims for indemnification by us for a one-year period following the closing of the merger. In addition, one-third of the shares issued in the merger will be deposited in an escrow account and will be released to the former shareholders of Transwave upon the achievement of specified financial and technical milestones during a three year period following the completion of the merger. The transaction will be accounted for under the "purchase" method of accounting and is intended to qualify as a tax-free reorganization. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Transwave's stockholders and other customary conditions.

    Following the merger, Transwave will operate as a division of Finisar and will continue to be a merchant supplier of passive optical components to us as well as others.

    Pending Acquisition of Shomiti Systems, Inc.  On November 21, 2000, we entered into a definitive agreement to acquire Shomiti Systems, Inc., a privately-held company located in San Jose, California. Established in 1995, Shomiti designs products which measure the performance of Ethernet networks in order to enhance their quality of service. Shomiti's line of products are currently being deployed for measuring and monitoring 10-100 megabit and Gigabit Ethernet local area networks (LANs) and e-commerce storage server farms.

    Under the terms of the agreement, Shomiti stockholders will be entitled to receive up to approximately 3.8 million shares of our common stock, including shares issuable upon exercise of options assumed in the merger. At the closing of the merger, certificates representing 10% of the Finisar shares to be issued to the Shomiti stockholders will be deposited into an escrow fund and will be subject to claims for indemnification by us for a one-year period following the closing of the merger. The transaction will be accounted for under the "purchase" method of accounting and is intended to qualify as a tax-free reorganization. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Shomiti's stockholders, the notification requirements of the Hart-Scott-Rodino Antitrust Act and other customary conditions.

    Following the merger, Shomiti will operate as a subsidiary of Finisar at its current facility in San Jose, California. Bill Shaw, Shomiti's President and CEO, will continue to serve as President and CEO of the Shomiti subsidiary.

    Pending Acquisition of Medusa Technologies, Inc.  On December 13, 2000, we entered into an agreement to acquire Medusa Technologies, Inc., a privately-held company located outside Austin, Texas. Established in June 1997, Medusa Technologies provides training and testing services focusing on fibre channels and other networking technologies.

    Under the terms of the agreement, Medusa stockholders will be entitled to receive up to approximately 265,000 shares of our common stock, including shares issuable upon exercise of options assumed in the merger. At the closing of the merger, certificates representing 10% of the Finisar shares to be delivered to the Medusa stockholders will be deposited into an escrow fund and will be subject to claims for indemnification by us for a one-year period following the closing of the merger. The transaction will be accounted for under the "purchase" method of accounting and is intended to qualify as a tax-free reorganization. We expect to close the transaction during the first calendar quarter of 2001, subject to approval by Medusa's stockholders and other customary conditions.

    Following the merger, Medusa will operate as a subsidiary of Finisar at its current facility outside Austin, Texas.

Pending Litigation

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, we and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted our motion and the case is now pending in the Northern District. Methode has amended its complaint to add Agilent Technologies, Inc. as a party, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to an affiliated company, Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has filed a motion to add Stratos Lighwave, Inc. to the lawsuit as an additional plaintiff. In September 2000, Methode and Stratos Lightwave filed an additional lawsuit against us, alleging infringement of a sixth patent, which issued in August 2000. This patent is a reissue of a previous patent that is the parent of four of the five patents that are the subject of the original lawsuit filed by Methode against Finisar. In January 2001, Methode and Stratos Lightwave filed a third lawsuit against us in the United States District Court for the Northern District of California, alleging that our optoelectronic products infringe a seventh patent, which issued in July 1998.

    Based on consultation with our counsel, it is our position that the Methode patents are invalid, unenforceable and/or not infringed by our products. The United States Patent and Trademark Office has determined that all of the claims asserted by Methode in one of the patents are invalid, although this determination is not final and is subject to further administrative review. We also believe, based on consultation with our counsel, that the breach of contract claim included in the amended complaint is without merit and that, in any event, the amended complaint grossly overstates the amount of damages that Methode could possibly have suffered as a result of any such breach. We believe that we have strong defenses against Methode's lawsuit. In addition, we have filed a counterclaim against Methode asserting, among other things, that one of our founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all five patents, that Methode improperly obtained the patents based on our disclosure of the technology to Methode and that we are the rightful owner or co-owner of the patents. Portions of our counterclaim, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, our basic claims of ownership of the patents remain subject to our pending counterclaim. We intend to defend Methode's lawsuit and pursue our counterclaim vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty.

    The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

Facilities

    Our headquarters facility is located in Sunnyvale, California. We lease approximately 75,000 square feet for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing operations. This lease expires in July 2006. We currently sublease approximately 15,000 square feet of this facility. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

    In addition, we continue to lease our prior facility in Mountain View, California under a lease expiring in May 2002. We intend to continue subleasing this 20,000 square foot facility through the expiration of the lease term.

    In November 2000, we purchased a 92,000 square foot facility in Sunnyvale, California, consisting of three buildings, for approximately $32.5 million cash plus closing costs. The facility is currently under lease to a tenant through November 13, 2002 at which time the tenant has an option to renew the lease at fair market value for an additional five years.

    Sensors Unlimited, located in Princeton, New Jersey, currently leases approximately 38,000 square feet of space for manufacturing, technical, administrative and support functions. This lease expires in January 1, 2004.

    Demeter Technologies, located in El Monte, California, currently leases two facilities consisting of approximately 17,000 square feet of space for manufacturing, technical, administrative and support functions. The leases expires in August 2003 with options to renew for an additional period of time.

Employees

    As of December 31, 2000, we employed a total of 592 full-time employees. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors, and their ages as of December 31, 2000, are as follows:

Name	Age	Position(S)
Jerry S. Rawls	55	President, Chief Executive Officer and Director
Frank H. Levinson	47	Chairman of the Board and Chief Technical Officer
Mark J. Farley	38	Vice President, Digital Systems Engineering
Jan Lipson	49	Vice President, Optical Engineering
Stephen K. Workman	49	Vice President, Finance, Chief Financial Officer and Secretary
Gregory H. Olsen	55	Executive Vice President and Director
Michael C. Child	45	Director
Roger C. Ferguson	57	Director
Richard B. Lieb	52	Director
Larry D. Mitchell	57	Director

    Jerry S. Rawls has served as a member of our Board of Directors since March 1989, as our President since April 1989 and as our Chief Executive Officer since August 1999. From September 1968 to February 1989, Mr. Rawls was employed by Raychem Corporation, a materials science and engineering company, where he held various management positions including Division General Manager of the Aerospace Products Division and Interconnection Systems Division. Mr. Rawls holds a B.S. in Mechanical Engineering from Texas Tech University and an M.S. in Industrial Administration from Purdue University.

    Frank H. Levinson founded Finisar in April 1987 and has served as a member of our Board of Directors since February 1988 and as our Chairman of the Board and Chief Technical Officer since August 1999. Mr. Levinson also served as our Chief Executive Officer from February 1988 to August 1999. From September 1980 to December 1983, Mr. Levinson was a Member of Technical Staff at AT&T Bell Laboratories. From January 1984 to July 1984, he was a Member of Technical Staff at Bellcore, a provider of services and products to the communications industry. From April 1985 to December 1985, Mr. Levinson was the principal optical scientist at Raychem Corporation, and from January 1986 to February 1988, he was Optical Department Manager at Raynet, Inc., a fiber optic systems company. Mr. Levinson holds a B.S. in Mathematics/Physics from Butler University and an M.S. and Ph.D. in Astronomy from the University of Virginia.

    Mark J. Farley has served as our Vice President, Digital Systems Engineering since April 1996. From August 1991 to April 1996, Mr. Farley was a consulting design engineer. During that time, Mr. Farley was heavily involved in the design of Finisar's early products. From September 1986 to August 1991, Mr. Farley was a hardware design manager with Raynet, Inc. From September 1984 to September 1986, he was a hardware design manager at Tandem Computers. Mr. Farley holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

    Jan Lipson has served as our Vice President, Optical Engineering since April 1998. From June 1995 to April 1998, Mr. Lipson was Vice-President, Advanced Technology for Ortel Corporation, a fiber optic components supplier to the cable television industry. From March 1982 to June 1995, Mr. Lipson was employed by AT&T Bell Laboratories, and most recently held the position of Department Head and Development Manager for the Subsystems Development Group in the Lightwave Communications Area. From October 1978 to March 1982, Mr. Lipson was a member of the technical staff at Los Alamos National Labs. Mr. Lipson holds a B.S. in Physics from the California

Institute of Technology, a Ph.D. in Physics from the University of California at San Diego and an M.B.A. from the University of Pittsburgh.

    Stephen K. Workman has served as our Vice President, Finance and Chief Financial Officer since March 1999 and as our Secretary since August 1999. From November 1989 to March 1999, Mr. Workman served as Chief Financial Officer at Ortel Corporation. Mr. Workman holds a B.S. in Engineering Science and an M.S. in Industrial Administration from Purdue University.

    Gregory H. Olsen has served on our Board of Directors, as our Executive Vice President and President and Chief Executive Officer of Sensors Unlimited, Inc., a wholly owned subsidiary of Finisar, since the closing of the acquisition of Sensors in October 2000. Dr. Olsen founded Sensors Unlimited, a fiber optic component company, in 1991 and has served as its President and Chief Executive Officer since inception. In 1984 Dr. Olsen founded EPITAXX, Inc., and served as its President and Chief Executive Officer from inception until 1990 when EPITAXX was acquired by Nippon Sheet Glass. Dr. Olsen holds a B.S. in Physics, a BSEE and an M.S. in Physics (magna cum laude) from Fairleigh Dickenson University and a Ph.D. in Material Science from the University of Virginia.

    Michael C. Child has been a member of our Board of Directors since November 1998. Mr. Child has been employed by TA Associates, Inc., a venture capital investment firm, since July 1982 where he currently serves as a Managing Director. Mr. Child also serves on the Board of Directors of Fargo Electronics. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.

    Roger J. Ferguson has been a member of our Board of Directors since August 1999. Mr. Ferguson has served as Chief Executive Officer of Semio Inc., an early stage software company, since July 1999 and as a principal in VenCraft, LLC, a venture capital partnership, since July 1997. From 1993 to 1997, Mr. Ferguson was Chief Executive Officer of DataTools, Inc., a database software company. From 1987 to 1993, Mr. Ferguson served as Chief Operating Officer for Network General Inc., a network analysis company. Mr. Ferguson also serves on the Boards of Directors of Microtest, Inc. and several private companies. Mr. Ferguson holds a B.A. in Psychology from Dartmouth College and an M.B.A. from the Amos Tuck School at Dartmouth.

    Richard B. Lieb has been a member of our Board of Directors since October 1999. Since November 1990 Mr. Lieb has served as Executive President of SEI Investments, an investment and investment processing business solutions company. He is also on the Advisory Board of Cross Atlantic Technology Fund, a technology venture capital fund in Radnor, Pennsylvania. Mr. Lieb holds a B.A. in History from Duke University and an M.A. in Public Administration from the Wharton School of Business at the University of Pennsylvania.

    Larry D. Mitchell has been a member of our Board of Directors since October 1999. Mr. Mitchell has been retired since October 1997. From October 1994 to October 1997, he served as a site General Manager in Roseville, California for Hewlett-Packard. Mr. Mitchell holds a B.A. in Engineering Science from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

    Our President, Secretary and Chief Financial Officer are elected by the Board of Directors, all other executive officers are elected by the Board of Directors or appointed by the President, and all officers serve at the discretion of the Board of Directors. Each of our officers and directors, other than nonemployee directors, devotes his full time to the affairs of Finisar.

Composition of the Board of Directors

    Our Board of Directors is currently fixed at seven directors. Our certificate of incorporation provides that the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Messrs. Ferguson, Mitchell and Olsen, the Class II directors are Messrs. Levinson and Lieb, and the Class III directors are Messrs. Child and Rawls. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

Board Committees

    The audit committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Child and Ferguson.

    The compensation committee of our Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all executive officers of Finisar and establishes and reviews general policies relating to compensation and benefits of Finisar employees. The compensation committee currently consists of Messrs. Child and Ferguson.

Compensation of Directors

    Directors of Finisar do not receive cash compensation for their services as directors or members of committees of the Board of Directors. However, non-employee directors are eligible to receive stock options. We do reimburse directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

Executive Compensation

  Summary Compensation Information

    The following table sets forth information concerning the compensation of our Chief Executive Officer and our four other most highly compensated executive officers, as of April 30, 2000, during the fiscal years ended April 30, 2000, 1999 and 1998.

Summary Compensation Table

							Long Term Compensation Awards Securities Underlying Options
	Annual Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation			All Other Compensation
Jerry S. Rawls	2000		$200,000		$1,000	$1,923	—
President and Chief Executive Officer	1999 1998	$ $	189,423 166,346	$ $	106,192 94,000	$4,677	— —		$—
Frank Levinson	2000		$200,000		$1,000	$2,308	—
Chief Technical Officer	1999		$189,423		$106,192	$3,581	—		$—
	1998		$166,385		$94,000		—
Mark J. Farley	2000		$165,000		$6,000	$1,587
Vice President, Digital Systems Engineering	1999 1998	$ $	149,423 128,846	$ $	64,731 53,000	$2,857	— —		$—
Jan Lipson	2000		$150,000		$6,000	$1,731	—
Vice President, Optical Engineering	1999 1998		$142,308 —		$44,077 —	$162 —	900,000 —	(1)	$—
Stephen K. Workman	2000		$150,000		$6,000	$1,298	—
Chief Financial Officer and Secretary	1999 1998		$17,308 —		$3,500 —	—	600,000 —	(1)	$—

(1)
This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at a rate of 20% per year over a period of five years.

Stock Options Granted in Fiscal 2000

    No options were granted to the persons named in the Summary Compensation Table during the fiscal year ended April 30, 2000.

Option Exercises and Fiscal 2000 Year-End Values

    The following table provides the specified information concerning exercises of options to purchase our common stock in the fiscal year ended April 30, 2000, and unexercised options held as of April 30, 2000, by the persons named in the Summary Compensation Table above. There were no exercises of options by any of the officers named in the Summary Compensation Table during the fiscal year ended April 30, 2000.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

	Number of Securities Underlying Unexercised Options At Fiscal Year End		Value of Unexercised In-The-Money Options At Fiscal Year End(1)
Name	Exercisable(2)	Unexercisable	Exercisable(2)	Unexercisable
Jerry S. Rawls	—	—	$—	$—
Frank H. Levinson	—	—	—	—
Mark J. Farley	1,884,620	—	$70,320,826	—
Jan Lipson	—	—	—	—
Stephen K. Workman	—	—	—	—

(1)
Based on a fair market value of $37.313, the closing price of our common stock on April 28, 2000, as reported by the Nasdaq National Market.

(2)
Stock options granted under the 1999 Option Plan prior to our initial public offering of common stock in November 1999 are generally immediately exercisable at the date of grant, but shares received upon exercise of unvested options are subject to repurchase by Finisar. Options granted after this date under the 1999 Option Plan are generally not immediately exercisable at the date of grant.

Stock Plans

  1999 Stock Option Plan

    Finisar's 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Finisar is authorized to issue up to 21,000,000 shares of common stock under this plan. This number of shares will be increased on May 1, 2001 and each subsequent May 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding April 30. The 1999 stock option plan is currently being administered by the Board of Directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. The plan expires in April 2009, but may be terminated sooner by the Board of Directors.

    The exercise price of incentive stock options granted under the 1999 stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to an incentive stock option granted to any optionee who owns stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of the option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding options or replace them with substantially equivalent new options, all options will become immediately exercisable in full. In addition, the plan allows the Board of Directors to provide in any option agreement full acceleration of the exercisability of these options if, within 12 months following a change in control, the optionee is terminated without cause or resigns for "good reason," which includes:

  •
  the assignment of any duties, or limitation of responsibilities, that are substantially inconsistent with the optionee's status prior to the change of control,

  •
  the relocation of an optionee's principal work place more than fifty miles from his work place prior to the change of control or the imposition of substantially more demanding travel requirements, or

  •
  any material reduction in base compensation, bonus or benefits.

    As of November 30, 2000, under the 1999 stock option plan 3,928,279 shares of common stock had been issued upon exercise of options outstanding, options to purchase 9,083,271 shares of common stock, with a weighted average exercise price of $17.38, were outstanding, and 7,988,450 shares of common stock remained available for future grants.

  1989 Stock Option Plan

    Finisar's 1989 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1989. Prior to the expiration of its ten-year term in April 1999, a total of 19,638,800 shares of common stock were reserved for issuance under the 1989 stock option plan. Although no additional options will be granted under this plan, options for 2,416,620 shares of common stock outstanding as of November 30, 2000 remain subject to its provisions and the plan will continue to be administered by the Board of Directors.

    The 1989 stock option plan allowed the grant of incentive stock options and nonstatutory stock options. The exercise price of incentive stock options granted under the plan was required to be not less than the fair market value of a share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the plan was required to be not less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owned stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of any option was required to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, the term of any incentive stock option could not exceed five years and the term of any nonstatutory stock option could not exceed five years and one day. The terms of all other options could not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options could become exercisable for the first time by any optionee could not exceed $100,000 in any calendar year. The Board of Directors had the discretion to determine vesting schedules and exercise requirements, if any, of all option grants under this plan. However, the plan provided that in connection with a sale of all or substantially all of the assets of Finisar, or a merger of Finisar with or into another corporation, if the acquiring corporation fails to assume the plan's outstanding options or replace them with equivalent new options, all options will become immediately vested and exercisable in full.

    As of November 30, 2000, under the 1989 stock option plan 15,550,980 shares of common stock had been issued upon exercise of options outstanding and options to purchase 2,416,620 shares of common stock, at a weighted average exercise price of $0.07, were outstanding.

  Sensors Unlimited Option Plan

    In connection with our acquisition of Sensors Unlimited, we assumed all outstanding options issued under the Sensors Unlimited Second Amended and Restated 1997 Stock Option Plan. These assumed options were converted into options to acquire Finisar common stock, on the same terms and conditions applicable under the Sensors Unlimited option plan. At the closing of our acquisition of

Sensors Unlimited, the assumed options vested to the extent of the greater of (1) 25% of the total number of shares subject to the option or (2) the vested percentage of the Sensors option at the closing of the merger, up to a maximum of 50% of the total number of shares subject to the option. The remainder will vest in three approximately equal installments on each of the first three anniversaries of the date of the closing of the merger, subject to the optionholder's continued service with us or a subsidiary.

    As of December 31, 2000, assumed options issued under Sensors Unlimited's 1997 stock option plan to purchase 381,417 shares of common stock, at a weighted exercise price of $0.31, were outstanding.

  Demeter Technologies Option Plan

    In connection with our acquisition of Demeter Technologies, we assumed all outstanding options issued under Demeter Technologies' 2000 Stock Option Plan. These assumed options were converted into options to acquire Finisar common stock, on the same terms and conditions applicable under Demeter Technologies' option plan. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with us.

    As of December 31, 2000, assumed options issued under Demeter Technologies' 2000 stock option plan to purchase 566,573 shares, at a weighted exercise price of $1.08, were outstanding.

  1999 Employee Stock Purchase Plan

    Finisar's 1999 employee stock purchase plan was adopted by the Board of Directors and approved by the stockholders in September 1999. A total of 750,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 250,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with Finisar. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000 (or $12,500 with respect to a six-month offering period) by the fair market value of a share of Finisar common stock determined at the beginning of the offering period.

401(k) Plan

    Our 401(k) retirement and deferred savings plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month immediately following twelve months of service with Finisar. The plan provides that each participant may contribute up to 12% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in calendar year 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Finisar may contribute an amount equal to one-half of the first 5% of each participant's contribution. Finisar's contributions vest one-fifth per year over five years.

Indemnification of Directors and Executive Officers and Limitation of Liability

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to Finisar or its stockholders for a breach of fiduciary duty as a director, except liability for:

  •
  a breach of the director's duty of loyalty to Finisar or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

  •
  transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in the bylaws are not exclusive.

    We have entered into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We maintain directors' and officers' liability insurance.

RELATED PARTY TRANSACTIONS

    Since April 30, 1999, there has not been, nor is there currently, any transaction or series of similar transactions to which Finisar was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than five percent of Finisar's capital stock had or will have a direct or indirect material interest other than the agreements which are described below and in "Management" above.

    Effective on the closing of the acquisition of Sensors Unlimited, Inc. on October 17, 2000, Gregory H. Olsen, the President and Chief Executive Officer of Sensors Unlimited, was elected a director of Finisar and appointed to the position of Executive Vice President of Finisar. In connection with his continued employment with Finisar, Dr. Olsen entered into a three-year employment agreement that provides for an annual base salary of $200,000 and annual bonuses based on performance and the achievement of financial goals. Dr. Olsen was also granted an option to purchase 300,000 shares of Finisar's common stock under Finisar's 1999 Option Plan pursuant to Finisar's standard option agreement and vesting terms. If Dr. Olsen's employment is terminated other than by reason of death or disability or for cause, he will be entitled to receive severance payments equal to twelve months of his base salary and a pro-rated portion of the annual bonus, if any, for the prior fiscal year. The severance payments will be paid in equal, bi-weekly installments over the twelve-month period following the date of termination. In addition, Dr. Olsen entered into a noncompetition agreement under which he agreed, during the three-year period following the closing of the acquisition, not to engage, other than on behalf of Finisar, in any business that competes with the business of Sensors Unlimited, accept employment with a customer of Sensors Unlimited with the intent of depriving Sensors Unlimited of business or request or advise customers or suppliers of Sensors Unlimited to withdraw or curtail their business with Sensors Unlimited. The terms of these agreements were negotiated at arm's length in connection with the negotiation of the terms of the acquisition of Sensors Unlimited.

Other Transactions

    We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require Finisar to indemnify such individuals to the fullest extent permitted by Delaware law.

PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2000 by:

  •
  each stockholder who is known by us to beneficially own more than 5% of common stock;

  •
  each of our executive officers listed on the Summary Compensation Table under "Management;"

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group

	Shares of Common Stock Beneficially Owned(1)
Beneficial Owner(1)	Number	Percentage
5% Stockholders:
Margaret G. Rawls	9,998,753	5.4%
Executive Officers and Directors:
Jerry S. Rawls(2)	9,691,641	5.2%
Frank H. Levinson(3)	41,142,497	22.2%
Gregory H. Olsen(4)	6,926,038	3.7%
Mark J. Farley(5)	4,328,975	2.3%
Jan Lipson(6)	575,312	*
Stephen K. Workman(7)	530,238	*
Michael C. Child(8)	62,836	*
Roger C. Ferguson(9)	90,000	*
Richard B. Lieb(10)	6,800	*
Larry D. Mitchell(11)	25,500	*
All executive officers and directors as a group (10 persons)(12)	63,379,837	34.2%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each of the named individuals is: c/o Finisar Corporation, 1308 Moffett Park Drive, Sunnyvale, CA 94089. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following December 31, 2000 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on 185,500,768 shares of common stock outstanding as of December 31, 2000 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days following December 31, 2000. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

(2)
Represents shares held by the Rawls Family, L.P. Mr. Rawls is the president of the Rawls Management Corporation, the general partner of the Rawls Family, L.P.

(3)
Includes 32,797,879 shares held by the Frank H. & Wynnette Levinson 1998 Revocable Trust, 2,654,618 shares held by the Frank H. Wynnette Levinson 1999 Revocable Trust, 1,715,000 held by Seti Trading Co., Inc., an investment company owned by Frank and Wynnette Levinson, 1,325,000 shares held by the Rose Wynnette Levinson 1998 Gift Trust, 1,325,000 shares held by the Alana Marie Levinson 1998 Gift Trust and 1,325,000 shares held by the Frank Henry Levinson 1998 Gift Trust.

(4)
Includes 4,957,500 shares held in escrow in connection with our acquisition of Sensors Unlimited. One third of such amount will be released on each of the first three anniversaries of October 17, 2000, subject to the achievement of certain development milestones set forth in the acquisition agreement.

(5)
Includes 1,749,620 shares issuable upon exercise of options exercisable within 60 days following October 20, 2000, 1,679,355 shares held by the Farley Family Trust and 900,000 shares held by an irrevocable trust for the benefit of Mr. Farley's child.

(6)
Includes 545,000 shares subject to a right of repurchase in favor of Finisar which lapses over time.

(7)
Includes 480,000 shares subject to a right of repurchase in favor of Finisar which lapses over time.

(8)
Includes 72,000 shares which are subject to a right of repurchase in favor of Finisar which lapses over time.

(9)
Includes 300 shares held by Mr. Lieb's children.

(10)
Includes 18,000 shares issuable upon exercise of an option exercisable within 60 days following December 31, 2000.

SELLING STOCKHOLDERS

    The following table sets forth the number of shares owned by each of the selling stockholders as of December 31, 2000. None of the selling stockholders has had a material relationship with Finisar within the past three years other than employment agreements entered into in connection with our acquisition of Demeter and as a result of the ownership of the shares or other securities of Finisar acquired in connection with the acquisition of Demeter Technologies. None of the selling stockholders is the beneficial owner of 1% or more of our common stock. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Name of Selling Stockholders	Shares Owned Before Offering	Shares to Be Offered(1)	Shares Owned After Offering(2)
Robert Shih	525,355	472,820	52,535
Theodore Young	525,355	472,820	52,535
The Phoenix Trust	520,748	468,674	52,074
Regissell Limitee	497,078	447,371	49,707
Global Edge Capital	402,396	362,157	40,239
Alliance Commercial Management Ltd.	378,726	340,854	37,872
Chiao Lan Huang	378,726	340,854	37,872
Ingram Ltd.	274,576	247,119	27,457
Nanotech Ltd.	236,703	213,033	23,670
J. T. Greaves	236,703	213,033	23,670
The Halsey Trust	236,703	213,033	23,670
Shee Family Trust	236,703	213,033	23,670
Rothesay Limited	142,022	127,820	14,202
Jay Hoge	94,681	85,213	9,468
David Brian Darby	47,340	42,606	4,734
Gary Young	47,340	42,606	4,734
Wilbank and Rebecca Roche Living Trust	23,670	21,303	2,367
Theodore E. Guth	23,670	21,303	2,367
Creatv MicroTech, Inc.	9,468	8,522	946
AXT, Inc.	1,182,049	1,063,845	118,204

(1)
This registration statement also shall cover any additional shares of Finisar common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Finisar common stock.

(2)
Represents shares held in an escrow which may be subject to claims for indemnification by Finisar under the agreement and plan of reorganization with Demeter Technologies.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

    As of December 31, 2000, there were 185,500,768 shares of our common stock outstanding held of record by approximately 242 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.

Preferred Stock

    Up to 5,000,000 shares of undesignated preferred stock are authorized for issuance. Our Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

    Under the Securities Purchase Agreement dated as of November 6, 1998, the purchasers of our convertible redeemable preferred stock have various registration rights with respect to shares of common stock into which their convertible redeemable preferred stock was converted. Beginning on May 10, 2000, these holders have the right to require Finisar, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at our expense. Demand for this registration must be made by holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

    If we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, the purchasers of our convertible redeemable preferred stock are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to marketing and other limitations.

    The purchasers of our convertible redeemable preferred stock have the right to require Finisar, no more frequently than twice during any nine month period, to file a registration statement on Form S-3 under the Securities Act to register their shares at our expense. Demand for this registration must be made by the holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

Antitakeover Provisions

  Delaware Law

    Finisar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

  •
  prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  Certificate of Incorporation and Bylaw Provisions

    Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

    Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock.

    As of December 31, 2000, there were 185,500,768 shares of our common stock outstanding, including the shares to be sold in this offering. Of these shares, the 9,305,000 shares sold in our initial public offering, the 7,700,000 shares sold in our secondary public offering and the 5,418,019 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Finisar, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

    In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144.

    As of the date of this prospectus, various shareholders hold shares subject to a right of repurchase in favor of Finisar. Subject to the applicable volume limitations discussed above, these shares will become available for sale in the public market as the repurchase options in favor of Finisar lapse.

    As of December 31, 2000, options to purchase an aggregate of 11,200,861 shares of common stock were outstanding under our stock option plans. Further, in connection with our acquisitions of Sensors Unlimited and Demeter Technologies, we assumed options to purchase an aggregate of 947,990 shares of our common stock. We have filed registration statements on Form S-8 under the Securities Act to register an aggregate of 21,747,011 shares of common stock issued or reserved for issuance under our stock option plans, our employee stock purchase plan, and those options assumed in connection with our acquisition of Sensors Unlimited and Demeter Technologies. Shares of common stock issued under the foregoing plans will be freely tradable in the public market, subject to the Rule 144 limitations applicable to Finisar affiliates and vesting restrictions imposed by Finisar.

PLAN OF DISTRIBUTION

    We have been advised by the selling stockholders that they may sell all or a portion of their shares of common stock. The selling stockholders plan to sell on the Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at (1) market prices and on terms prevailing at the time of sale, (2) prices related to the then prevailing market price, or (3) negotiated prices. The selling stockholders may sell pursuant to one or more of the following methods:

  •
  Block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  Purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  On over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  Privately negotiated transactions.

    There is no assurance that selling stockholders will offer or sell any or all of their shares of common stock registered under this prospectus. An escrow agent holds in escrow 601,993 shares of our common stock owned by the selling stockholders. This escrow lasts until November 21, 2001, which is the one year anniversary of the closing of the acquisition of Demeter Technologies. The escrow fund will secure indemnification obligations in connection with the acquisition. Accordingly, the shares held in escrow are not available for sale at this time.

    In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders. We will not pay (1) underwriting commissions or similar charges and (2) legal fees and disbursements of counsel for the selling stockholders.

    We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

  •
  Such time as each of the selling stockholders may sell all of the shares held by him, her or it without registration pursuant to Rule 144 under the Securities Act within a three-month period;

  •
  Such time as all of the shares have been sold by the selling stockholders; or

  •
  November 21, 2001 (one year after the date that we closed the acquisition of Demeter Technologies).

    We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

    Subject to Finisar's insider trading policies, if applicable, the selling stockholders may (1) enter into hedging transactions in connection with their ownership or sale of the shares, (2) engage in short sales, short sales against the box, options, swaps, derivatives and other transactions in our securities, and may sell and deliver the shares covered by this prospectus in connection with such transactions or in settlement of securities loans, and (3) pledge its shares pursuant to margin agreements with broker-dealers or other financial institutions.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of the date of this prospectus, attorneys of Gray Cary Ware & Freidenrich LLP beneficially own an aggregate of 9,900 shares of our common stock.

EXPERTS

    Ernst & Young LLP, Independent Auditors, have audited the consolidated financial statements and schedule of Finisar Corporation at April 30, 1999 and 2000 and for the fiscal years ended April 30, 1998, 1999 and 2000, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

    The financial statements of Sensors Unlimited, Inc. included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

    Ernst & Young LLP, Independent Auditors, have audited the financial statements of Demeter Technologies, Inc. at October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000, as set forth in their report. We have included Demeter Technologies, Inc. financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Finisar Corporation Audited Consolidated Financial Statements as of April 30, 1999 and 2000 and for each of the three years in the period ended April 30, 2000 (information as of October 31, 2000 and for the six months ended October 31, 1999 and 2000 is unaudited)
Report of Ernst & Young LLP, Independent Auditors	F-3
Consolidated Financial Statements:
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statement of Convertible Redeemable Preferred Stock, Redeemable Preferred Stock and Changes in Stockholders' Equity (Deficit)	F-6
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
Sensors Unlimited, Inc. Audited Financial Statements as of December 31, 1999 and 1998 and for the years then ended
Report of Arthur Andersen LLP	F-32
Financial Statements:
Balance Sheets	F-33
Statements of Income	F-34
Statements of Change in Stockholders' Equity (Deficit)	F-35
Statements of Cash Flows	F-36
Notes to Financial Statements	F-37
Sensors Unlimited, Inc. Unaudited Interim Financial Statements as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999
Balance Sheet	F-45
Statements of Operations	F-46
Statement of Cash Flows	F-47
Note to Financial Statements	F-48
Demeter Technologies, Inc. Audited Financial Statements as of October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000
Report of Ernst & Young LLP, Independent Auditors	F-50
Financial Statements:
Balance Sheet	F-51
Statement of Operations	F-52
Statement of Stockholders' Equity	F-53
Statement of Cash Flows	F-54
Notes to Financial Statements	F-55
Finisar Corporation, Sensors Unlimited, Inc. and Demeter Technologies, Inc. Unaudited Pro Forma Information as of October 31, 2000, for the year ended April 30, 2000 and for the six months ended October 31, 2000
Introduction to Pro Forma Financial Information	F-63
Pro Forma Condensed Statement of Operations for the year ended April 30, 2000	F-64
Pro Forma Condensed Statement of Operations for the six months ended October 31, 2000	F-65
Pro Forma Condensed Balance Sheet	F-66
Notes to Pro Forma Condensed Financial Statements	F-67

CONSOLIDATED FINANCIAL STATEMENTS

FINISAR CORPORATION

As of April 30, 1999 and 2000 and for each of the three years in the period ended
April 30, 2000 (information as of October 31, 2000 and for the six months ended
October 31, 1999 and 2000 is unaudited)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Finisar Corporation

    We have audited the accompanying consolidated balance sheets of Finisar Corporation as of April 30, 1999 and 2000, and the related consolidated statements of operations, convertible redeemable preferred stock, redeemable preferred stock and changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 2000. These financial statements are the responsibility of Finisar Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finisar Corporation at April 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California
May 25, 2000

FINISAR CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	April 30,
			October 31, 2000
	1999	2000
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,044	$171,194	$75,872
Short-term investments	—	149,541	193,360
Accounts receivable (net of allowance for doubtful accounts of $265, $455 and $970 at April 30, 1999, April 30, 2000 and October 31, 2000)	6,653	14,348	29,615
Accounts receivable, other	3	151	5,514
Inventories	5,236	16,494	36,582
Income tax receivable	—	148	1,539
Deferred income taxes	1,047	2,653	2,384
Prepaid expenses	194	278	636

Total current assets	18,177	354,807	345,502
Other assets	296	809	13,007
Property, equipment and improvements, net	2,482	9,426	20,914
Purchased intangibles	—	—	60,638
Goodwill	—	—	286,121

Total assets	$20,955	$365,042	$726,182

Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Equity
Current liabilities:
Accounts payable	$1,394	$5,908	$16,053
Accrued compensation	1,499	3,001	4,339
Other accrued liabilities	1,476	3,065	11,894
Income tax payable	743	122	—
Capital lease obligations, current portion	54	—	—
Short-term debt	—	—	633

Total current liabilities	5,166	12,096	32,919

Long-term liabilities:
Deferred income taxes	—	—	28,048
Note payable, long-term portion	11,015	—	1,493
Capital lease obligations, long-term portion	17	—	—
Other long-term liabilities	—	524	893

Total long-term liabilities	11,032	524	30,434

Commitments and contingent liabilities
Convertible redeemable preferred stock:
No par value, 12,100,000 shares authorized at April 30, 1999, and no shares authorized at April 30, 2000 and October 31, 2000; 12,039,486 shares issued and outstanding at April 30, 1999; no shares issued and outstanding at April 30, 2000 and October 31, 2000	26,260	—	—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding at April 30, 1999 and 2000 and October 31, 2000	—	—	—
Common stock:
$0.001 par value, 200,000,000 shares authorized: 159,842,754 and 169,497,374 shares issued and outstanding at April 30, 2000 and October 31, 2000	—	160	169
No par value, 75,000,000 shares authorized at April 30, 1999; no shares authorized at April 30, 2000 and October 31, 2000; 97,147,095 shares issued and outstanding at April 30, 1999; no shares issued and outstanding at April 30, 2000 and October 31, 2000	4,304	—	—
Additional paid-in capital	—	384,526	718,849
Notes receivable from stockholders	(1,521)	(3,248)	(2,394)
Deferred stock compensation	(1,975)	(9,404)	(15,266)
Accumulated other comprehensive income (loss)	—	(182)	162
Retained earnings (accumulated deficit)	(22,311)	(19,430)	(38,691)

Total stockholders' equity (deficit)	(21,503)	352,422	662,829

Total liabilities and stockholders' equity (deficit)	$20,955	$365,042	$726,182

See accompanying notes.

FINISAR CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Fiscal Years Ended April 30,			Six Months Ended October 31,
	1998	1999	2000	1999	2000
				(unaudited)
Revenues	$22,067	$35,471	$67,147	$29,956	$71,740
Cost of revenues	8,705	15,514	34,190	14,130	42,499
Amortization of acquired developed technology	—	—	—	—	916

Gross profit	13,362	19,957	32,957	15,826	28,325

Operating expenses:
Research and development	3,806	7,864	13,806	6,173	10,634
Sales and marketing	1,629	4,145	7,122	3,437	6,200
General and administrative	833	2,299	3,516	1,623	3,107
Amortization of deferred stock compensation	—	428	5,530	2,010	2,882
Acquired in-process research and development	—	—	—	—	23,027
Amortization of acquired intangibles	—	—	—	—	5,002
Other acquisition compensation	—	—	—	—	554

Total operating expenses	6,268	14,736	29,974	13,243	51,406

Income (loss) from operations	7,094	5,221	2,983	2,583	(23,081)
Interest income	38	154	3,704	214	8,520
Interest expense	(33)	(429)	(452)	(387)	(20)
Other income (expense), net	(25)	(28)	(99)	(56)	(43)

Income (loss) before income taxes	7,074	4,918	6,136	2,354	(14,624)
Provision for income taxes	2,715	1,873	3,255	1,488	4,637

Net income (loss)	$4,359	$3,045	$2,881	$866	$(19,261)

Net income (loss) per share:
Basic	$0.03	$0.03	$0.03	$0.01	$(0.13)

Diluted	$0.03	$0.02	$0.02	$0.01	$(0.13)

Shares used in computing net income (loss) per share:
Basic	131,259	110,580	113,930	88,521	152,115

Diluted	131,259	134,814	144,102	129,087	152,115

See accompanying notes.

FINISAR CORPORATION
CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK,
REDEEMABLE PREFERRED STOCK AND
CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share and per share data)

					Common Stock
			Stockholders' Equity (Deficit)
	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock
							Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 1997	—	$—	—	$—	132,000,000	$95	$—	$—	$—	$—	$1,993	$2,088
Contribution of shares by principal shareholder	—	—	—	—	(6,600,000)	—	—	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	4,359	4,359

Balance at April 30, 1998	—	—	—	—	125,400,000	95	—	—	—	—	6,352	6,447
Stock options exercised	—	—	—	—	15,118,980	1,806	—	(1,521)	—	—	—	285
Issuance of preferred stock at $2.1932 per share, net of issuance costs of $145	12,039,486	26,260	—	—	—	—	—	—	—	—	—	—
Repurchase of common stock at $0.7311 per share	—	—	—	—	(43,371,885)	—	—	—	—	—	(31,708)	(31,708)
Deferred stock compensation	—	—	—	—	—	2,403	—	—	(2,403)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	428	—	—	428
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	3,045	3,045

Balance at April 30, 1999	12,039,486	26,260	—	—	97,147,095	4,304	—	(1,521)	(1,975)	—	(22,311)	(21,503)
Reincorporation in State of Delaware	—	—	—	—	—	(4,207)	4,207	—	—	—	—	—
Conversion of preferred stock	(12,039,486)	(26,260)	12,039,486	2,640	26,945,691	27	23,593	—	—	—	—	23,620
Issuance of common stock, net of issuance costs of $2,720	—	—	—	—	31,815,699	32	341,534	—	—	—	—	341,566
Redemption of preferred stock	—	—	(12,039,486)	(2,640)	—	—	—	—	—	—	—	—
Stock options exercised net of loans and repurchase of unvested shares	—	—	—	—	3,934,299	4	2,233	(1,897)	—	—	—	340
Deferred stock compensation	—	—	—	—	—	—	12,959	—	(12,959)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	5,530	—	—	5,530
Payments received on stockholder notes receivable	—	—	—	—	—	—	—	170	—	—	—	170
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	(182)	—	(182)
Net income	—	—	—	—	—	—	—	—	—	—	2,881	2,881
Comprehensive income												2,699

Balance at April 30, 2000	—	$—	—	$—	159,842,784	$160	$384,526	$(3,248)	$(9,404)	$(182)	$(19,430)	$352,422

table continued on following page.

FINISAR CORPORATION
CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK,
REDEEMABLE PREFERRED STOCK AND
CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share and per share data)

					Common Stock
			Stockholders' Equity (Deficit)
	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock
							Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 2000	—	—	—	—	159,842,784	$160	$384,526	$(3,248)	$(9,404)	$(182)	$(19,430)	$352,422
Stock options exercised net of loans and repurchase of unvested shares and stock purchase plan (unaudited)	—	—	—	—	173,481	—	1,670	(151)	—	—	—	1,519
Tax benefit on employee stock options (unaudited)	—	—	—	—	—	—	2,645	—	—	—	—	2,645
Issuance of common stock in business acquisition (unaudited)	—	—	—	—	9,481,109	9	330,008	—	(8,744)	—	—	321,273
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	—	—	2,882	—	—	2,882
Payments received on stockholder notes receivable (unaudited)	—	—	—	—	—	—	—	1,005	—	—	—	1,005
Unrealized gain on short-term investments (unaudited)	—	—	—	—	—	—	—	—	—	344	—	344
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	(19,261)	(19,261)
Comprehensive income (unaudited)												(18,917)

Balance at October 31, 2000 (unaudited)	—	$—	—	$—	169,497,374	$169	$718,849	$(2,394)	$(15,266)	$162	$(38,691)	$662,829

See accompanying notes.

FINISAR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended April 30,			Six Months Ended October 31,
	1998	1999	2000	1999	2000
				(unaudited)	(unaudited)
Operating activities
Net income (loss)	$4,359	$3,045	$2,881	$866	$(19,261)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	161	433	1,161	404	1,592
Amortization of deferred stock compensation	—	428	5,530	2,010	2,882
Loss on fixed assets disposal	30	237	—	—	—
Acquired in-process research and development	—	—	—	—	23,027
Amortization of acquired intangibles	—	—	—	—	5,918
Tax benefit on employee stock options	—	—	—	—	2,645
Changes in operating assets and liabilities:
Accounts receivable	(1,584)	(3,868)	(7,695)	(845)	(12,465)
Inventories	(1,781)	(2,505)	(11,258)	(5,626)	(18,473)
Other assets	8	(490)	(745)	(622)	(6,228)
Deferred income taxes	(241)	(660)	(1,606)	—	—
Accounts payable	(179)	1,129	4,514	2,048	8,641
Accrued compensation	55	1,383	1,502	281	1,111
Income tax payable	(298)	824	(769)	428	(122)
Other accrued liabilities	212	1,103	2,113	1,268	2,239
Other liabilities	—	—	—	—	237

Net cash provided by (used in) operating activities	742	1,059	(4,372)	212	(8,257)

Investing activities
Purchases of property and equipment	(855)	(2,100)	(8,355)	(2,317)	(8,616)
Purchase of short-term investments	—	—	(150,109)	—	(43,475)
Sale of short-term investments	—	—	750	—	—
Acquisition of business, net of cash acquired	—	—	—	—	(25,685)
Other investments	—	—	—	—	(11,282)

Net cash used in investing activities	(855)	(2,100)	(157,714)	(2,317)	(89,058)

Financing activities
Payments on capital lease obligations	(37)	(39)	(71)	(28)	—
Proceeds from borrowings	500	11,015	—	—	—
Repayments of borrowings	(50)	(450)	(11,015)	—	(531)
Proceeds from exercise of stock options, net of loans, repurchase of unvested shares and stock purchase plan	—	285	396	251	2,524
Proceeds from issuance of common stock in initial public offering and secondary public offering, net of issue costs	—	—	341,566	—	—
Proceeds from issuance of preferred stock	—	26,260	—	—	—
Redemption of preferred stock	—	—	(2,640)	—	—
Repurchase of common stock	—	(31,708)	—	—	—

Net cash provided by financing activities	413	5,363	328,236	223	1,993

Net increase (decrease) in cash and cash equivalents	300	4,322	166,150	(1,882)	(95,322)
Cash and cash equivalents beginning of period	422	722	5,044	5,044	171,194

Cash and cash equivalents at end of period	$722	$5,044	$171,194	$3,162	$75,872

Supplemental disclosure of cash flow information
Cash paid for interest	$33	$364	$481	$387	$20

Cash paid for taxes	$3,254	$1,710	$5,028	$1,060	$4,070

Supplemental schedule of non-cash investing activities
Acquisition of property, equipment and improvements under capital lease obligations	$132	$—	$—	$—	$—

Issuance of common stock in exchange for notes receivable	$—	$1,521	$1,950	$2,036	$151

Conversion of preferred stock to common stock	$—	$—	$23,620	$—	$—

Issuance of common stock and assumption of options in acquisition of Sensors Unlimited, Inc	$—	$—	$—	$—	$330,017

See accompanying notes.

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of October 31, 2000 and for the six month periods ended
October 31, 2000 and 1999 is unaudited)

1. Summary of Significant Accounting Policies

Description Of Business

    Finisar Corporation was incorporated in the state of California on April 17, 1987. In November 1999, Finisar Corporation reincorporated in the state of Delaware. Finisar Corporation designs, manufactures, and markets fiber optic subsystems and network performance test systems for high-speed data communications. The Consolidated Financial Statements include the accounts of Finisar Corporation and its wholly-owned subsidiaries (collectively "Finisar" or the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

    The interim financial information at October 31, 2000 and for the six months ended October 31, 2000 and 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that Finisar considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

Fiscal Periods

    In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen-week periods). For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999 and January 30, 2000, respectively and the first two quarters of fiscal 2001 ended on July 30, 2000 and October 29, 2000 respectively.

Use Of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Warranty Recognition

    Revenue is recognized at the time of product shipment, net of allowances for estimated returns. Warranty expenses are also estimated and provided for at the time of shipment.

Concentrations Of Credit Risk

    Financial instruments which potentially subject Finisar to concentrations of credit risk include cash, cash equivalents, short-term investments and accounts receivable. Finisar places its cash, cash equivalents and short-term investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 33.8% and 16.0% of the total at April 30, 1999, two customers represented 24.7% and 12.5% of the total balance at April 30, 2000 and two customers represented 16.7% and 17.2% of the total balance at October 31, 2000, respectively. Generally, Finisar does not require collateral or other security to support customer receivables. Finisar performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

Current Vulnerabilities Due To Certain Concentrations

    Finisar sells products primarily to customers located in North America. During fiscal 1998, 1999 and 2000, revenues from two customers represented 43.9% and 14.6%, 25.1% and 24.1%, and 24.5% and 24.0% of total revenues, respectively. During the six months ended October 31, 1999, revenues from two customers represented 34.7% and 20.4% and during the six months ended October 31, 2000 revenues from three customers represented 19.8%, 17.8% and 11.3% of net revenues.

Research And Development

    Research and development expenditures are charged to operations as incurred.

Cash And Cash Equivalents

    Finisar's cash equivalents consist of money market funds and highly liquid short-term investments with qualified financial institutions. Finisar considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Short-Term Investments

    Short-term investments consist of interest bearing securities with maturities greater than 90 days. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company has classified its short-term investments as available-for-sale.

    Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. At October 31, 2000, the Company's marketable investment securities consisted of highly liquid investments in both taxable and tax free municipal obligations with various maturity dates through September 29, 2003. The difference between market value and cost of these securities at October 31, 2000 was a gain of $310,014 or $161,984 on an after-tax basis and at April 30, 2000 was a loss of $302,608 or $182,065 on an after tax basis.

Inventories

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property, Equipment and Improvements

    Property, equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Property, equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years.

Stock-Based Compensation

    Finisar accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Net Income (Loss) Per Share

    Basic and diluted net income per share are presented in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares and convertible preferred shares issued or granted for nominal consideration prior to the effective date of Finisar's initial public offering are required to be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, Finisar has not had any issuances or grants for nominal consideration.

    Effective April 12, 2000, the Company's Board of Directors approved a three-for-one stock split in the form of a stock dividend. Accordingly, all share and per-share data for all prior periods presented have been restated to reflect this event.

    Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from options (under the treasury stock method) and convertible redeemable preferred stock (on an if-converted basis) outstanding during the period.

    The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Fiscal Years Ended April 30,			Six Months Ended October 31,
	1998	1999	2000	1999	2000
				(unaudited)
Numerator:
Net income (loss)	$4,359	$3,045	$2,881	$866	$(19,261)

Historical:
Denominator for basic net income per share:
Weighted-average shares outstanding—total	131,259	119,709	124,678	98,109	163,031
Weighted-average shares outstanding—subject to repurchase.	—	(9,129)	(10,748)	(9,588)	(9,405)
Weighted-average shares outstanding—performance shares	—	—	—	—	(1,511)

Weighted-average shares outstanding—basic	131,259	110,580	113,930	88,521	152,115

Effect of dilutive securities:
Employee stock options	—	2,187	4,994	4,035	—
Stock subject to repurchase	—	9,129	10,748	9,588	—
Convertible redeemable preferred stock	—	12,918	14,430	26,943	—

Dilutive potential common shares	—	24,234	30,172	40,566	—

Denominator for diluted net income (loss) per share	131,259	134,814	144,102	129,087	152,115

Basic net income (loss) per share	$0.03	$0.03	$0.03	$0.01	$(0.13)

Diluted net income (loss) per share	$0.03	$0.02	$0.02	$0.01	$(0.13)

Common stock equivalents related to potentially dilutive securities excluded from computation because they are anti-dilutive:
Employee stock options	—	—	—	—	5,707
Stock subject to repurchase	—	—	—	—	9,405

	—	—	—	—	15,112

Comprehensive Income

    Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes rules for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in comprehensive income. The amount of the change in net unrealized gain on available-for-sale securities in the six months ended October 31, 2000 was $612,622 or $344,049 on an after-tax basis. The amount of the change in net realized loss on available-for-sale securities in fiscal 2000 was $302,608 or $182,065 on an after tax basis. Prior to fiscal 2000, net income equaled comprehensive income.

Segment Reporting

    Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has determined that it operates only in one segment.

Effect Of New Accounting Statements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Finisar is required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because Finisar currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Finisar has implemented SOP 98-1 for the year ending April 30, 2000. Adoption of SOP 98-1 did not have a material effect on Finisar's financial condition or results of operations in fiscal 2000.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements"("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not believe that there is any change in accounting policy due to the adoption of SAB 101. Should the Company determine that a change in its accounting policy is necessary, such a change will be made effective May 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.

2. Short-Term Investments

    The following table summarizes the Company's short-term investments in terms of type of investment, original cost, gross unrealized gain or (loss) and fair market value as of April 30, 2000 (in thousands).

	Original Purchase Cost	Gross Unrealized Gain (Loss)	Market Value
Investment Type
Corporate	$65,684	$(194)	$65,490
Government Agency	2,037	(13)	2,024
Municipal	82,122	(95)	82,027

Total	$149,843	$(302)	$149,541

    Included in the above table is $67,812 of investments with maturities in the years ended April 30, 2002 and 2003.

3. Inventories

    Inventories consist of the following (in thousands):

	April 30,
			October 31, 2000
	1999	2000
			(unaudited)
Raw materials	$2,908	$8,960	$23,598
Work-in-process	1,763	6,524	11,363
Finished goods	565	1,010	1,621

	$5,236	$16,494	$36,582

4. Property, Equipment and Improvements

    Property, equipment and improvements consist of the following (in thousands):

	April 30,
			October 31, 2000
	1999	2000
			(unaudited)
Computer equipment	$840	$2,603	$2,702
Office equipment, furniture, and fixtures	445	833	3,292
Machinery and equipment	1,795	6,144	16,315
Leasehold improvements	—	1,470	3,155

	3,080	11,050	25,464
Accumulated depreciation and amortization	(598)	(1,624)	(4,550)

Property and equipment, net	$2,482	$9,426	$20,914

    Finisar had financed $132,447 of equipment purchased under capital lease arrangements as of April 30, 1999. These leases arrangements were paid in full as of April 30, 2000. Accumulated amortization of assets acquired under capital leases was $40,261 at April 30, 2000 and $0 at April 30, 1999.

5. Commitments

    Future minimum payments under non-cancelable operating lease agreements are as follows as of April 30, 2000 (in thousands):

Fiscal years ending April 30:
2001	$2,097
2002	2,157
2003	1,850
2004	1,857
2005	1,902
Thereafter	2,563

Total minimum payments required	$12,426

    Rent expense was approximately $412,000, $366,905 and $1,168,726 for the years ended April 30, 1998, 1999 and 2000.

6. Loan Agreement

    On November 4, 1998, Finisar borrowed the principal amount of $11,015,000 under a secured term loan agreement and entered into a secured revolving loan facility for additional borrowings of up to $6,500,000. The term loan was repaid in November 1999 with proceeds from the common stock offering (see Note 7). The revolving loan facility expires in October 2003. No amounts were outstanding under the revolving loan facility at April 30, 1999 or April 30, 2000. All business assets have been pledged as collateral for borrowings under the term loan and the revolving loan facility.

7. Convertible Redeemable Preferred Stock, Redeemable Preferred Stock And Stockholders' Equity (Deficit)

Common Stock And Preferred Stock

    Following the Company's re-incorporation in November 1999, Finisar is authorized to issue 200,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The holder of each share of common stock has the right to one vote.

    Common stock subject to future issuance as of April 30, 2000 is as follows:

Exercise of outstanding options	5,678,706
Common stock available for grant under stock option plans	14,128,815
Common stock reserved for issuance under the employee stock purchase plan	750,000

20,557,521

    Effective November 11, 1999, the Company sold 27,915,000 shares in an initial public offering of its common stock at a price of $6.33, including 3,465,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 25,815,699 shares, with an aggregate offering price of $163,499,427, were sold by Finisar, and 2,099,301 shares, with an aggregate offering price of $13,295,573, were sold by selling stockholders. An aggregate underwriting discount of $12,375,650 was paid in connection with the offering, $11,444,960 of which was paid by Finisar and $930,690 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were approximately $1,500,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $150.6 million. Of the net proceeds raised in the initial public offering, $11.0 million was used to repay bank loans and another $2.6 million was used to redeem the Company's no par value, redeemable preferred stock.

    Effective April 6, 2000, the Company sold 23,175,000 shares in an additional public offering of its common stock at a price of $33.33 per share, including 75,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 6,000,000 shares, with an aggregate offering price of $200,000,000, were sold by Finisar, and 17,175,000 shares, with an aggregate offering price of $572,500,000, were sold by selling stockholders. An aggregate underwriting discount of $30,127,500 was paid in connection with the offering, $7,800,000 of which was paid by Finisar and $22,327,500 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were approximately $1,100,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $191.0 million.

    The balance of the net proceeds raised from the initial public offering and secondary offering will be used for general corporate purposes, including working capital and capital expenditures. The Company may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to any of these types of acquisitions or investments. Pending such uses, the remaining net proceeds of the offering have been invested in short-term, investment-grade, interest-bearing securities.

Convertible Redeemable Preferred Stock

    On November 6, 1998 and November 25, 1998, Finisar issued an aggregate of 12,039,486 shares of convertible redeemable preferred stock to investors at $2.1932 per share, resulting in gross cash proceeds of $26,405,000. In conjunction with the Company's initial public offering on November 11, 1999, the convertible redeemable preferred shares were converted into 26,945,691 shares of common stock and 12,039,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

    Holders of convertible redeemable preferred stock were entitled to non cumulative dividends at an annual rate equal to $0.1316 per share (adjusted for stock splits and like events), in preference to other stockholders if, when and as declared by the board of directors. No dividends had been declared as of April 30, 2000.

    The holders of outstanding convertible redeemable preferred stock, voted as a single class, and were entitled to appoint one director of Finisar. In all other matters, each holder of convertible redeemable preferred stock had voting rights based on the number of shares of common stock into which the preferred stock was convertible.

    The holders of outstanding convertible redeemable preferred stock were entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $2.1932 plus all accrued but unpaid dividends (including any unpaid interest on such amounts). Any remaining assets would be distributed on a pro rata basis among the holders of all common stock and preferred stock (on an if-converted basis).

Redeemable Preferred Stock

    Holders of outstanding redeemable preferred stock were entitled to non cumulative dividends at an annual rate equal to $0.0381 per share (adjusted for stock splits and like events), in preference to holders of common stock as and when declared by the board of directors. No dividends had been declared as of April 30, 2000. In conjunction with the initial public offering on November 11, 1999, all outstanding convertible redeemable preferred shares were converted into 26,945,691 shares of common stock and 12,039,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

    The holders of redeemable preferred stock had no voting rights.

    The holders of redeemable preferred stock were entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $0.6345 plus all accrued but unpaid dividends (including any unpaid interest on such amounts).

1999 Employee Stock Purchase Plan

    Finisar's 1999 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders in September 1999. A total of 750,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 750,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. However, the first such offering period commenced on the effective date of the initial public offering and will terminate on November 30, 2000. In addition, a six-month offering period will generally commence on June 1 of each year.

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of October 31, 2000 and for the six month periods ended
October 31, 2000 and 1999 is unaudited)

7. Convertible Redeemable Preferred Stock, Redeemable Preferred Stock And Stockholders' Equity (Deficit) (Continued)

    The employee stock purchase plan permits eligible employees to purchase Finisar common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of Finisar common stock on either the first or the last day of the offering period, whichever is lower.

Stock Option Plans

    As discussed in Note 1 and as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Finisar has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees.

    During fiscal 1989 and 1999, Finisar adopted the 1989 and 1999 Stock Option Plans (the "Plans"). Under the Plans, options to purchase common stock may be granted at an exercise price of not less than 85% of the fair value of a share of common stock on the date of grant (110% of the fair value in certain instances) as determined by the board of directors. For purposes of determining the fair market value of the common stock, the board of directors has considered a number of factors including appraisals by independent third parties, the price paid for convertible redeemable preferred stock in arms'-length transactions and the illiquid nature of the common stock. Options generally vest over five years and have a maximum term of 10 years. All options granted under the Plans are immediately exercisable. As of April 30, 2000, 10,747,361 shares issued upon exercise of options are subject to repurchase.

    Finisar's 1999 Stock Option Plan was amended by the board of directors and approved by the stockholders in September 1999. The amendment increased the aggregate maximum number of shares that may be issued under the Plan on May 1, 2001 and each May 1 thereafter by a number of shares equal to 5% of the number of shares of Finisar's common stock issued and outstanding as of the immediately preceding April 30, subject to certain restrictions on the aggregate maximum number of shares that may be issued pursuant to incentive stock options.

    A summary of activity under the Plans is as follows:

			Options Outstanding
	Options Available For Grant	Number of Shares	Price Per Share	Weighted-Average Exercise Price
Balance at April 30, 1997	74,966,400	2,133,600	$0.004-$0.017	$0.013
Options granted	(8,811,000)	8,811,000	$0.043	$0.043
Options canceled	66,000	(66,000)	$0.017	$0.017

Balance at April 30, 1998	66,221,400	10,878,600	$0.004-$0.043	$0.038
Decrease in authorized shares	(37,916,400)	—	—	—
Options granted	(8,700,000)	8,700,000	$0.05-$0.437	$0.234
Options exercised	—	(15,118,980)	$0.004-$0.437	$0.120

Balance at April 30, 1999	19,605,000	4,459,620	$0.017-$0.437	$0.190
Options granted	(5,497,710)	5,497,710	$0.47-$21.708	$2.287
Options exercised	—	(4,041,099)	$0.017-$3.40	$0.591
Options canceled	237,525	(237,525)	$0.017-$6.33	$0.775
Shares repurchased	25,800	—	$0.043-$0.050	$0.050
Options expired	(241,800)	—	—	—

Balance at April 30, 2000	14,128,815	5,678,706	$0.017-$21.708	$1.916

Exercise Price	Number Outstanding at April 30, 2000	Number Exercisable at April 30, 2000	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$0.02	240,000	240,000	6.84	$0.02
$0.04	2,044,620	2,044,620	7.88	$0.04
$0.05	102,000	102,000	8.27	$0.05
$0.09	40,500	40,500	8.45	$0.09
$0.44	420,000	420,000	8.94	$0.44
$0.47	383,400	383,400	9.26	$0.47
$0.67	195,000	195,000	9.33	$0.67
$1.00	338,001	338,001	9.40	$1.00
$3.40	778,500	—	9.45	$3.40
$3.67	240,000	—	9.49	$3.67
$6.33	847,935	—	9.53	$6.33
$21.71	48,750	—	9.75	$21.71

$0.02-$21.71	5,678,706	3,763,521	8.70	$1.92

    The weighted-average fair value of options granted was $0.05 during fiscal 1999 and $2.287 during fiscal 2000.

Restricted Shares Issued for Promissory Notes

    During fiscal 1999, employees exercised options for 7,938,924 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,520,788. During fiscal 2000, employees exercised options for 2,792,523 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,632,413. The notes are full recourse, are secured by the shares and bear interest at a rate of 6% per annum. The shares are restricted and are subject to a right of repurchase at the original exercise price in favor of Finisar. This repurchase right lapses in accordance with the original vesting schedule of the option, which is generally five years.

Deferred Stock Compensation

    In connection with the grant of certain stock options to employees, Finisar recorded deferred stock compensation of $2.4 million during fiscal 1999 and $13.0 million during fiscal 2000 prior to the Company's initial public offering, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. In addition, the Company recorded an additional $8.7 million in deferred compensation in conjunction with the assumption of certain stock options in the acquisition of Sensors Unlimited, Inc. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the five year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The following table summarizes the amount of deferred stock compensation expense which Finisar has recorded and the amortization it has recorded and expects to record in future periods. Amounts to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited (in thousands):

	Deferred Stock Compensation Prior to IPO	Deferred Stock Compensation- Acquisitions	Amortization Expense
Fiscal year ended April 30, 1999	$2,403	$—	$428
Fiscal year ended April 30, 2000	12,959	—	5,530
First quarter ended July 31, 2000 (unaudited)	—	—	1,699
Second quarter ended October 31, 2000 (unaudited)	—	8,744	1,183
Third quarter ending January 31, 2001 (unaudited)	—	—	1,630
Fourth quarter ending April 30, 2000 (unaudited)	—	—	1,617
Fiscal year ending April 30, 2002 (unaudited)	—	—	5,573
Fiscal year ending April 30, 2003 (unaudited)	—	—	4,381
Fiscal year ending April 30, 2004 (unaudited)	—	—	1,930
Fiscal year ending April 30, 2005 (unaudited)	—	—	135

Total (unaudited)	$15,362	$8,744	$24,106

Accounting for Stock-Based Compensation

    Pro forma information regarding net income is required by SFAS 123 as if Finisar had accounted for its employee stock options granted subsequent to April 30, 1995 under the fair value method of SFAS 123. The fair value for Finisar's stock option grants prior to the Company's initial public offering were estimated at the date of grant using the minimum value option valuation model. The fair value of stock options grants subsequent to the initial public offering were valued using Black-Scholes valuation model based on the actual stock closing price on the day previous to the date of grant. The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Finisar's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the following weighted-average assumptions for fiscal years 1998, 1999 and 2000: risk-free interest rates of 6% for 1998, 5.5% for 1999 and 6% for 2000; a dividend yield of 0%; a volatility factor of .91 for 2000; and a weighted-average expected life of the option of four years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Finisar Corporation's pro forma information is as follows (in thousands, except per share amounts):

	Years Ended April 30,
	1998	1999	2000
Net income:
As reported	$4,359	$3,045	$2,881

Pro forma	$4,333	$3,000	$2,463

Basic net income per share:
As reported	$0.03	$0.03	$0.03

Pro forma	$0.03	$0.03	$0.02

Diluted net income per share:
As reported	$0.03	$0.02	$0.02

Pro forma	$0.03	$0.02	$0.02

8. Income Taxes

    Finisar's provision for income taxes consists of the following (in thousands):

	Years Ended April 30,
	1998	1999	2000
Current:
Federal	$2,391	$1,995	$3,875
State	565	538	473

	2,956	2,533	4,348

Deferred:
Federal	(226)	(508)	(968)
State	(15)	(152)	(125)

	(241)	(660)	(1,093)

Provision for income taxes	$2,715	$1,873	$3,255

    Finisar's provision for income taxes differs from the amount computed by applying the federal statutory rate to income taxes as follows:

	Years Ended April 30,
	1998	1999	2000
Expected income tax provision at U.S. federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.0	4.8	3.7
Deferred compensation	—	3.0	30.6
Tax Exempt Interest	—	—	(7.6)
Research and development credits	(0.8)	(4.0)	(7.9)
Other permanent differences	0.2	0.3	0.2

	38.4%	38.1%	53.0%

    Significant components of Finisar's deferred federal and state income taxes are as follows (in thousands):

	April 30,
	1999	2000
Deferred tax assets:
Inventory reserve	$503	$1,091
Accruals not currently deductible	679	787
Tax Credits	—	654
Unrealized loss on marketable securities	—	121

Total deferred tax assets	1,182	2,653
Deferred tax liabilities:
Tax depreciation over book depreciation	(135)	(392)

Net deferred tax assets	$1,047	$2,261

9. Segments and Geographic Information

    Finisar operates in one reportable segment, the design, manufacture, and marketing of fiber optic subsystems and network performance test systems for high-speed data communications. The following is a summary of operations within geographic areas based on the location of the entity purchasing the Company's product (in thousands):

	Years Ended April 30,
	1998	1999	2000
Revenues from sales to unaffiliated customers:
United States	$9,877	$24,822	$46,900
Canada	9,695	8,941	16,878
Rest of the World	2,495	1,708	3,369

	$22,067	$35,471	$67,147

    Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions.

10. Pending Litigation

    In April 1999, Methode (formerly Methode Electronics), a manufacturer of electronic component devices, filed a lawsuit against Finisar and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that the Company's optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, the Company and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted our motion. Methode has amended its complaint to add Agilent Technologies, Inc. as an additional defendant, to allege infringement of a fifth Methode patent and to allege that Finisar breached its obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. In addition, Methode has also notified Finisar that it intends to file another amended complaint alleging infringement of a sixth Methode patent. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to an affiliated company, Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has made a motion to add Stratos Lightwave, Inc. to the lawsuit as an additional plaintiff.

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of October 31, 2000 and for the six month periods ended
October 31, 2000 and 1999 is unaudited)

10. Pending Litigation (Continued)

    In September 2000, Methode and Stratos Lightwave filed an additional lawsuit against the Company, alleging infringement of a sixth patent, which issued in August, 2000. This patent is a reissue of a previous patent that is the parent of four of five patents that are the subject of the original lawsuit filed by Methode against Finisar. (See Note 12, Subsequent Events, Pending Litigation.)

    Based on consultation with counsel, it is the Company's position that the Methode patents are invalid, unenforceable and/or not infringed by Finisar's products. The United States Patent and Trademark Office has determined that all of the claims asserted by Methode in one of the patents are invalid, although this determination is not final and is subject to further administrative review. The Company also believes, based on consultation with counsel, that the breach of contract claim included in the amended complaint is without merit and that, in any event, the amended complaint grossly overstates the amount of damages that Methode could possibly have suffered as a result of any such breach. The Company believes that it has strong defenses against Methode's lawsuit. In addition, the Company filed a counterclaim against Methode and Stratos Lightwave asserting, among other things, that one of Finisar's founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all six patents, that Methode improperly obtained the patents based on the Company's disclosure of the technology to Methode and that the Company is the rightful owner or co-owner of the patents. Portions of the Company's counterclaim, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, the Company's basic claims of ownership of the patents remain subject to our pending counterclaim.

    Finisar intend to defend Methode's lawsuits and pursue the counterclaim vigorously. However, the lawsuits are in the preliminary stage, and their outcome cannot be predicted with certainty. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode lawsuits, the Company has incurred, and expects to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of the Company's key management and technical personnel. As a result, the Company's defense of these lawsuits, regardless of their eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the lawsuit be adverse to the Company, the Company could be required to pay significant monetary damages to Methode and could be enjoined from selling those products found to infringe Methode's patents unless and until the Company is able to negotiate a license from Methode. In the event the Company obtains a license from Methode, the Company would likely be required to make royalty payments with respect to sales of products covered by the license. Any such payments would increase the Company cost of revenues and reduce the Company gross profit. If the Company is required to pay significant monetary damages, are enjoined from selling any of its products or are required to make substantial royalty payments pursuant to any such license agreement, the Company's business would be significantly harmed.

11. Acquisition Of Sensors Unlimited, Inc. (Unaudited)

    On August 16, 2000 Finisar and Sensors Unlimited, Inc. ("Sensors") entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which Finisar acquired Sensors. The transaction closed on October 17, 2000. Sensors Unlimited is headquartered in Princeton, New Jersey and is the world's leading supplier of optical components that monitor the performance of dense wavelength division multiplexing, or DWDM, systems. Finisar designated September 30, 2000 as the acquisition date for accounting purposes and, accordingly, the accompanying financial statements include the results of operations of Sensors subsequent to September 30, 2000.

    Pursuant to the Agreement, Finisar issued 18,962,141 shares of common stock in exchange for the outstanding shares of Sensors common stock. In addition, Finisar assumed options to purchase Sensors common stock and reserved 381,417 shares of Finisar common stock for issuance upon the exercise of the assumed options. At the closing of the merger transaction, the assumed Sensors options converted into Finisar options and vested to the extent of the greater of (i) 25% of the total number of shares subject to the option or (ii) the vested percentage of the Sensors option at the closing of the merger transaction, up to a maximum of 50% of the total number of shares subject to the option. The unvested portion of each assumed option will vest in three approximately equal annual installments on each of the first three anniversaries of the date of closing of the transaction, subject to the option holder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 9,481,109 shares of Finisar common stock were issued to the former stockholders of Sensors (the "Initial Consideration") and 9,481,032 shares of common stock, or approximately one-half of the shares issued pursuant to the transaction, were deposited into escrow with U.S. Bank Trust, National Association (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, the closing date, subject to the achievement of certain development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, one-third of the escrow shares that would otherwise be delivered to the principal shareholders of Sensors on the third anniversary of the closing of the transaction will be subject to claims for indemnification by Finisar under the Agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    In addition to the Initial Consideration and Deferred Consideration, on each of the first three anniversaries of the closing of the transaction, Finisar will issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of Finisar common stock (valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market for the ten trading days preceding the applicable payment date) (the "Additional Consideration"). These shares of Finisar common stock, with an estimated value of $48 million, will be distributed as follows:

  •
  If on the first anniversary of the closing of the transaction, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;

  •
  If on the second anniversary of the closing of the transaction, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

  •
  If on the third anniversary of the closing of the transaction, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, and if prior to that date all six development milestones set forth in the Agreement have been achieved, Finisar will issue Finisar shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

    Only the Initial Consideration has been recorded for accounting purposes since the payment of the Deferred Consideration and Additional Consideration is contingent upon future events that are not assured of occurring beyond a reasonable doubt. The Deferred Consideration, if any, will be recorded as additional purchase cost at the then current market price of the common stock when the milestones are attained. The Additional Consideration, if any, will be recorded as additional purchase cost at the then current market price of common stock on the first, second and third anniversaries of the closing of the transaction. Accordingly, Finisar's initial cost to acquire Sensors is calculated to be $356,128,000 using the price of $33.47 per share of Finisar common stock, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after August 16, 2000, the day the transaction was announced. The fair value of the assumed stock options of $12.7 million, as well as estimated direct transaction expenses of $26.1 million, have been included as a part of the total purchase cost. Sensors currently operates as a wholly-owned subsidiary of Finisar.

    The cost to acquire Sensors has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total initial purchase cost of Sensors is as follows (in thousands):

Value of securities issued	$317,342
Assumption of Sensors common stock options	12,675
Estimated transaction costs and expenses	26,111

$356,128

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in Years	Annual Amortization of Intangibles
Net tangible assets (liabilities) of Sensors	$(140)
Intangible assets acquired:
Developed technology	54,930	5	$10,986
In-process research and development	23,027	N/A	N/A
Assembled workforce	1,539	3	513
Customer base	1,901	3	634
Tradename	3,336	5	667
Deferred compensation	8,744	3	2,915
Goodwill	290,971	5	58,194
Deferred income tax	(28,180)	3-5	(6,286)

Total preliminary purchase price allocation	356,128		$67,623

    An independent valuation specialist performed an allocation of the total purchase price of Sensors to its individual assets. The purchase price was allocated to Sensors' tangible assets, specific intangible assets such as assembled workforce, customer base, tradename, and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes optical components that monitor the performance of dense wavelength division multiplexing networks. Sensors' technology enables telecommunications companies to optimize the use of existing bandwidth in fiber optic networks. Finisar will amortize the acquired developed technology of approximately $54.9 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Sensors and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.5 million on a straight-line basis over an average estimated useful life of three years.

    Acquired customer base is based on historical costs incurred and is comprised of Sensors management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $1.9 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Sensors name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $3.3 million on a straight-line basis over an average estimated useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value of the unvested Finisar options exchanged for options held by Sensor's employees. The $8.7 million of deferred compensation will be amortized over the remaining vesting period of approximately three years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: i) have not demonstrated their technological feasibility, and ii) have no alternative future uses. Accordingly, the Company recognized an expense of $23.0 million during the quarter ended October 31, 2000 in conjunction with the completion of this acquisition.

    The following pro forma results of operations combines the results of operations of the Company and Sensors, excluding the charge for acquired in-process research and development attributable to Sensors, as if the acquisition occurred at the beginning of each period presented (in thousands, except per share data):

		Six months ended October 31,
	Year ended April 30, 2000
		1999	2000

Revenue	$78,401	$33,616	$80,463

Net income (loss)	$(60,352)	$(32,435)	$(23,108)

Net income (loss) per share:
Basic	$(0.49)	$(0.33)	$(0.15)

Diluted	$(0.49)	$(0.33)	$(0.15)

12. Subsequent Events (Unaudited)

Acquisition of Demeter Technologies, Inc.

    On November 21, 2000, the Company completed the acquisition of Demeter Technologies, Inc., a privately-held company located in El Monte, California ("Demeter Technologies"). Demeter Technologies was founded in June 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications.

    Pursuant to the agreement, the Company issued 6,020,012 shares of common stock in exchange for the outstanding shares of Demeter Technologies capital stock. In addition, Finisar assumed options to purchase Demeter Technologies common stock and reserved 566,573 shares of Finisar common stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary. The Company anticipates the purchase price for accounting purposes will be approximately $185 million and will be allocated primarily to intangible assets and in-process research and development.

    At the closing of the transaction, certificates representing 601,993 shares of Finisar common stock were deposited into an escrow with the U.S. Bank Trust, National Association. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    The acquisition of Demeter Technologies will be accounted for under the purchase method of accounting.

Acquisition Of Transwave Fiber, Inc.

    On November 20, 2000, the Company entered into an agreement to acquire Transwave Fiber, Inc. ("Transwave Fiber"), a privately-held company located in Fremont, California. Established in February 2000, Transwave Fiber has applied its core competencies in fusion couplers, crystal processing and instrumentation technologies to develop a broad line of passive optical products for datacom and telecommunications applications.

    Under the terms of the agreement, Transwave stockholders will be entitled to receive up to approximately 3.2 million shares of Finisar common stock including shares issuable upon exercise of options to be assumed in the transaction. One-third of the shares issued in the transaction will be deposited in an escrow and will be released to the former shareholders of Transwave Fiber upon the achievement of certain financial and technical milestones during a three-year period following the completion of the merger. The transaction will be accounted for under the purchase method of accounting. The transaction is expected to close during the first calendar quarter of 2001 and is subject to approval by Transwave's stockholders and other customary conditions.

Acquisition Of Shomiti Systems, Inc.

    On November 21, 2000, the Company entered into an agreement to acquire Shomiti Systems, Inc. ("Shomiti Systems"), a privately-held company located in San Jose, California. Established in 1995, Shomiti Systems is a technology leader in designing products which measure the performance of Ethernet networks in order to enhance their quality of service. Shomiti Systems' line of products are currently being deployed for measuring and monitoring 10-100 megabit and Gigabit Ethernet local area networks and e-commerce storage server farms.

    Under the terms of the agreement, Shomiti Systems stockholders will be entitled to receive up to approximately 3.8 million shares of Finisar common stock including shares issuable upon exercise of options to be assumed in the transaction. The transaction will be accounted for under the purchase method of accounting. The transaction is expected to close during the first calendar quarter of 2001 and is subject to approval by Shomiti's stockholders, the requirements of the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions.

Acquistion of Medusa Technologies, Inc.

    On December 13, 2000, the Company entered into an agreement to acquire Medusa Technologies, Inc. ("Medusa"), a privately-held company located outside Austin, Texas. Established in June 1997, Medusa provides training and testing services focusing on fibre channels and other networking technologies.

    Under the terms of the agreement, Medusa stockholders will be entitled to receive up to approximately 265,000 shares of Finisar common stock including shares issuable upon exercise of options assumed in the transaction. The transaction will be accounted for under the purchase method of accounting. The transaction is expected to close during the first calendar quarter of 2001 and is subject to approval by Medusa's stockholders and other customary conditions.

Purchase Of Buildings

    On November 14, 2000 the Company purchased a 92,000 square foot facility in Sunnyvale, California, consisting of three buildings for $32.5 million cash plus closing costs. The facility is currently under lease to a tenant through November 13, 2002 at which time the tenant has an option to renew the lease at fair market value for an additional five years.

Pending Litigation

    In January 2001, Methode and Stratos Lightwave filed a third lawsuit against the Company in the United States District Court for the Northern District of California, alleging that the Company's optoelectronic products infringe a seventh patent, which issued in July 1998. Although the Company's investigation of these allegations is still ongoing, the Company intends to vigorously defend this lawsuit. However, the Company cannot predict the outcome of this lawsuit with certainty.

FINANCIAL STATEMENTS

SENSORS UNLIMITED, INC.

As of December 31, 1999 and 1998 and for the years then ended

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Sensors Unlimited, Inc.:

    We have audited the accompanying balance sheets of Sensors Unlimited, Inc. (a New Jersey corporation) as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sensors Unlimited, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                      /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 28, 2000

SENSORS UNLIMITED, INC.

BALANCE SHEETS AS OF

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS
CURRENT ASSETS:
Cash	$371,673	$7,911
Accounts receivable, less allowance for doubtful accounts of $40,000 and $10,000 in 1999 and 1998, respectively (Note 1)	1,809,325	956,272
Unbilled costs (Note 1)	464,524	354,949
Inventory (Note 1)	696,093	431,181
Prepaid expenses	24,763	20,118

Total current assets	3,366,378	1,770,431
PROPERTY AND EQUIPMENT, net (Notes 1 and 2)	848,214	594,913
OTHER ASSETS	242,325	22,151

Total assets	$4,456,917	$2,387,495

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Short-term borrowings and current maturities of long-term debt (Note 3)	$111,535	$122,948
Accounts payable	918,535	803,719
Accrued expenses	338,126	310,712
Deferred revenue (Note 1)	41,477	170,624

Total current liabilities	1,409,673	1,408,003
LONG-TERM DEBT (Note 3)	43,816	987,824

Total liabilities	1,453,489	2,395,827

COMMITMENTS (Note 6)
STOCKHOLDERS' EQUITY (DEFICIT) (Note 4):
Preferred stock, $.01 par value, 2,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 5,000,000 shares authorized, 750,833 and 750,000 shares issued and outstanding as of December 31, 1999 and 1998, respectively	22,033	22,000
Retained earnings (deficit)	2,984,921	(26,806)
Treasury stock, 219 shares at cost	(3,526)	(3,526)

Total stockholders' equity (deficit)	3,003,428	(8,332)

Total liabilities and stockholders' equity (deficit)	$4,456,917	$2,387,495

The accompanying notes to financial statements are an integral part of these balance sheets.

SENSORS UNLIMITED, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
REVENUES (Note 1):
Net product sales	$8,402,623	$2,790,703
Contract revenues	3,939,758	2,992,617

	12,342,381	5,783,320

OPERATING EXPENSES:
Cost of product sales	2,380,632	1,053,264
Cost of contract revenues	2,933,042	1,981,562
Research and development expense	383,904	341,710
Selling, general and administrative expense	3,233,201	2,290,825

	8,930,779	5,667,361

Operating income	3,411,602	115,959
OTHER EXPENSE—Interest expense, net (Note 3)	75,700	104,038

Income before income tax expense	3,335,902	11,921
INCOME TAX EXPENSE (Note 1)	284,675	200

Net income	$3,051,227	$11,721

Net income per common share
Basic	$4.01	$0.02

Diluted	$3.05	$0.01

Shares used in computing net income per share
Basic	750,198	749,781

Diluted	988,564	964,864

The accompanying notes to financial statements are an integral part of these statements.

SENSORS UNLIMITED, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Common Stock				Total Stockholders' Equity (Deficit)
			Retained Earnings (Deficit)	Treasury Stock
	Shares	Amounts
BALANCE, December 31, 1997	750,000	$22,000	$(38,527)	$(3,526)	$(20,053)
Net income	—	—	11,721	—	11,721

BALANCE, December 31, 1998	750,000	22,000	(26,806)	(3,526)	(8,332)
Distributions paid to stockholders	—	—	(39,500)	—	(39,500)
Exercise of stock options	833	33	—	—	33
Net income	—	—	3,051,227	—	3,051,227

BALANCE, December 31, 1999	750,833	$22,033	$2,984,921	$(3,526)	$3,003,428

The accompanying notes to financial statements are an integral part of these statements.

SENSORS UNLIMITED, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,051,227	$11,721
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation	218,389	198,308
Provision for bad debts	43,060	—
Provision for obsolescence	53,567	—
Change in assets and liabilities—
Increase in accounts receivable	(896,113)	(298,466)
Increase in unbilled costs	(109,575)	(72,980)
Increase in inventory	(318,479)	(150,152)
(Increase) decrease in prepaid expenses	(4,645)	20,903
Increase in other assets	(60,174)	(12,433)
Increase in accounts payable	114,816	338,724
Increase (decrease) in accrued expenses	27,414	(31,735)
(Decrease) increase in deferred revenue	(129,147)	49,290

Net cash provided by operating activities	1,990,340	53,180

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(471,690)	(142,569)
Deposit for construction	(160,000)	—

	(631,690)	(142,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under subordinated convertible promissory note	(776,000)	186,000
Net repayments under line of credit	(74,000)	(6,000)
Repayment of notes payable	(105,421)	(112,670)
Exercise of stock options	33	—
Distributions paid to stockholders	(39,500)	—

Net cash (used in) provided by financing activities	(994,888)	67,330

Net increase (decrease) in cash	363,762	(22,059)
CASH, beginning of year	7,911	29,970

CASH, end of year	$371,673	$7,911

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest	$68,249	$104,038
Income taxes	274,675	200

The accompanying notes to financial statements are an integral part of these statements.

SENSORS UNLIMITED, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

1. The Company and Summary of Significant Accounting Policies

The Company

    Sensors Unlimited, Inc. (the "Company") was established in 1991 to capitalize on advances in III-V compound materials technology for telecommunications and imaging applications in the 1.0 micrometer—1.2 micrometer infrared spectrum. The Company performs applied research and development and manufacturing of state-of-the-art Indium Gallium Arsenide (InGaAs) photodetector arrays and cameras. The Company is recognized as a leader in the field of detector arrays for wavelength division multiplexing channel monitors, cameras and imaging products. The arrays are used in dense wavelength division multiplexing (DWDM) fiber optic systems addressing the demand for bandwidth on the Internet.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

    Revenue derived from sales of products is recognized upon shipment, passage of title and when all significant obligations of the Company have been satisfied. Revenue derived from research and development contracts is recognized in the same period as the professional services are rendered, related costs are incurred and significant contract terms have been satisfied.

    Revenue from research and development contracts that include performance milestones is recognized in accordance with the terms of the respective contracts. Revenue from achievement of milestone events is recognized when all parties concur that the scientific results stipulated in the agreement have been met. Unbilled costs represent revenues provided in excess of amounts billed. Deferred revenue represents billings in excess of costs and earnings and customer advances.

Allowance for Doubtful Accounts

    The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. In determining the amount of the allowance, management is required to make certain estimates and assumptions regarding the timing and amount of collection.

Inventory

    Inventory is stated at the lower of cost (moving average method) or market. The following is a summary of inventory at December 31, 1999 and 1998—

	1999	1998
Raw materials and spare parts	$652,476	$400,669
Finished goods	103,617	70,512

	756,093	471,181
Inventory reserve	(60,000)	(40,000)

	$696,093	$431,181

Property and Equipment

    Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years.

    The Company reviews the recoverability of its long-lived assets when events or changes in circumstances arise in order to identify business conditions which may indicate a possible impairment. The Company believes that there have been no such events or changes in circumstances. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

Income Taxes

    The Company has elected to be treated as an "S" corporation for Federal income tax purposes. The stockholders are liable for income taxes on the Company's taxable income, as it passes through to the stockholders' individual income tax returns. During 1999 and 1998, the Company has provided for state income taxes at statutory rates. Effective January 1, 2000, the Company has elected to be taxed as an "S" corporation in the State of New Jersey and will pay a reduced (2%) state corporate income tax on its taxable income. Deferred state income taxes for differences in timing in reporting income for financial statement and tax purposes are not significant.

    During 1999 and 1998, the Company utilized approximately $94,000 and $58,000, respectively, of state net operating loss carryforwards to offset taxable income. At December 31, 1999, all state net operating loss carryforwards have been utilized.

    Subsequent to the year-ended December 31, 1999, the Company anticipates making distributions to stockholders to cover their income taxes relating to 1999 Company earnings.

Stock-based Compensation

    The Financial Accounting Standards Board has issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation plans based on the fair value method using an option pricing model or to continue to apply APB No. 25,

"Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method. The Company continues to apply APB No. 25 and provides pro forma footnote disclosures.

Net Income Per Share

    Basic net income per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding, adjusted for the incremental dilution of outstanding stock options (238,366 and 215,083 in 1999 and 1998, respectively).

Concentrations

    In 1999 and 1998, approximately 32% and 52%, respectively, of revenues were derived under contracts with agencies within the U. S. Government. In addition, approximately 6% of 1999 revenues and 9% of 1998 revenues were derived from export sales.

    During 1999 and 1998, sales to one customer approximated 44% and 13% of revenues, respectively. Accounts receivable from this customer as of December 31, 1999 and 1998 approximated $1,181,000 and $285,000, respectively.

2. Property and Equipment, Net

    Property and equipment as of December 31, 1999 and 1998 consists of the following—

	1999	1998

Laboratory equipment	$1,195,346	$851,405
Computer equipment and software	234,473	192,731
Furniture and fixtures	177,032	100,125
Leasehold improvements	137,001	127,901

	1,743,852	1,272,162
Less—Accumulated depreciation	895,638	677,249

	$848,214	$594,913

3. Borrowings

    Borrowings as of December 31, 1999 and 1998 consist of the following—

	1999	1998

Equipment loan	$148,975	$236,607
Note payable	6,376	24,165
Subordinated convertible promissory note	—	776,000
Lines of credit	—	74,000

	155,351	1,110,772
Less—Current maturities	111,535	122,948

	$43,816	$987,824

    On October 5, 1999, a bank extended a $1,900,000 line of credit to the Company, secured by substantially all Company assets and partially guaranteed by the Company's president and primary stockholder. The proceeds are restricted for use by the Company solely for the purchase of equipment related to the Company's business and to finance the construction of additional space within the Company's place of business (see Note 5). The line of credit terminates on April 15, 2000, and is expected to be converted into a promissory note payable. As of December 31, 1999, there were no amounts outstanding under the line of credit.

    Pursuant to a subordinated convertible promissory note dated March 5, 1997, the Company borrowed $800,000 from its president, and primary stockholder, and utilized the proceeds to repay a note payable due April 30, 1997 to a bank. The subordinated convertible promissory note was convertible into the Company's common stock on a mandatory basis upon the consummation of an initial equity financing by the Company, such number of shares being equal to the outstanding principal and interest under the note outstanding divided by the price per share paid in connection with the initial equity financing. The note was also convertible at the option of the holder at any time into shares of Company common stock, cash or any combination thereof. During 1999, the Company repaid the balance on the subordinate convertible promissory note. On August 6, 1999, the credit agreement was amended to allow borrowings in amounts up to $300,000.

    On March 6, 1997, a bank extended a $300,000 line of credit to the Company, secured by substantially all Company assets and guaranteed by the Company's president. On August 6, 1999, the line of credit was increased to $1,000,000, and was amended to bear interest at the bank's base rate, as defined, plus 1% (9.5% as of December 31, 1999). As of December 31, 1999 and 1998, $0 and $74,000 was outstanding under the line of credit, respectively. During 1999, all amounts outstanding were repaid by the Company. This facility matures on April 30, 2000 and it is the Company's intent to renew the facility.

    On August 31, 1995, the Company entered into a note payable agreement with a bank for $500,000. On March 31, 1998, the Company refinanced the remaining note balance of $315,476. The refinanced note requires 36 monthly installments of $8,763 plus interest at the prime rate plus 1.5% (10% as of December 31, 1999). The principal balance outstanding was $148,975 and $236,607 as of December 31, 1999 and 1998, respectively.

    The Company's debt agreements contain covenant restrictions, which, among other things, require minimum financial ratios and the maintenance of minimum net worth, as defined.

    On April 17, 1995, the Company entered into a note payable with a third party for $75,000. The note has an annual interest rate of 11.0% and requires 60 monthly installments of $1,631 which commenced May 1, 1995. The principal balance outstanding was $6,376 and $24,165 as of December 31, 1999 and 1998, respectively.

    The future principal amounts due under the aforementioned loans are as follows—

2000	$111,535
2001	43,816

$155,351

4. Stock Option Plan

    The Company established the 1993 Stock Option Plan ("1993 Plan") to offer employees and consultants to the Company, incentive to enhance the long-term objectives of the Company. The 1993 Plan includes both incentive and nonqualified stock options. 230,000 shares of the Company's common stock have been reserved for issuance under the 1993 Plan. Options are issued at the discretion of the Board of Directors and at such amounts that the Board of Directors has determined is the fair value at the date of grant. Options vest 25% on the first anniversary of the grant and then ratably over 36 months following the first anniversary.

    During 1997, the Company established the 1997 Stock Option Plan ("1997 Plan") to attract and retain personnel, to provide additional incentive to employees, nonemployee members of the Board and consultants of the Company. The 1997 Plan includes both incentive and nonqualified stock options. 150,000 shares of the Company's common stock has been reserved for issuance under the 1997 Plan. A committee appointed by the Board of Directors determines option grants, their related fair value at the date of grant, the related exercise prices and the vesting period.

    In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123), the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years-dividend yield of 0%, risk-free interest rate of 6% and expected option life of 10 years. The weighted average fair value of options granted during 1999 and 1998 was $2.23 and $0.74, respectively. The activity and options outstanding under the Plans are as follows—

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 1997 (191,480 exercisable)—	243,000	0.19
Granted	27,500	1.65
Forfeited	(13,000)	1.65

Outstanding, December 31, 1998 (214,438 exercisable)—	257,500	$0.27
Granted	18,000	1.65
Exercised	(1,000)	0.04
Forfeited	(11,000)	1.65

Outstanding, December 31, 1999	263,500	$0.31

Exercisable, December 31, 1999	229,563	$0.16

    The following table summarizes information about stock options outstanding at December 31, 1999—

Exercise Prices	Number Outstanding at December 31, 1999	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 1999
$0.04	219,000	3.0	$0.04	212,854
1.65	44,500	6.6	1.65	16,709
0.04 to 1.65	263,500	3.6	0.31	229,563

    Subsequent to December 31, 1999, the Company granted stock options to purchase 99,000 shares of the Company's common stock at an exercise price of $5.00, the estimated fair value at the date of grant.

    As permitted by FAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation expense has been recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows—

	1999	1998
Net income as reported	$3,051,227	$11,721
Estimated fair value of the year's option grants, net of tax	11,156	5,928

Net income adjusted	$3,040,071	$5,793

    This proforma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized over the vesting period.

5. Commitments

    In January 1996, the Company signed a Patent and Technical information License Agreement with a third party research provider. The Agreement grants the Company a nonexclusive, worldwide license relating to certain technology for a period of twelve years. The Company is obligated to pay to the third party research provider a royalty equal to specified percentages of net product sales, as defined. Royalty rates are as follows—

Net Product Sales	Rate
Up to $1,000,000	10%
$1,000,000 - $3,000,000	8%
$3,000,000 - $5,000,000	6%
$5,000,000 - $10,000,000	4%
In excess of $10,000,000	3%

    Royalty expense under this agreement was approximately $23,000 and $25,000 in 1999 and 1998, respectively.

    The Company rents office space under a noncancellable lease agreement that expires January 1, 2001. The future minimum lease obligations under the agreement are as follows—

2000	$173,000

    During 1999 and 1998, rent expense approximated $173,000 and $136,000, respectively.

    On November 4, 1999, the Company entered into an $800,000 agreement with a contractor for the construction of additional space within the Company's place of business to be completed in 2000. During 1999, the Company paid a $160,000 down payment on the construction which is included in other assets as of December 31, 1999.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SENSORS UNLIMITED, INC.

As of September 30, 2000 and for the nine months ended September 30, 2000 and 1999

SENSORS UNLIMITED, INC.

UNAUDITED BALANCE SHEET

SEPTEMBER 30, 2000

(in thousands)

ASSETS
Current assets:
Cash	$427
Accounts receivable, net	3,695
Accounts receivable, other	357
Inventory	1,615
Prepaid expenses	194

Total current assets	6,288
Property and equipment, net	4,464
Other assets	85

Total assets	$10,837

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$1,141
Accounts payable	1,504
Accrued compensation	553
Other accrued liabilities	501
Dividend payable	5,723
Income tax payable	40

Total current liabilities	9,462
Long term debt	1,515
Stockholder's deficit:
Preferred stock	—
Common stock	382
Accumulated deficit	(522)

Total stockholders' deficit	(140)

Total liabilities and stockholders' equity	$10,837

See accompanying note to unaudited financial statements.

SENSORS UNLIMITED, INC.

UNAUDITED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30

(in thousands, except per share data)

	2000	1999
Revenue	$14,597	$5,087
Cost of revenue	5,228	1,626

Gross profit	9,369	3,461
Operating expenses:
Research and development	1,338	—
Sales and marketing	1,738	629
General and administrative	1,551	562

Total operating expenses	4,627	1,191

Operating income	4,742	2,270
Interest expense	36	73

Income before income tax expense	4,706	2,197
Income tax expense	100	100

Net income	$4,606	$2,097

Net income (loss) per common share
Basic	$(4.50)	$2.75

Diluted	$(4.50)	$2.09

Shares used in computing net income (loss) per share
Basic	780	750

Diluted	780	989

See accompanying note to unaudited financial statements.

SENSORS UNLIMITED, INC.

UNAUDITED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(in thousands)

	2000	1999
Operating Activities:
Net income	$4,606	$2,097
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	439	141
Changes in operating assets and liabilities:
Accounts receivable	(1,430)	(86)
Accounts receivable, other	(348)	(526)
Inventory	(919)	(135)
Prepaid expenses	(169)	(34)
Other assets	157	—
Accounts payable	571	(182)
Accrued compensation	401	(135)
Other accrued liabilities	298	(25)
Income tax payable	30	—

Net cash provided by operating activities	3,636	1,115

Investing Activities:
Purchases of property and equipment	(4,055)	(221)

Financing Activities:
Net borrowings under line of credit	800	—
Net borrowings under notes payable	1,702	(724)
Proceeds from exercise of stock options	363	—
Dividends payable	5,723	—
Distributions paid to stockholders	(8,113)	(34)

Net cash provided by financing activities	475	(758)

Net increase in cash	56	136
Cash, beginning of period	371	8

Cash, end of period	$427	$144

See accompanying note to unaudited financial statements.

SENSORS UNLIMITED, INC.

NOTE TO UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2000

1.  Basis of Presentation

    The accompanying unaudited condensed financial statements as of September 30, 2000, and for the nine months period ended September 30, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position at September 30, 2000 and the operating results for the nine months ended September 30, 2000 and 1999 and the cash flows for the nine months ended September 30, 2000 and 1999. These unaudited condensed financial statements should be read in conjunction with the Company's audited financial statements and notes for the years ended December 31, 1999 and 1998 included elsewhere in this Registration Statement and Prospectus.

    The results of operations for the nine months ended September 30, 2000 and 1999 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending December 31, 2000.

FINANCIAL STATEMENTS

DEMETER TECHNOLOGIES, INC.

As of October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     The Board of Directors and Stockholders
Demeter Technologies, Inc.

    We have audited the accompanying balance sheet of Demeter Technologies, Inc. as of October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (June 22, 2000) to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demeter Technologies, Inc. at October 31, 2000, and the results of its operations and its cash flows for the period from inception (June 22, 2000) to October 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California
January 23, 2001

DEMETER TECHNOLOGIES, INC.

BALANCE SHEET

October 31, 2000

Assets
Current assets:
Cash and cash equivalents	$564,333
Short-term investments	3,371,655
Accounts receivable (net allowance for doubtful accounts of $1,646)	20,960
Inventories	233,026
Prepaid expenses and other current assets	107,706

Total current assets	4,297,680
Property, equipment, and improvements, net	608,550

Total assets	$4,906,230

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$527,042
Payable to American Xtal Technology, Inc.	827,725
Payable to private stockholders	175,000
Other accrued liabilities	209,877

Total current liabilities	1,739,644
Commitments
Stockholders' equity:
Preferred stock, $0.001 par value, 40,000,000 shares authorized:
Convertible Series A, 20,000,000 shares designated, $0.001 par value, 14,000,701 shares issued and outstanding; aggregate liquidation preference of $8,000,000	14,000
Common stock, $0.001 par value; 40,000,000 shares authorized, 4,000,000 shares issued and outstanding	4,000
Additional paid-in capital	17,992,000
Stock subscription receivable	(4,050,000)
Deferred stock compensation	(7,529,000)
Purchased technology	(1,653,000)
Accumulated other comprehensive income	33,919
Accumulated deficit	(1,645,333)

Total stockholders' equity	3,166,586

Total liabilities and stockholders' equity	$4,906,230

See accompanying notes.

DEMETER TECHNOLOGIES, INC.

STATEMENT OF OPERATIONS

Period from inception (June 22, 2000) to October 31, 2000

Revenues	$53,754

Operating expenses:
Cost of revenues	115,625
Research and development	518,259
General and administrative	649,849
Amortization of deferred stock compensation	371,000
Amortization of purchased technology	57,000

Total operating expenses	1,711,733
Loss from operations	(1,657,979)
Interest and other income	12,646

Net loss	$(1,645,333)

See accompanying notes.

DEMETER TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

Period from inception (June 22, 2000) to October 31, 2000

	Series A Convertible Preferred Stock
			Common Stock
					Additional Paid-In Capital	Stock Subscription Receivable	Deferred Stock Compensation	Contributed Technology	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Issuance of 4,000,000 shares of common stock at $0.10 per share	—	$—	4,000,000	$4,000	$396,000	$—	$—	$—	$—	$—	$400,000
Issuance of shares of Series A preferred stock at $0.5714 per share	14,000,701	14,000	—	—	7,986,000	(4,050,000)	—	—	—	—	3,950,000
Issuance of warrant to purchase up to 4,500,000 shares of Series A convertible preferred stock in exchange for purchased technology	—	—	—	—	1,710,000	—	—	(1,710,000)	—	—	—
Deferred stock compensation	—	—	—	—	7,900,000	—	(7,900,000)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	371,000	—	—	—	371,000
Amortization of purchased technology	—	—	—	—	—	—	—	57,000	—	—	57,000
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	33,919	—	33,919
Net loss	—	—	—	—	—	—	—	—	—	(1,645,333)	(1,645,333)

Comprehensive loss											(1,611,414)

Balance at October 31, 2000	14,000,701	$14,000	4,000,000	$4,000	$17,992,000	$(4,050,000)	$(7,529,000)	$(1,653,000)	$33,919	$(1,645,333)	$3,166,586

See accompanying notes.

DEMETER TECHNOLOGIES, INC.

STATEMENT OF CASH FLOWS

Period from inception (June 22, 2000) to October 31, 2000

Operating activities
Net loss	$(1,645,333)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	6,655
Amortization of deferred stock compensation	371,000
Amortization of purchased technology	57,000
Changes in operating assets and liabilities:
Accounts receivable	(20,960)
Inventories	(233,026)
Prepaid expenses and other current assets	(107,706)
Accounts payable	527,042
Payable to American Xtal Technologies, Inc.	827,725
Other accrued liabilities	209,877

Net cash used in operating activities	(7,726)

Investing activities
Purchase of property and equipment	(615,205)
Purchase of short-term investments	(3,337,736)

Net cash used in investing activities	(3,952,941)

Financing activities
Proceeds from issuance of Series A convertible preferred stock	3,950,000
Proceeds from issuance of common stock	400,000
Payable to private stockholders	175,000

Net cash provided by financing activities	4,525,000

Net increase in cash and cash equivalents and cash and cash equivalents end of period	$564,333

See accompanying notes.

DEMETER TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

October 31, 2000

1.  Summary of Significant Accounting Policies

Description of Business

    Demeter Technologies, Inc. (the Company) was incorporated in the state of Delaware on June 22, 2000 to engage in the development of long wavelength Fabry Perot (FP) and Distributed Feedback (DFB) lasers for datacom and telecommunications applications.

    In June, 2000, the founders of the Company were issued 4,000,000 shares of common stock in exchange for cash of $400,000. In August, 2000, the Company issued 14,000,701 shares of Series A convertible preferred stock at $0.5714 per share (see Note 6). Each preferred stockholder paid approximately one half in cash and one half was recorded as a subscription receivable. Concurrently with the Series A convertible preferred stock, the Company issued a warrant for 4,500,000 shares of Series A convertible preferred stock (see Note 6) to American Xtal Technologies, Inc. (AXT) in exchange primarily for technology related to FP lasers. AXT also leases certain facilities and equipment to the Company (see Note 5). The president of the Company is the brother of the president of AXT.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturity from the date of purchase of three months or less to be cash equivalents.

Short-Term Investments

    In accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its short-term investments as available-for-sale. Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. The cost of short-term investments sold is based on specific identification. The fair value of short-term investments is based on quoted market prices. The difference between market value and cost of these securities at October 31, 2000 was an unrealized gain of $33,919.

Inventories

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property and Equipment

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to seven years.

Revenue Recognition

    Revenue is recognized at the time of product shipment and no significant obligations remain, net of allowance for estimated returns. Warranty expenses are also estimated and provided for at the time of shipment.

Advertising Costs

    Advertising costs are expensed as incurred. Advertising costs were not material for the period ending October 31, 2000.

Concentration of Credit Risk

    Financial instruments which potentially subject the Company to concentrations of credit risk include cash, cash equivalents, short-term investments, and accounts receivable. The Company places its cash, cash equivalents, and short-term investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 66% and 21% of the total balance at October 31, 2000. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

Current Vulnerabilities Due to Certain Concentrations

    During the period from inception (June 22, 2000) to October 31, 2000, revenues from two customers represented 50% and 31% of total revenues.

Research and Development

    Research and development expenditures are charged to operations as incurred.

Stock-Based Compensation

    The Company accounts for employee stock options and common stock purchase right grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and has adopted the disclosure-only alternative of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

Comprehensive Income (Loss)

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) requires unrealized gains or losses on the Company's available-for-sale investments to be included in other comprehensive income. The net unrealized gain on available-for-sale securities for the period from inception (June 22, 2000) to October 31, 2000 was $33,919.

2.  Short-Term Investments

    As of October 31, 2000, short-term investments consist of certificates of deposit with a fair value of $3,371,655 and an amortized cost of $3,337,736. The average maturity of the short-term investments was approximately two months and the weighted-average effective interest rate was 6%.

3.  Inventories

    Inventories consist of the following:

October 31, 2000
Raw materials	$188,380
Work in-process	18,560
Finished goods	26,086

$233,026

4.  Property, Equipment, and Improvements

    Property and equipment consists of the following:

October 31, 2000
Computers, machinery, and equipment	$304,894
Furniture and fixtures	32,065
Software	36,799
Construction in progress	241,447

615,205
Less accumulated depreciation and amortization	6,655

Property and equipment, net	$608,550

    Construction in progress consists of leasehold improvements not placed into service. No depreciation or amortization was recorded on these assets.

5.  Operating Lease Commitments

    The Company leases its facilities and equipment under various agreements with AXT expiring August 2003 and August 2002, respectively. Rent expense was approximately $117,000 for the period ended October 31, 2000. The Company has the option to extend the term of its operating leases for three additional years for leased facilities and for two additional years for leased equipment. The Company also has an option to purchase certain of the equipment for the depreciated value of the equipment owned by AXT and at the buy-out value of the equipment leased by AXT. At October 31, 2000, minimum rental payments under operating leases are as follows:

Year ended October 31,
2001	$488,428
2002	426,813
2003	152,535

$1,067,776

    AXT is currently constructing improvements at the leased facilities. AXT is funding the entire cost of such improvements; however, the Company is obligated to reimburse AXT on demand for any portion of such cost of improvements which exceeds $1,150,000. In addition, the Company shall pay AXT additional monthly rent equal to the total amount of AXT's depreciation costs of such improvements plus the interest cost to AXT on any funds borrowed for such purpose or the interest cost on any funds used to build such improvements (based on 10% per annum simple interest, regardless of how AXT finances such improvements), calculated on a monthly basis; the Company shall continue to pay such additional rent monthly until AXT has recovered from the Company the entire building costs of such improvements (up to $1,150,000).

6.  Stockholders' Equity

Common Stock and Preferred Stock

    Following the Company's incorporation in June 2000, the Company is authorized to issue 80,000,000 shares consisting of 40,000,000 shares of common stock, par value $0.001 per share and 40,000,000 shares of preferred stock, par value $0.001. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof.

Series A Convertible Preferred Stock

    On August 10, 2000, the Company designated 20,000,000 shares as Series A convertible preferred stock, and in August 2000, the Company issued 14,000,701 shares of Series A convertible preferred stock at $0.5714 per share, resulting in cash proceeds of approximately $4,000,000 and a receivable of $4,000,000.

    The holders of shares of Series A preferred stock are entitled to receive dividends, out of assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holders thereof to receive, directly or indirectly, additional shares of common stock) on the common stock, at the rate of 8% of the liquidation preference per share per annum for the Series A preferred stock, payable when, as, and if declared by the board of directors. Such dividends will not be cumulative. No dividends have been declared.

    Each share of Series A convertible preferred stock is convertible, at the option of the holder, at any time, into common stock at the current conversion rate (currently one-for-one). Conversion is automatic upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, which results in a price per share of not less than five times the then applicable conversion price and gross offering proceeds of not less than $10,000,000 or upon the approval of the holders of at least a majority of the outstanding shares of the preferred stock. The preferred stock has voting rights on an as-if-converted to common stock basis.

    Series A convertible preferred stockholders are entitled to receive, upon liquidation, an amount per share equal to the issuance price, plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed pro rata among the common stockholders and Series A convertible preferred stockholders on an as-if-converted basis.

Warrants and Related Purchased Technology

    On August 10, 2000, the Company granted a warrant to AXT to purchase up to 4,500,000 shares of the Company's Series A convertible preferred stock at $0.5714 per share. The warrant may be exercised in whole or in part at any time, and will expire the later of (i) August 10, 2005 and (ii) the closing of a qualified public offering or the sale of substantially all of the assets of the Company or the merger or consolidation with a public company. The value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: weighted-average, risk-free interest rate of 5%, estimated life of 5 years, volatility of 0.8%, and no dividend yield. The warrant was primarily issued for access to certain technology related to FP lasers. The Company has recorded the $1,710,000 estimated fair value of the warrant as a contra-equity amount and is being amortized to income over the 5-year estimated life of the warrant.

2000 Stock Plan

    In September 2000, the Company adopted the 2000 Stock Plan (the Plan) which provides for the issuance of common stock options and common stock purchase rights to employees and consultants of the Company of up to 3,000,000 shares of the Company's common stock. The Plan permits the Company to (i) grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options, which are not intended to qualify as incentive stock options. Options generally vest 25% upon completion of one year of service and 1/48 per month thereafter. Options expire after 10 years.

    During the period from inception (June 22, 2000) to October 31, 2000, the Company granted options for 1,137,000 shares of common stock at an exercise price of $0.25 per share. None of these options were exercised or canceled during the period from inception (June 22, 2000) to October 31, 2000 and none of the options were exercisable as of October 31, 2000. The weighted-average deemed fair value of the options granted during the period from inception (June 22, 2000) to October 31, 2000 was $7.64 per share. The Company also reserved for issuance 1,048,000 options at an exercise price of $0.25 per share to certain individuals, not yet employees with the Company, with vesting commencing the first day of employment with the Company. The weighted-average remaining contractual life of the options outstanding as of October 31, 2000 was 9.8 years. As of October 31, 2000, 815,000 shares of common stock were available for future grants.

Deferred Stock Compensation

    In connection with the grant of stock options to employees, the Company recorded deferred stock compensation of $7,900,000 for the period from inception (June 22, 2000) through October 31, 2000, representing the difference between the deemed fair value of the Company's common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the four-year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The Company will recognize additional deferred compensation for the options reserved for issuance to certain individuals who have not yet commenced employment with the Company.

Accounting for Stock-Based Compensation

    Pro forma information regarding net income is required by SFAS 123 as if the Company had accounted for its employee stock options granted under the fair value method of SFAS 123. The fair value for the Company's stock option grants was estimated at the date of grant using the minimum value option valuation model. The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's stock-based awards have characteristics significantly different from those of traded options and because changes in the subject input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessary provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions: risk-free interest rates of 5%; no dividend yield; and a weighted-average expected life of the option of five years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For the period from inception (June 22, 2000) to October 31, 2000 the pro forma net loss was $(1,795,333).

Shares Reserved

    Common stock subject to future issuance is as follows:

October 31, 2000
Conversion of Series A convertible preferred stock	14,000,701
Exercise of outstanding options	1,137,000
Shares reserved for outstanding options	1,048,000
Common stock available for grant under stock option plan	815,000
Common stock reserved for exercise of warrant for Company's Series A convertible preferred stock	4,500,000

21,500,701

7.  Income Taxes

    There is no provision for U.S. federal, U.S. state or foreign income taxes as the Company has incurred operating losses since inception for all jurisdictions.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets are as follows:

October 31, 2000
Deferred tax assets:
Net operating loss carryforwards	$300,000
Other	200,000

Total deferred tax assets	500,000
Valuation allowance	(500,000)

Net deferred tax assets	$—

    Realization of the deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

    As of October 31, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $800,000, which expire in 2020. The Company also had net operating loss carryforwards for state income tax purposes of approximately $800,000 expiring in 2008. Utilization of the Company's net operating loss may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

8.  Segments and Geographic Information

    The Company operates in one reportable segment, the design, manufacture, and marketing of lasers for datacom and telecommunications applications. During the period from inception (June 22, 2000) to October 31, 2000, 10%, 50% and 40% of the Company's revenues were from United States, Taiwan, and UK based entities, respectively.

9.  Subsequent Events

    On November 21, 2000, all of the stockholders' of the Company sold their ownership interest to Finisar Corporation (Finisar). Finisar will record the transaction using the purchase method of accounting. Pursuant to the Agreement and Plan of Reorganization, Finisar issued 6,020,012 shares of its common stock in exchange for the outstanding shares of Demeter common and preferred stock and the outstanding warrant. In addition, Finisar assumed options to purchase the Company's common stock and reserved 566,573 shares of Finisar common stock for issuance upon the exercise of the assumed options.

UNAUDITED PRO FORMA INFORMATION

FINISAR CORPORATION, SENSORS UNLIMITED, INC.,
AND DEMETER TECHNOLOGIES, INC.

As of October 31, 2000, for the year ended
April 30, 2000 and for the six months
ended October 31, 2000

FINISAR CORPORATION, SENSORS UNLIMITED, INC.
AND DEMETER TECHNOLOGIES, INC.

INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION

    The Unaudited Pro Forma Condensed Statement of Operations for the year ended April 30, 2000 and the six months ended October 31, 2000 and the Unaudited Pro Forma Condensed Balance Sheet as of October 31, 2000 are based on the historical financial statements of Finisar Corporation ("Finisar"), Sensors Unlimited, Inc. ("Sensors") and Demeter Technologies, Inc. ("Demeter"), after giving effect to the acquisition of Sensors and Demeter under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Financial Statements. The Unaudited Pro Forma Condensed Statements of Operations are presented as if the combinations had taken place on May 1, 1999.

    The Unaudited Pro Forma Condensed Statement of Operations for the six months ended October 31, 2000 combines the historical six months ended October 31, 2000 for Finisar (which includes one month of operations of Sensors), the historical five months ended September 30, 2000 for Sensors and the period from June 22, 2000 (the date of incorporation) to October 31, 2000 for Demeter. The Unaudited Pro Forma Condensed Statement of Operations for the year ended April 30, 2000 combines the historical year ended April 30, 2000 for Finisar, the twelve months ended March 31, 2000 for Sensors and, since Demeter was not incorporated until after April 30, 2000, only amortization of the purchase price adjustments for the twelve months ended April 30, 2000 for Demeter. Since the acquisition of Sensors occurred prior to October 31, 2000, the Unaudited Pro Forma Condensed Balance Sheet is presented to give effect to the acquisition of Demeter as if it occurred on October 31, 2000 and combines the balance sheet for Finisar as of October 31, 2000, which includes the purchase of Sensors, with the balance sheet of Demeter as of October 31, 2000.

    The Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of Finisar, Sensors and Demeter. The pro forma information does not purport to be indicative of the results that would have been reported if the above transaction had been in effect for the period presented or which may result in the future.

FINISAR, SENSORS AND DEMETER

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

Year ended April 30, 2000

(in thousands, except per share data)

	Finisar Year Ended April 30, 2000	Sensors 12 Months Ended March 31, 2000	Demeter Year Ended April 30, 2000	Sensors Pro Forma Adjustments		Demeter Pro Forma Adjustments		Finisar Pro Forma

Revenue	$67,147	$11,254	$—	$—		$—		$78,401
Cost of revenues	34,190	3,472	—	—		—		37,662
Amortization of acquired developed technology	—	—	—	10,986	(A)	2,997	(B)	13,983

Gross profit	32,957	7,782	—	(10,986)		(2,997)		26,756
Operating expenses:
Research and development	13,806	690	—	—		—		14,496
Sales and marketing	7,122	1,196	—	—		—		8,318
General and administrative	3,516	993	—	—		—		4,509
Amortization of deferred stock compensation	5,530	—	—	2,915	(A)	3,325	(B)	11,770
Amortization of intangibles	—	—	—	60,008	(A)	30,614	(B)	90,622

Total operating expenses	29,974	2,879	—	62,923		33,939		129,715

Income (loss) from operations	2,983	4,903	—	(73,909)		(36,936)		(102,959)
Interest income (expense), net	3,252	(31)	—	—		—		3,221
Other income (expense), net	(99)	—	—	—		—		(99)

Income (loss) before income taxes	6,136	4,872	—	(73,909)		(36,936)		(99,837)
Provision for income taxes	3,255	284	—	(6,286	)(A)	(2,693	)(B)	(4,263	)(D)
				1,177	(C)

Net income (loss)	$2,881	$4,588	$—	$(68,800)		$(34,243)		$(95,574)

Net income (loss) per share:
Basic	$0.03							$(0.74)

Diluted	$0.02							$(0.74)

Shares used in computing net income (loss) per share:
Basic	113,930							129,431	(E)

Diluted	144,102							129,431	(E)

See accompanying notes to Finisar, Sensors and Demeter
unaudited pro forma condensed financial statements.

FINISAR, SENSORS AND DEMETER

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

Six months ended October 31, 2000

(in thousands, except per share data)

	Finisar 6 Months Ended Oct 31, 2000	Sensors 5 Months Ended Sep 30, 2000	Demeter Period From June 22 to Oct 31, 2000	Sensors Pro Forma Adjustments		Demeter Pro Forma Adjustments		Finisar Pro Forma
Revenue	$71,740	$8,723	$54	$—		$—		$80,517
Cost of revenues	42,499	3,454	116	—		—		46,069
Amortization of acquired developed technology	916	—	—	4,577	(A)	1,499	(B)	6,992

Gross profit	28,325	5,269	(62)	(4,577)		(1,499)		27,456
Operating expenses:
Research and development	10,634	1,110	518	—		—		12,262
Sales and marketing	6,200	1,214	—	—		—		7,414
General and administrative	3,107	1,044	650	—		—		4,801
Amortization of deferred stock compensation	2,882	—	371	1,214	(A)	1,663	(B)	6,130
Amortization of intangibles	5,002	—	57	25,003	(A)	15,307	(B)	45,369
Acquired in-process research and development	23,027	—	—	—		—		23,027
Other acquisition compensation	554	—	—	—		—		554

Total operating expenses	51,406	3,368	1,596	26,217		16,970		99,557

Income (loss) from operations	(23,081)	1,901	(1,658)	(30,794)		(18,469)		(72,101)
Interest income (expense), net	8,500	(41)	13	—		—		8,472
Other income (expense), net	(43)	—	—	—		—		(43)

Income (loss) before income taxes	(14,624)	1,860	(1,645)	(30,794)		(18,469)		(63,672)
Provision for income taxes	4,637	100	—	(2,619) 458	(A) (C)	(1,347)	(B)	1,229	(D)

Net income (loss)	$(19,261)	$1,760	$(1,645)	$(28,633)		$(17,122)		$(64,901)

Net income (loss) per share:
Basic	$(0.13)							$(0.39)

Diluted	$(0.13)							$(0.39)

Shares used in computing net income (loss) per share:
Basic	152,115							166,105	(E)

Diluted	152,115							166,105	(E)

See accompanying notes to Finisar, Sensors and Demeter
unaudited pro forma condensed financial statements.

FINISAR AND DEMETER

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

October 31, 2000

(in thousands)

	Finisar	Demeter	Pro Forma Adjustments		Finisar Pro Forma

Assets
Current assets:
Cash and cash equivalents	$75,872	$564	$—		$76,436
Short-term investments	193,360	3,372	—		196,732
Accounts receivable—trade, net	29,615	21	—		29,636
Accounts receivable, other	5,514	—	—		5,514
Inventories	36,582	233	—		36,815
Income tax receivable	1,539	—	—		1,539
Deferred income taxes	2,384	—	—		2,384
Prepaid expenses	636	108	—		744

Total current assets	345,502	4,298	—		349,800
Property, equipment and improvements, net	20,914	608	—		21,522
Purchased intangible assets	60,638	—	31,207	(B)	91,845
Goodwill	286,121	—	151,014	(B)	437,135
Other assets	13,007	—	—		13,007

Total assets	$726,182	$4,906	$182,221		$913,309

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$16,053	$1,315	$—		$17,368
Accrued compensation	4,339	40	—		4,379
Other accrued liabilities	11,894	384	2,600	(B)	14,878
Short-term debt	633	—	—		633

Total current liabilities	32,919	1,739	2,600		37,258
Long-term liabilities:
Deferred income taxes	28,048	—	17,803	(B)	45,851
Notes payable, long-term portion	1,493	—	—		1,493
Other long-term liabilities	893	—	—		893

Total long-term liabilities	30,434	—	17,803		48,237

Stockholders' equity:
Common stock	719,018	17,996	184,320	(B)	903,338
			(17,996	)(B)
Preferred stock	—	14	(14	)(B)	—
Notes receivable from stockholders	(2,394)	(4,050)	4,000	(B)	(2,444)
Deferred stock compensation	(15,266)	(7,529)	(13,301	)(B)	(28,567)
			7,529	(B)

Accumulated other comprehensive income	162	34	(34	)(B)	162
Contributed technology	—	(1,653)	1,653	(B)	—
Accumulated deficit	(38,691)	(1,645)	1,645	(B)	(44,675)
			(5,984	)(B)

Total stockholders' equity	662,829	3,167	161,818		827,814

Total liabilities and stockholders' equity	$726,182	$4,906	$182,221		$913,309

See accompanying notes to Finisar, Sensors and Demeter
unaudited pro forma condensed financial statements.

NOTES TO FINISAR, SENSORS AND DEMETER

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    (A) On August 16, 2000 Finisar and Sensors entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which Finisar acquired Sensors. The transaction closed on October 17, 2000. Sensors is headquartered in Princeton, New Jersey and is a leading supplier of optical components that monitor the performance of dense wavelength division multiplexing or DWDM, systems. Finisar designated September 30, 2000 as the acquisition date for accounting purposes.

    Pursuant to the Agreement, Finisar issued 18,962,141 shares of its common stock in exchange for the outstanding shares of Sensors common stock. In addition, Finisar assumed options to purchase Sensors common stock and reserved 381,417 shares of Finisar common stock for issuance upon the exercise of the assumed options. At the closing of the merger transaction, the assumed Sensor options converted into Finisar options vested to the extent of the greater of (i) 25% of the total number of shares subject to the option or (ii) the vested percentage of the Sensors option at the closing of the transaction, up to a maximum of 50% of the total number of shares subject to the option. The unvested portion of each assumed option will vest in three approximately equal annual installments on each of the first three anniversaries of the date of closing of the transaction, subject to the option holder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 9,481,109 shares of Finisar common stock were issued to the former stockholders of Sensors (the "Initial Consideration") and 9,481,032 shares of common stock, or approximately one-half of the shares issued pursuant to the transaction, were deposited into escrow with U.S. Bank Trust, National Association (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, the closing date, subject to the achievement of certain development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, one-third of the escrow shares that would otherwise be delivered to the principal shareholders of Sensors on the third anniversary of the closing of the transaction will be subject to claims for indemnification by Finisar under the Agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    In addition to the Initial Consideration and Deferred Consideration, on each of the first three anniversaries of the closing of the transaction, Finisar will issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of Finisar common stock (valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market for the ten trading days preceding the applicable payment date) (the "Additional Consideration"). These shares of Finisar common stock, with an estimated value of $48 million, will be distributed as follows:

  (1)
  If on the first anniversary of the closing of the transaction, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;

  (2)
  If on the second anniversary of the closing of the transaction, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

  (3)
  If on the third anniversary of the closing of the transaction, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, and if prior to that date all six development milestones set forth in the Agreement have been achieved, Finisar will issue Finisar shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

    Only the Initial Consideration has been recorded for accounting purposes since the payment of the Deferred and Additional Consideration is contingent upon future events that are not assured of occurring beyond a reasonable doubt. The Deferred Consideration, if any, will be recorded as additional purchase cost at the then current market price of the common stock when the milestones are attained. The Additional Consideration, if any, will be recorded as additional purchase cost at the then current market price of common stock on the first, second and third anniversaries of the closing of the transaction. Accordingly, Finisar's initial cost to acquire Sensors is calculated to be $356.1 million using the price of $33.47 per share of Finisar common stock, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after August 16, 2000, the day the transaction was announced. The fair value of the assumed stock options of $12.7 million, as well as estimated direct transaction expenses of $26.1 million, have been included as a part of the total purchase cost. Sensors currently operates as a wholly-owned subsidiary of Finisar.

    The cost to acquire Sensors has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total initial purchase cost of Sensors is as follows (in thousands):

Value of securities issued	$317,342
Assumption of Sensors common stock options	12,675
Estimated transaction costs and expenses	26,111

$356,128

    The preliminary purchase price allocation as of September 30, 2000 is as follows (in thousands):

	Amount	Useful Life in Years	Annual Amortization of Intangibles
Net tangible assets (liabilities) of Sensors	$(140)
Intangible assets acquired:
Developed technology	54,930	5	$10,986
In-process research and development	23,027	N/A	N/A
Assembled workforce	1,539	3	513
Customer base	1,901	3	634
Tradename	3,336	5	667
Deferred compensation	8,744	3	2,915
Goodwill	290,971	5	58,194
Deferred income tax	(28,180)	3-5	(6,286)

Total preliminary purchase price allocation	$356,128		$67,623

    An independent valuation specialist performed an allocation of the total purchase price of Sensors to its individual assets. The purchase price was allocated to Sensors' tangible assets, specific intangible assets such as assembled workforce, customer base, tradename, and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes optical components that monitor the performance of dense wavelength division multiplexing networks. Sensors' technology enables telecommunications companies to optimize the use of existing bandwidth in fiber optic networks. Finisar will amortize the acquired developed technology of approximately $54.9 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.5 million on a straight-line basis over an average estimated useful life of three years.

    Acquired customer base is based on historical costs incurred and is comprised of Sensors management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $1.9 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Sensors name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $3.3 million on a straight-line basis over an average estimated useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value of the unvested Finisar options exchanged for options held by Sensors' employees. The $8.7 million of deferred compensation will be amortized over the remaining vesting period of approximately three years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: i) have not demonstrated their technological feasibility, and ii) have no alternative future uses. Accordingly, the Company recognized an expense of $23.0 million during the quarter ended October 31, 2000 in conjunction with the completion of this acquisition.

    (B) On November 21, 2000 Finisar and Demeter entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which Finisar acquired Demeter. The transaction also closed on November 21, 2000. Demeter is headquartered in El Monte, California. Demeter Technologies was founded in August 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications.

    Pursuant to the Agreement, Finisar issued 6,020,012 shares of its common stock in exchange for the outstanding shares of Demeter common stock. In addition, Finisar assumed options to purchase Demeter common stock and reserved 566,573 shares of Finisar common stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 601,993 shares of Finisar common stock were deposited into an escrow with the U.S. Bank Trust, National Association. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    Finisar's initial cost to acquire Demeter is calculated to be $186.9 million using the price of $28.05 per share of Finisar common stock, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after November 21, 2000, the day the transaction was announced. The fair value of the assumed stock options of $15.4 million, as well as estimated direct transaction expenses of $2.6 million, have been included as a part of the total purchase cost. Demeter currently operates as a wholly-owned subsidiary of Finisar.

    The cost to acquire Demeter has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total initial purchase cost of Demeter is as follows (in thousands):

Value of securities issued	$168,882
Assumption of Demeter common stock options	15,438
Estimated transaction costs and expenses	2,600

$186,920

    The preliminary purchase price allocation as of October 31, 2000 is as follows (in thousands):

	Amount	Useful Life in Years	Annual Amortization of Intangibles
Net tangible assets of Demeter	$3,217
Intangible assets acquired:
Developed technology	29,972	10	$2,997
In-process research and development	5,984	N/A	N/A
Assembled workforce	997	3	332
Customer base	238	3	79
Deferred compensation	13,301	4	3,325
Goodwill	151,014	5	30,203
Deferred income tax	(17,803)	3-10	(2,693)

Total preliminary purchase price allocation	$186,920		$34,243

    An independent valuation specialist performed an allocation of the total purchase price of Demeter to its individual assets. The purchase price was allocated to Demeter's tangible assets, specific intangible assets such as assembled workforce, customer base and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications. Finisar will amortize the acquired developed technology of approximately $30.0 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $0.9 million on a straight-line basis over an average estimated useful life of three years.

    Acquired customer base is based on historical costs incurred and is comprised of Demeter management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.2 million on a straight-line basis over an average estimated useful life of three years.

    Deferred compensation expense is recognized for the intrinsic value of the unvested Finisar options exchanged for options held by Demeter's employees. The $13.3 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: i) have not demonstrated their technological feasibility, and ii) have no alternative future uses. Accordingly, the Company will recognized an expense of $6.0 million during the quarter ending January 31, 2001 in conjunction with the completion of this acquisition.

    (C) Historically, Sensors elected to be treated as an "S" corporation for Federal income tax purposes; therefore the Sensors stockholders were liable for income taxes on Sensors' taxable income. The pro forma provision for income taxes includes estimated income taxes on Sensor's income at a tax rate of 30%.

    (D) The pro forma combined provision for income taxes does not represent the amounts that would have resulted had Finisar, Sensors and Demeter filed consolidated income tax returns during the periods presented.

    (E) The pro forma basic and diluted net earnings per share for the year ended April 30, 2000 are based on the weighted average number of shares of Finisar common stock outstanding, the initial 9,481,109 shares issued by Finisar in the Sensors transaction and the 6,020,012 shares issued by Finisar in the Demeter transaction. The pro forma basic and diluted net earnings per share for the six months ended October 31, 2000 are based on the weighted average number of shares of Finisar common stock outstanding, the 7,970,383 shares (representing the difference between the shares issued by Finisar in the Sensors transaction and the amount included in the weighted average number of shares of Finisar common stock outstanding) and the 6,020,012 shares issued by Finisar in the Demeter transaction.

5,418,019 Shares

Common Stock

P R O S P E C T U S

February 8, 2001

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Finisar Corporation
Recent Developments
Corporate Information
The Offering
Summary Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
FINISAR CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
FINISAR CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data)
FINISAR CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
FINISAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of October 31, 2000 and for the six month periods ended October 31, 2000 and 1999 is unaudited)
SENSORS UNLIMITED, INC. BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. UNAUDITED BALANCE SHEET SEPTEMBER 30, 2000 (in thousands)
SENSORS UNLIMITED, INC. UNAUDITED STATEMENTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30 (in thousands, except per share data)
SENSORS UNLIMITED, INC. UNAUDITED STATEMENT OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30 (in thousands)
SENSORS UNLIMITED, INC. NOTE TO UNAUDITED FINANCIAL STATEMENTS SEPTEMBER 30, 2000
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
DEMETER TECHNOLOGIES, INC. BALANCE SHEET October 31, 2000
DEMETER TECHNOLOGIES, INC. STATEMENT OF OPERATIONS Period from inception (June 22, 2000) to October 31, 2000
DEMETER TECHNOLOGIES, INC. STATEMENT OF CASH FLOWS Period from inception (June 22, 2000) to October 31, 2000
DEMETER TECHNOLOGIES, INC. NOTES TO FINANCIAL STATEMENTS October 31, 2000
FINISAR CORPORATION, SENSORS UNLIMITED, INC. AND DEMETER TECHNOLOGIES, INC.
INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION
FINISAR, SENSORS AND DEMETER UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS Year ended April 30, 2000 (in thousands, except per share data)
FINISAR, SENSORS AND DEMETER UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS Six months ended October 31, 2000 (in thousands, except per share data)
FINISAR AND DEMETER UNAUDITED PRO FORMA CONDENSED BALANCE SHEET October 31, 2000 (in thousands)
NOTES TO FINISAR, SENSORS AND DEMETER UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS